UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

The following information is being furnished on Form 6-K in order to update certain disclosures in the annual report on Form 20-F for the year ended December 31, 2020 of Arcos Dorados Holdings Inc. (the “Company”). These disclosures will also be contained in and further updated, if applicable, in the Company’s annual report on Form 20-F for the year ended December 31, 2021.

ARCOS DORADOS HOLDINGS INC.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars,” “U.S.$” or “$” are to the U.S. dollar. All references to “Argentine pesos” or “ARS$” are to the Argentine peso. All references to “Brazilian reais” or “R$” are to the Brazilian real. All references to “Mexican pesos” or “Ps.” are to the Mexican peso. All references to “Venezuelan bolívares” or “Bs.” are to the Venezuelan bolívar, the legal currency of Venezuela. See “Item 1. Key Information—B. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine, Brazilian and Mexican currencies.

Definitions

In this report on Form 6-K, unless the context otherwise requires, all references to “Arcos Dorados,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Arcos Dorados Holdings Inc., together with its subsidiaries. All references to “systemwide” refer only to the system of McDonald’s-branded restaurants operated by us or our sub-franchisees in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the “Territories,” and do not refer to the system of McDonald’s-branded restaurants operated by McDonald’s Corporation, its affiliates or its franchisees (other than us).

We own our McDonald’s franchise rights pursuant to a Master Franchise Agreement for all of the Territories, except Brazil, which we refer to as the “MFA,” and a separate, but substantially identical, Master Franchise Agreement for Brazil, which we refer to as the “Brazilian MFA.” We refer to the MFA and the Brazilian MFA, as amended or otherwise modified to date, collectively as the “MFAs.” We commenced operations on August 3, 2007, as a result of our purchase of McDonald’s operations and real estate in the Territories (except for Trinidad and Tobago), which we refer to collectively as the “McDonald’s LatAm” business, and the acquisition of McDonald’s franchise rights pursuant to the MFAs, which together with the purchase of the McDonald’s LatAm business, we refer to as the “Acquisition.”

Financial Statements

We prepare our financial statements in accordance with accounting principles and standards generally accepted in the United States, or U.S. GAAP, and elect to report in U.S. dollars.

References to “our consolidated financial statements” in this report on Form 6-K are to our consolidated financial statements at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, filed with the Securities and Exchange Commission (the “SEC”) in our report on Form 6-K/A dated April 14, 2022. Our consolidated financial statements have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member Firm of Ernst & Young Global, as stated in their report included in our report on Form 6-K/A dated April 14, 2022.

We were incorporated on December 9, 2010 as a direct, wholly owned subsidiary of Arcos Dorados Limited, the prior holding company for the Arcos Dorados business. On December 13, 2010, Arcos Dorados Limited effected a downstream merger into and with us, with us as the surviving entity. The merger was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since Arcos Dorados Limited was incorporated in July 2006.

Our fiscal year ends on December 31. References in this report on Form 6-K to a fiscal year, such as “fiscal year 2021,” relate to our fiscal year ended on December 31 of that calendar year.

Operating Data

Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a result, the Company also reorganized its operations from four geographic divisions to three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” consisting of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas, and (iii) the South Latin American division, or “SLAD,” consisting of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. For more information see “Item 2. Operating and Financial Review and Prospects—A. Operating Results—Segment Presentation.”

We operate McDonald’s-branded restaurants under two different operating formats: those directly operated by us, or “Company-operated” restaurants, and those operated by sub-franchisees, or “franchised” restaurants. All references to “restaurants” are to our freestanding, food court, in-store and mall store restaurants and do not refer to our McCafé locations or Dessert Centers. Systemwide data represents measures for both our Company-operated restaurants and our franchised restaurants.

We are the majority stakeholder in two joint ventures with third parties that collectively own 15 restaurants in Argentina and Chile. We consider these restaurants to be Company-operated restaurants. We also have granted developmental licenses to 8 restaurants. Developmental licensees own or lease the land and buildings on which their restaurants are located and pay a franchise fee to us in addition to the continuing franchise fee due to McDonald’s. We consider these restaurants to be franchised restaurants. Additionally, in November 2021, a joint venture was formed with a Mexican sub-franchisee in which the Company is a minority stakeholder. We consider these restaurants to be franchised restaurants. The Company’s joint ventures in Argentina, Chile and Mexico operate as a joint venture under the traditional definition used within the McDonald’s system for such business arrangements. For purposes of this report on Form 6-K, a joint venture is an entity that operates certain restaurants in the Company’s territory in which the Company is a stakeholder together with a third party. This third party is always a sub-franchisee of the Company. Although the Company exercises significant influence over the entity’s operating and financial policies, the third party is responsible for the day-to-day operation of the entity’s restaurants. Restaurants operated by entities in which the Company has a majority stake are considered to be Company-operated; whereas, entities in which the Company holds a minority stake are considered to be franchised.

Market Share and Other Information

Market data and certain industry forecast data used in this report on Form 6-K were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the SEC website) and industry publications, including the United Nations Economic Commission for Latin America and the Caribbean and the CIA World Factbook. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this report on Form 6-K, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this report on Form 6-K.

Basis of Consolidation

The consolidated financial statements furnished to the SEC in our report on Form 6-K/A dated April 14, 2022 have been prepared on the accrual basis of accounting and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Rounding

We have made rounding adjustments to some of the figures included in this report on Form 6-K. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Many of the forward-looking statements contained in this report on Form 6-K can be identified by the use of forward-looking words such as “aim,” “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this report on Form 6-K and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in “Item 1. Key Information—E. Risk Factors” in this report on Form 6-K. These risks and uncertainties include factors relating to:

•	effects of private or government measures and the COVID-19 pandemic that could negatively affect the global economy and our markets’ economy and business;

•	changes in our liquidity or the availability of lines of credit and other sources of financing;

•	general economic, political, demographic and business conditions in Latin America and the Caribbean;

•	fluctuations in inflation and exchange rates in Latin America and the Caribbean;

•	our ability to implement our growth strategy;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to compete and conduct our business in the future;

•	changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of health pandemics or food-borne illnesses, such as COVID-19, “mad cow” disease and avian influenza or “bird flu,” climate change, and changes in spending patterns and demographic trends, such as the extent to which consumers eat meals away from home;

•	the availability, location and lease terms for restaurant development;

•	our sub-franchisees, including their business and financial viability and the timely payment of our sub-franchisees’ obligations due to us and to McDonald’s;

•	our ability to comply with the requirements of the MFAs, including McDonald’s standards;

•	our decision to own and operate restaurants or to operate under franchise agreements;

•	the availability of qualified restaurant personnel for us and for our sub-franchisees, and the ability to retain such personnel;

•	changes in commodity costs, labor, supply, fuel, utilities, distribution and other operating costs;

•	changes in labor laws;

•	our ability, if necessary, to secure alternative distribution of supplies of food, equipment and other products to our restaurants at competitive rates and in adequate amounts, and the potential financial impact of any interruptions in such distribution;

•	material changes in government regulation;

•	material changes in tax legislation;

•	climate change manifesting as physical or transition risks;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 1. Key Information—E. Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

ITEM 1.	KEY INFORMATION

A.	Business Overview

Overview

We are the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 3.1% of McDonald’s global sales in 2021. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to collectively as the Territories. As of December 31, 2021, we operated or franchised 2,261 McDonald’s-branded restaurants, which represented 6.1% of McDonald’s total franchised restaurants worldwide. In 2021 and 2020, we accrued $131.4 million and $111.0 million, respectively, in royalties to McDonald’s (not including royalties accrued on behalf of our sub-franchisees).

We operate in the QSR sub-segment of the fast food segment of the Latin American and Caribbean food service industry. In Latin America and the Caribbean, the fast food segment has benefited from the region’s increasing modernization, as people in more densely populated areas adopt lifestyles that increasingly seek convenience, speed and value.

We commenced operations on August 3, 2007, as a result of the Acquisition. We operate McDonald’s-branded restaurants under two different operating formats, Company-operated restaurants and franchised restaurants. As of December 31, 2021, of our 2,261 McDonald’s-branded restaurants in the Territories, 1,579 (or 69.8%) were Company-operated restaurants and 682 (or 30.2%) were franchised restaurants. We generate revenues primarily from two sources: sales by Company-operated restaurants and revenues from franchised restaurants. Revenues from franchised restaurants primarily consist of rental income, which is generally based on the greater of a flat fee or a percentage of sales reported by franchised restaurants. We own the land for 490 of our restaurants (totaling approximately 1.1 million square meters) and the buildings for all but 8 of our restaurants.

Prior to October 1, 2021, our operating segments had been comprised of four geographic divisions: (i) Brazil; (ii) the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; (iii) NOLAD, consisting of Costa Rica, Mexico and Panama; and (iv) SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.

Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a result, the Company reorganized its operation from four geographic divisions to three geographic divisions, as follows: (i) Brazil; (ii) NOLAD, which now consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas; and (iii) SLAD, which now consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao.

As of December 31, 2021, 46.5% of our restaurants were located in Brazil, 27.6% in NOLAD and 25.9% in SLAD. We believe our diversified market presence reduces our dependence on any one market and helps stabilize the impact of individual countries’ economic cycles on our revenues. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

The following table presents a breakdown of total revenues by division:

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
Total Revenues
Brazil	$1,002,781	$862,748	$1,385,566
NOLAD	780,866	584,646	676,382
SLAD (1)	876,294	536,825	897,129
Total	2,659,941	1,984,219	2,959,077

(1)	Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements. See “Item 2. Operating and Financial Review and Prospects—A. Operating Results—Foreign Currency Translation—Venezuela.”

B.	Selected Financial Data

The selected balance sheet data as of December 31, 2021 and 2020 and the income statement data for the years ended December 31, 2021, 2020 and 2019 of Arcos Dorados Holdings Inc. are derived from the consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022, which have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global.

Prior to October 1, 2021, our operating segments had been comprised of four geographic regions of operation: (i) Brazil (ii) the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela (iii) the North Latin American division, or “NOLAD,” consisting of Costa Rica, Mexico and Panama and (iv) the South Latin American division, or “SLAD,” consisting of Argentina, Chile, Ecuador, Peru and Uruguay.

Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a result, the Company also reorganized its operations from four geographic divisions to three geographic divisions, as follows: (i) Brazil (ii) NOLAD, which now consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas and (iii) SLAD, which now consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. In accordance with ASC 280 Segment Reporting, the Company began providing information with the revised structure of geographic divisions in the annual period ended December 31, 2021 and has restated its comparative segment information as of and for the years ended December 31, 2020 and 2019 based on the structure prevailing since October 1, 2021.

We were incorporated on December 9, 2010 as a direct, wholly-owned subsidiary of Arcos Dorados Limited, the prior holding company for the Arcos Dorados business. On December 13, 2010, Arcos Dorados Limited effected a downstream merger into and with us, with us as the surviving entity. The merger was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since Arcos Dorados Limited was incorporated in July 2006. We did not commence operations until the Acquisition on August 3, 2007.

We prepare our financial statements in accordance with accounting principles and standards generally accepted in the United States, or U.S. GAAP, and elect to report in U.S. dollars. This financial information should be read in conjunction with “Presentation of Financial and Other Information” and “Item 2. Operating and Financial Review and Prospects” included elsewhere in this report on Form 6-K and our consolidated financial statements, including the notes thereto, included in our report on Form 6-K/A furnished to the SEC on April 14, 2022.

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars, except for per share data)
Income (Loss) Statement Data:
Sales by Company-operated restaurants	$2,543,907	$1,894,618	$2,812,287
Revenues from franchised restaurants	116,034	89,601	146,790
Total revenues	$2,659,941	$1,984,219	$2,959,077
Company-operated restaurant expenses:
Food and paper	(899,077)	(677,087)	(1,007,584)
Payroll and employee benefits	(482,608)	(413,074)	(567,653)
Occupancy and other operating expenses	(772,169)	(624,154)	(799,633)
Royalty fees	(131,401)	(110,957)	(155,388)
Franchised restaurants—occupancy expenses	(50,627)	(43,512)	(61,278)
General and administrative expenses	(210,909)	(171,382)	(212,515)
Other operating income (expenses), net	26,369	(10,807)	4,910
Total operating costs and expenses	(2,520,422)	(2,050,973)	(2,799,141)
Operating income (loss)	139,519	(66,754)	159,936
Net interest expense	(49,546)	(59,068)	(52,079)
(Loss) gain from derivative instruments	(5,183)	(2,297)	439
Gain from securities	—	25,676	—
Foreign currency exchange results	(9,189)	(31,707)	12,754
Other non-operating income (expenses), net	2,185	2,296	(2,097)
Income (Loss) before income taxes	77,786	(131,854)	118,953
Income tax expense	(31,933)	(17,532)	(38,837)
Net income (Loss)	45,853	(149,386)	80,116
Less: Net income attributable to non-controlling interests	(367)	(65)	(220)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	45,486	(149,451)	79,896
Earnings per share:
Basic net income (loss) per common share attributable to Arcos Dorados	$0.22	$(0.72)	$0.39
Diluted net income (loss) per common share attributable to Arcos Dorados	$0.22	$(0.72)	$0.38

	As of December 31,
	2021	2020	2019
	(in thousands of U.S. dollars, except for share data)
Balance Sheet Data:
Cash and cash equivalent	$278,830	$165,989	$121,880
Total current assets	540,116	415,531	405,368
Property and equipment, net	743,533	796,532	960,986
Total non-current assets	1,821,141	1,878,423	2,152,317
Total assets	2,361,257	2,293,954	2,557,685
Accounts payable	269,215	209,535	259,577
Short-term debt and current portion of long-term debt	4,741	3,129	16,529
Total current liabilities	617,863	503,471	595,447
Long-term debt, excluding current portion	739,217	773,445	623,575
Total non-current liabilities	1,522,232	1,592,467	1,540,672
Total liabilities	2,140,095	2,095,938	2,136,119
Total common stock	521,284	519,518	516,119
Total equity	221,162	198,016	421,566
Total liabilities and equity	2,361,257	2,293,954	2,557,685
Shares outstanding	210,478,322	207,265,773	204,070,029

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars, except percentages)
Other Data:
Total Revenues
Brazil	$1,002,781	$862,748	$1,385,566
NOLAD	780,866	584,646	676,382
SLAD(1)	876,294	536,825	897,129
Total	2,659,941	1,984,219	2,959,077
Operating Income (Loss)
Brazil	$117,887	$16,121	$164,342
NOLAD	48,785	30	29,955
SLAD(1)	48,614	(28,842)	27,894
Corporate and others and purchase price allocation	(75,767)	(54,063)	(62,255)
Total	139,519	(66,754)	159,936
Operating Margin(2)
Brazil	11.8%	1.9%	11.9%
NOLAD	6.2	0.0	4.4
SLAD(1)	5.5	(5.4)	3.1
Total	5.2	(3.4)	5.4
Adjusted EBITDA(3)
Brazil	$175,603	$76,155	$227,844
NOLAD	85,323	41,496	64,059
SLAD(1)	77,573	830	63,043
Corporate and others	(66,741)	(50,370)	(63,171)
Total	271,758	68,111	291,775
Adjusted EBITDA Margin(4)
Brazil	17.5%	8.8%	16.4%
NOLAD	10.9	7.1	9.5
SLAD(1)	8.9	0.2	7.0
Total	10.2	3.4	9.9
Other Financial Data:
Working capital(5)	(77,747)	(87,940)	(190,079)
Capital expenditures(6)	115,184	90,144	267,893
Cash Dividends declared per common share	$—	$0.05	$0.11
Stock Dividends declared per every 70 common shares	1.00	—	—
Stock Dividends declared per every 75 common shares	—	1.00	—

	As of December 31,
	2021	2020	2019
Number of systemwide restaurants	2,261	2,236	2,293
Brazil	1,051	1,020	1,023
NOLAD	625	629	655
SLAD	585	587	615
Number of Company-operated restaurants	1,579	1,576	1,580
Brazil	631	610	612
NOLAD	453	475	456
SLAD	495	491	512
Number of franchised restaurants	682	660	713
Brazil	420	410	411
NOLAD	172	154	199
SLAD	90	96	103

(1)	Currency devaluations in Venezuela have had a significant effect on our income statements and have impacted the comparability of our income statements. See “Item 2. Operating and Financial Review and Prospects—A. Operating Results—Foreign Currency Translation—Venezuela.”

(2)	Operating margin is operating income (loss) divided by total revenues, expressed as a percentage.

(3)	Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. Total Adjusted EBITDA is a non-GAAP measure. For our definition of Adjusted EBITDA, see “Item 2. Operating and Financial Review and Prospects-A. Operating Results—Key Business Measures.”

(4)	Adjusted EBITDA margin is Adjusted EBITDA divided by total revenues, expressed as a percentage.

(5)	Working capital equals current assets minus current liabilities.

(6)	Includes property and equipment expenditures and purchase of restaurant businesses paid at the acquisition date.

Presented below is the reconciliation between net income and Adjusted EBITDA on a consolidated basis:

	For the Years Ended December 31,
	2021	2020	2019
Consolidated Adjusted EBITDA Reconciliation	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$45,486	$(149,451)	$79,896
Plus (Less):
Net interest expense	49,546	59,068	52,079
Loss (gain) from derivative instruments	5,183	2,297	(439)
(Gain) from securities	—	(25,676)	—
Foreign currency exchange results	9,189	31,707	(12,754)
Other non-operating (income) expenses, net	(2,185)	(2,296)	2,097
Income tax expense	31,933	17,532	38,837
Net income attributable to non-controlling interests	367	65	220
Operating income (loss)	139,519	(66,754)	159,936
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	120,394	126,853	123,218
Gains from sale, insurance recovery and contribution in equity method investments of property and equipment	(4,876)	(4,210)	(5,175)
Write-offs of property and equipment	3,094	4,501	4,733
Impairment of long-lived assets	1,573	6,636	8,790
Impairment of goodwill	—	1,085	273
Reorganization and optimization plan	12,054	—	—
Adjusted EBITDA	271,758	68,111	291,775

Exchange Rates and Exchange Controls

In 2021, 68% of our total revenues were derived from our restaurants in Brazil, Argentina, Puerto Rico and Mexico. While we elect to report figures in U.S. dollars, our revenues are conducted in the local currency of the territories in which we operate, and as such may be affected by changes in the local exchange rate to the U.S. dollar. The exchange rates discussed in this section have been obtained from each country’s central bank. However, in most cases, for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks.

Brazil

Exchange Rates

The Brazilian real depreciated 3.9% in 2019, depreciated 29% in 2020, depreciated 7.4% in 2021 and appreciated 15% in the first quarter of 2022. As of April 14, 2022, the exchange rate for the purchase of U.S. dollars was R$4.70 per U.S. dollar.

Exchange Controls

Brazilian Resolution 3,568 establishes that, without prejudice to the duty of identifying customers, operations of foreign currency purchase or sale up to $3,000 or its equivalent in other currencies are not required to submit documentation relating to legal transactions underlying these foreign exchange operations. According to Resolution 3,568, the Central Bank of Brazil may define simplified forms to record operations of foreign currency purchases and sales of up to $3,000 or its equivalent in other currencies.

The Brazilian Monetary Council may issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through so-called non-resident accounts.

Brazilian law also imposes a tax on foreign exchange transactions, or “IOF/Exchange,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As of October 7, 2014, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as the below transactions which are currently not taxed:

inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares by investors which register their investment under Resolution No. 4,373;

•	outflow related to the return of the investment mentioned under the first bulleted item above; and

•	outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under the first bulleted item above.

Notwithstanding these rates of the IOF/Exchange, in force as of the date hereof, the Minister of Finance is legally entitled to increase the rate of the IOF/Exchange to a maximum of 25% of the amount of the currency exchange transaction, but only on a prospective basis.

Although the Central Bank of Brazil has intervened occasionally to control movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of capital movements or other factors, and, therefore, the Brazilian real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

Brazilian law further provides that whenever there is a significant imbalance in Brazil’s balance of payments or reasons to foresee such a significant imbalance, the Brazilian government may, and has done so in the past, impose temporary restrictions on the remittance of funds to foreign investors of the proceeds of their investments in Brazil. The likelihood that the Brazilian government would impose such restricting measures may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole and other factors. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances in respect of securities issued in the international capital markets.

Argentina

Exchange Rates

The Argentine peso depreciated 58.9% in 2019, 40.5% in 2020, depreciated 22.1% in 2021 and depreciated 8.1% in the first quarter of 2022. As of April 13, 2022, the exchange rate for the purchase of U.S. dollars was ARS$112.95 per U.S. dollar.

Exchange Controls

For the past few years, Argentina has had currency controls in place that tightened restrictions on capital flows, exchange controls, the official U.S. dollar exchange rate and transfers that substantially limit the ability of companies to retain foreign currency or make payments abroad.

By means of Decree No. 609/2019, as amended, the Argentine government reinstated foreign exchange controls and authorized the Central Bank of Argentina to (a) regulate access to the foreign exchange market (Mercado Libre de Cambios or “MLC”) for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed to circumvent the measures adopted through the decree. As a consequence of these exchange controls, the spread between the official exchange rate and other exchange rates implicitly resulting from certain capital market operations usually effected to obtain U.S. dollars has broadened significantly, reaching a value of approximately 69% above the official exchange rate as of April 13, 2022.

At present, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication “A” 7422, as subsequently amended and supplemented from time to time by the Central Bank of Argentina’s communications (jointly, the “Argentine FX Regulations”). Below is a description of the main exchange control measures implemented through the aforementioned regulations:

Specific provisions for inward remittances

Obligation to repatriate and settle in Argentine pesos the proceeds from exports of services

Section 2.2 of the Argentine FX Regulations imposes the obligation on exporters to repatriate, and exchange into Argentine pesos through the MLC, the proceeds from services rendered to non-residents within 5 business days following payment thereof.

Sale of non-financial non-produced assets

Pursuant to section 2.3 of the Argentine FX Regulations, the proceeds in foreign currency of the sale to non-residents of non-financial non-produced assets must be repatriated and settled in Argentine pesos in the MLC within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

External financial indebtedness

Pursuant to section 2.4 of the Argentine FX Regulations, the new regulations have reinstated the requirement to repatriate, and exchange into Argentine pesos through the MLC, the proceeds of new financial indebtedness disbursed as of September 1, 2019, as a condition for accessing the MLC to make debt principal and service payments thereunder. The reporting of debt under the reporting regime established by Communication “A” 6401 (as amended and restated from time to time, the “External Assets and Liabilities Reporting Regime”) is also a condition to access the MLC to repay external financial indebtedness. However, section 3.17 of the Argentine FX Regulations established that in order to pay financial debts registered with unrelated parties, with principal maturities between October 15, 2020 and December 31, 2022, a refinancing plan of 60% of the amount owed must be filed (or, alternatively, obtain new financing), thereby only having access to pay the remaining 40% through the MLC; provided that payment of all interest payments under such debt is allowed through the MLC. These regulations are subject to certain characteristics and thresholds but generally apply to external financial indebtedness. Debtors of external financial indebtedness subject to this regulation are required to file a refinancing plan evidencing compliance with this regulation. As of the date of this report on Form 6-K, Arcos Dorados has not been subject to these refinancing requirements.

Specific Provisions Regarding Access to the MLC

Payment of principal under intercompany foreign financial indebtedness

Access to the MLC for payments of principal under intercompany foreign financial indebtedness is subject to the Central Bank of Argentina’s prior approval until December 31, 2022. This provision has been previously extended on several occasions.

Payment of imports of goods

Pursuant to section 10.11.1 of the Argentine FX Regulations, for the purposes of accessing the MLC to pay imports of goods or the principal amount of debts arising from the import of goods, the Central Bank of Argentina’s prior approval will be required until December 31, 2022, unless any of the conditions stated in sections 10.11.1 to 10.11.11 are met, which include, but are not limited to:

a)	the entity has received an affidavit from the client stating that the total amount of payments associated with its imports of goods processed through the MLC as of 2020, including the payment for which approval is sought, does not exceed the amount by which the importer would have access to the exchange market by more than U.S.$250,000 when computing: (i) the imports of goods registered on behalf of the relevant party on the system for tracking payment of imports of goods (SEPAIMPO) between January 1, 2020 and the day prior to accessing the MLC, (ii) plus the amount of payments made under other exceptions, (ii) minus the amount pending to be paid in Argentina, related to payments of imports with pending customs registration made between September 1, 2019 and December 31, 2019; provided that the importer filed an approved comprehensive import monitoring system declaration (Sistema Integral de Monitoreo de Importaciones or “SIMI”) that meets the requirements described in the Argentine FX Regulations;

b)	in the case of a “deferred payment” of imports corresponding to goods that have been shipped as of July 1, 2020 or that, having been shipped previously, have not arrived in the country before that date, provided that they are linked to a SIMI declaration that complies with the requirements described in the FX Regulations;

c)	it is a payment associated with an operation not included in section b) above, to the extent that it is intended to be used towards the cancellation of a commercial debt for imports of goods with an export credit agency or a foreign financial entity or that was guaranteed by either of such entities;

d)	in the case of “demand payments” of imports of goods or for commercial debt arising from imports of goods that do not have custom registration evidencing entry of the goods into Argentina, provided that, among others:

–	the import corresponds to the importation of materials/supplies to be used for the production of goods in the country; and

–	the payments made under this section do not exceed, in the current calendar month and for the financial entities as a whole, the amount obtained by considering the average of the total amount of imports of materials/supplies computed by the company in the formula stated in a) above in the last twelve months, minus the amount of imports of goods that do not have custom registration evidencing entry of the goods into Argentina due to a delayed registration by the importer.

Prior to authorizing payments for imports of goods, the intervening financial entity must, in addition to requesting the client’s affidavit, verify that such statement is compatible with the existing data in the relevant online Central Bank of Argentina’s databases.

SIMIs may only be registered within the Economic and Financial Coefficient (“CEF”, as per its acronym in Spanish) assigned to the importer by the Argentine federal tax authority.

Payment of services provided by non-residents

Pursuant to section 3.2 of the Argentine FX Regulations, residents may access the MLC for payment of services rendered by non-residents (except for intercompany services), as long as it is verified that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting. Access to the MLC for payment of intercompany imports of services is subject to prior approval by the Central Bank of Argentina.

Alternatively, as of January 3, 2022, if new financial indebtedness is settled through the MLC and such indebtedness is (x) entered into with a third party, (y) has an average life of not less than 2 years, and (y) has no principal maturities until at least 3 months from settlement, then access to the MLC will be granted to repay intercompany services upon maturity and for services rendered at least 180 calendar days prior to requiring access to the MLC or for services arising from a contract executed 180 calendar days prior to requiring access. This mechanism can only be used for up to U.S.$10 million. Access to the MLC for the prepayment of debts for services requires prior authorization by the Central Bank of Argentina.

Other Specific Provisions

Additional requirements on outflows through the MLC

As a general rule, and in addition to any rules regarding the specific purpose for access, certain general requirements must be met by a local company to access the MLC for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; remittances of profits and dividends; payment of principal and interest on external indebtedness; payments of interest on debts for the import of goods and services, among others), without the need for prior approval by the Central Bank of Argentina. These include the following:

(i) during the 90 days preceding the date of such access, the local company must not have:

(a)	sold securities in Argentina issued by residents for foreign currency, transferred such securities to a foreign depositary, exchanged such securities for other foreign assets, or, as of October 29, 2021, purchased foreign securities issued by non-residents with pesos in Argentina; or

(b)	delivered Argentine pesos or other local liquid assets (e.g., Argentine sovereign bonds) to any individual or legal entity having a direct controlling interest in it, unless: (i) such delivery resulted from regular purchases of goods or services executed in its ordinary course of business, or (ii) it provides an affidavit from each such controlling individual or legal entity pursuant to which such persons declare they comply with the restrictions set forth in (i)(a) above, and undertake to comply with (ii)(d) below;

(ii) on the date of such access, the local company must:

(a)	not have any available foreign liquid assets in excess of U.S.$100,000, Communication “A” 7030 of the Central Bank of Argentina contains a non-exhaustive list of assets that qualify as “foreign liquid assets” for purposes thereof, which include foreign currency bills and coins, gold bars, sight deposits with foreign banks and, generally, any investment that allows for immediate availability of foreign currency (e.g., foreign bonds and securities, investment accounts with foreign investment managers, crypto-assets, cash held with payment service providers, etc.);

(b)	deposit all its local holdings of foreign currency in accounts held with local financial institutions;

(c)	undertake to settle through the MLC within 5 business days from the date of receipt of any funds originating from abroad as a result of the repayment of loans, the release of term-deposits or the sale of any type of asset, to the extent the asset was originally acquired, the deposit made or the loan granted, as applicable, after May 28, 2020;

(d)	during the 90 days following such access to the MLC, undertake to not sell securities issued by residents in Argentina for foreign currency, transfer such securities to foreign depositaries, exchange such securities for other foreign assets, or purchase foreign securities with pesos in Argentina; and

(e)	not be included in the list of “issuers of fake invoices and similar documents” kept by the Argentine tax authority.

Access to the MLC by non-residents

In accordance with section 3.13 of the Argentine FX Regulations, prior approval by the Central Bank of Argentina will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency, except for the following operations: (a) International organizations and institutions that perform functions of official export credit agencies, (b) diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) Representatives in the country of Courts, Authorities or Offices, Special Missions, Commissions or Bilateral Bodies established by Treaties or International Agreements, of which Argentina is part, to the extent that transfers are made in the exercise of their functions, (d) foreign transfers in the name of individuals who are beneficiaries of retirement and / or pensions paid by the Argentine National Social Security Administration (known by its acronym in Spanish as ANSES), for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in your registered country of residence, (e) purchase of foreign currency (in cash) by non-resident individuals for tourism and travel expenses, up to a maximum amount of U$S100 dollars, to the extent the financial entity can verify that the client has settled an amount equal or higher than the sum to be purchased within 90 days prior to the operation, (f) transfers to offshore bank accounts by individuals that are beneficiaries of pensions granted by the national government pursuant to Laws No. 24,043, 24,411 and 25,914, as supplemented, and (g) for repatriation of investments (capital reductions or other form of divestment) in companies that are not controlled by local financial institutions that are made and settled through the MLC after October 2, 2020, access will be granted 2 years after the settlement date.

Exchanges and arbitrage. Transactions involving securities

Pursuant to sections 2.7 and 3.14 of the Argentine FX Regulations, entities are allowed to carry out exchange and arbitrage operations with their clients in the following cases: (i) such operation is not subject to the settlement obligation in the MLC; (ii) an individual transfers funds from their local accounts (which are already held in foreign currency) to its own bank accounts outside Argentina, (iii) when foreign currency transfers by local central collective deposit securities for funds received in foreign currency for capital services and income from National Treasury securities, (iv) arbitration operations that do not entail transfers abroad, provided that such funds are debited in an account of a local entity from an account of the client in a foreign currency, (v) transfers abroad by individuals of foreign currency from their local accounts in foreign currency to remittance accounts abroad for up to the equivalent of U.S.$500 in the calendar month and in the group of entities, and (vi) if structured as separate transactions, these would have access to the MLC without the need of an authorization by the Central Bank of Argentina.

Securities-related Operations

Pursuant to General Resolution No. 895/2021 of the Argentine Securities Commission (known by its acronym in Spanish as CNV), sales of securities with settlement in foreign currency and in a foreign jurisdiction may be carried out, provided that a minimum holding period of 2 business days is observed from the date such securities are credited with the relevant depositary. With respect to sales of securities with settlement in foreign currency carried out locally, the minimum holding period will be of 1 business day as from the date on which such securities were credited with the relevant depositary. These minimum holding periods shall not be applicable in the case of purchases of securities with settlement in foreign currency.

In addition, transfers of securities to foreign depositaries purchased with Argentine pesos shall comply with a minimum holding period of at least 2 business days counting as from the date of deposit of such securities, unless such crediting results from a primary placement of securities issued by the National Treasury or refers to shares and/or Argentine deposit certificates (CEDEARs) traded on markets regulated by the CNV. Brokers and trading agents must verify compliance with the aforementioned minimum holding period of the securities.

With respect to incoming transfers, General Resolution No. 895/2021 of the CNV establishes that securities transferred by foreign depositaries and credited with a central depositary agent may not be allocated to the settlement of transactions in foreign currency and in a foreign jurisdiction until 2 business days after such crediting into sub-account(s) in the local custodian. If such securities are allocated to the settlement of transactions in foreign currency and in local jurisdiction, the minimum holding period will be 1 business day after such crediting into sub-account(s) in the local custodian.

Foreign Exchange Criminal Regime

Foreign exchange regulations are characterized as “public policy” rules in Argentina. Failure to comply with such provisions could result in penalties pursuant to the Foreign Exchange Criminal Law No. 19,359.

Notwithstanding the above mentioned measures adopted by the current administration, the Central Bank of Argentina and the federal government may impose additional exchange controls in the future that may further impact our ability to transfer funds abroad and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina.

Mexico

Exchange Rates

The Mexican peso appreciated 3.7% in 2019, depreciated 5.2% in 2020, depreciated 3.1% in 2021 and appreciated 3.2% in the first quarter of 2022. As of April 14, 2022, the free-market exchange rate for the purchase of U.S. dollars was Ps.19.98 per U.S. dollar.

Exchange Controls

For the last few years, the Mexican government has maintained a policy of non-intervention in the foreign exchange markets, other than conducting periodic auctions for the purchase of U.S. dollars, and has not had in effect any exchange controls (although these controls have existed and have been in effect in the past). We cannot assure you that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not further depreciate or appreciate significantly in the future.

C.	Capitalization And Indebtedness

Not applicable.

D.	Reasons For The Offer And Use Of Proceeds

Not applicable.

E.	Risk Factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our class A shares could decline, and you could lose all or part of your investment. This report on Form 6-K also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our company or investments in Latin America and the Caribbean described below and elsewhere in this report on Form 6-K.

Summary of Risk Factors

An investment in our Company is subject to a number of risks, including risks related to our business, results of operations and Financial Conditions, risks related to our liquidity and indebtedness and risks related to our industry. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 1. Key Information—E. Risk Factors” in this report on Form 6-K for a more thorough description of these and other risks.

Risks Related to Our Business and Operations

•	Our rights to operate and franchise McDonald’s-branded restaurants are dependent on the MFAs, the expiration of which would adversely affect our business, results of operations, financial condition and prospects.

•	Our business depends on our relationship with McDonald’s and changes in this relationship may adversely affect our business, results of operations and financial condition.

•	McDonald’s has the right to acquire all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.

•	The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows.

•	The failure to successfully manage our future growth may adversely affect our results of operations.

•	From time to time, we depend on oral agreements with third-party suppliers and distributors for the provision of products and services that are necessary for our operations.

•	Our financial condition and results of operations depend, to a certain extent, on the financial condition of our sub-franchisees and their ability to fulfill their obligations under their franchise agreements.

•	We do not have full operational control over the businesses of our sub-franchisees.

•	Ownership and leasing of a broad portfolio of real estate exposes us to potential losses and liabilities.

•	The success of our business is dependent on the effectiveness of our marketing strategy.

•	The inability to attract and retain qualified personnel may affect our growth and results of operations.

•	The resignation, termination, permanent incapacity or death of our Executive Chairman could adversely affect our business, results of operations, financial condition and prospects.

•	Labor shortages or increased labor costs could harm our results of operations.

•	A failure by McDonald’s to protect its intellectual property rights, including its brand image, could harm our results of operations.

Risks Related to Our Results of Operations and Financial Condition

•	We may use non-committed lines of credit to partially finance our working capital needs.

•	Covenants and events of default in the agreements governing our outstanding indebtedness could limit our ability to undertake certain types of transactions and adversely affect our liquidity.

•	Fluctuation in market interest rates could affect our ability to refinance our indebtedness or results of operations.

•	Inflation and government measures to curb inflation may adversely affect the economies in the countries where we operate, our business and results of operations.

•	Exchange rate fluctuations against the U.S. dollar in the countries in which we operate have negatively affected, and could continue to negatively affect, our results of operations.

•	Price controls and other similar regulations in certain countries have affected, and may in the future affect, our results of operations.

•	We are subject to significant foreign currency exchange controls and currency devaluation in certain countries in which we operate.

Risks Related to Government Regulation

•	If we fail to comply with, or if we become subject to, more onerous government regulations, our business could be adversely affected.

•	We could be subject to expropriation or nationalization of our assets and government interference with our business in certain countries in which we operate.

•	Non-compliance with anti-terrorism and anti-corruption regulations could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

•	Any tax increase or change in tax legislation may adversely affect our results of operations.

•	Tax, customs or other inspections and investigations in any of the jurisdictions in which we operate may negatively affect our business and results of operations.

•	Litigation and other pressure tactics could expose our business to financial and reputational risk.

•	Information technology system failures or interruptions or breaches of our network security may interrupt our operations, exposing us to increased operating costs and to litigation.

•	Our insurance may not be sufficient to cover certain losses.

Risks Related to Our Industry

•	The food services industry is intensely competitive and we may not be able to continue to compete successfully.

•	Increases in commodity prices, logistic or other operating costs could harm our operating results.

•	Demand for our products may decrease due to changes in consumer preferences or other factors.

•	Our investments to enhance the customer experience, including through technology, may not generate the expected returns.

•	Our business activity may be negatively affected by disruptions, catastrophic events, climate change or health pandemics.

•	Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.

•	We are subject to increasingly strict data protection laws, which could increase our costs and adversely affect our business.

•	Environmental laws and regulations may affect our business.

•	Our business is subject to an increasing focus on ESG matters.

•	We may be adversely affected by legal actions with respect to our business.

•	Unfavorable publicity or a failure to respond effectively to adverse publicity, particularly on social media platforms, could harm our reputation and adversely impact our business and financial performance.

Risks Related to Our Business and Operations in Latin America and the Caribbean

•	Our business is subject to the risks generally associated with international business operations.
•	Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect business, results, financial conditions and prospects.

•	Changes in governmental policies in the Territories could adversely affect our business, results of operations, financial condition and prospects.

•	Latin America has experienced, and may continue to experience, adverse economic conditions that have impacted, and may continue to impact, our business, financial condition and results of operations.

Risks Related to Our Class A Shares

•	Mr. Woods Staton, our Executive Chairman, controls all matters submitted to a shareholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our class A shares.

•	Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline.

•	As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our class A shares.

Risks Related to Investing in a British Virgin Islands Company

•	We are a British Virgin Islands company and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

•	You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

•	You may not be able to participate in future equity offerings, and you may not receive any value for rights that we may grant.

Risks Related to Our Business and Operations

Our rights to operate and franchise McDonald’s-branded restaurants are dependent on the MFAs, the expiration of which would adversely affect our business, results of operations, financial condition and prospects.

Our rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore our ability to conduct our business, derive exclusively from the rights granted to us by McDonald’s in two MFAs through August 2, 2027. As a result, our ability to continue operating in our current capacity is dependent on the renewal of our contractual relationship with McDonald’s.

McDonald’s has the right, in its reasonable business judgment based on our satisfaction of certain criteria set forth in the MFAs, to grant us an option to extend the term of the MFAs with respect to all Territories for an additional period of 10 years after the expiration in 2027 of the initial term of the MFAs upon such terms as McDonald’s may determine. Pursuant to the MFAs, McDonald’s will determine whether to grant us the option to renew between August 2020 and August 2024. If McDonald’s grants us the option to renew and we elect to exercise the option, then we and McDonald’s will amend the MFAs to reflect the terms of such renewal option, as appropriate. We cannot assure you that McDonald’s will grant us an option to extend the term of the MFAs or that the terms of any renewal option will be acceptable to us, will be similar to those contained in the MFAs or will not be less favorable to us than those contained in the MFAs.

If McDonald’s elects not to grant us the renewal option or we elect not to exercise the renewal option, we will have a three-year period in which to solicit offers for our business, which offers would be subject to McDonald’s approval. Upon the expiration of the MFAs, McDonald’s has the option to acquire all of our non-public shares and all of the equity interests of our wholly owned subsidiary Arcos Dourados Comercio de Alimentos S.A., the master franchisee of McDonald’s for Brazil, at their fair market value.

In the event McDonald’s does not exercise its option to acquire LatAm, LLC and Arcos Dourados Comercio de Alimentos S.A., the MFAs would expire and we would be required to cease operating McDonald’s-branded restaurants, identifying our business with McDonald’s and using any of McDonald’s intellectual property. Although we would retain our real estate and infrastructure, the MFAs prohibit us from engaging in certain competitive businesses, including Burger King, Subway, KFC or any other quick-service restaurant (“QSR”), business, or duplicating the McDonald’s system at another restaurant or business during the two-year period following the expiration of the MFAs. As the McDonald’s brand and our relationship with McDonald’s are among our primary competitive strengths, the expiration of the MFAs for any of the reasons described above would materially and adversely affect our business, results of operations, financial condition and prospects.

Our business depends on our relationship with McDonald’s and changes in this relationship may adversely affect our business, results of operations and financial condition.

Our rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore our ability to conduct our business, derive exclusively from the rights granted to us by McDonald’s in the MFAs. As a result, our revenues are dependent on the continued existence of our contractual relationship with McDonald’s.

Pursuant to the MFAs, McDonald’s has the ability to exercise substantial influence over the conduct of our business. For example, under the MFAs, we are not permitted to operate any other QSR chains, we must comply with McDonald’s high quality standards, we must own and operate at least 50% of all McDonald’s-branded restaurants in each of the Territories, we must maintain certain guarantees in favor of McDonald’s, including a standby letter of credit (or other similar financial guarantee acceptable to McDonald’s) in an amount of $80.0 million, to secure our payment obligations under the MFAs and related credit documents, we cannot incur debt above certain financial ratios, we cannot transfer the equity interests of our subsidiaries, any significant portion of their assets or certain of the real estate properties that we own without McDonald’s consent, and McDonald’s has the right to approve the appointment of our chief executive officer and chief operating officer. In addition, the MFAs require us to reinvest a significant amount of money, including through reimaging our existing restaurants, opening new restaurants and advertising, which McDonald’s has the right to approve.

However, McDonald’s does not have an obligation to fund our operations. Furthermore, McDonald’s does not guarantee any of our financial obligations, including trade payables or outstanding indebtedness, and has no obligation to do so.

In addition to using our cash flow from operations, we may need to incur additional indebtedness in order to finance future commitments, which could adversely affect our financial condition. Moreover, we may not be able to obtain this additional indebtedness on favorable terms, or at all. Failure to comply with our future commitments could constitute a material breach of the MFAs and may lead to a termination by McDonald’s of the MFAs.

If the terms of the MFAs excessively restrict our ability to operate our business or if we are unable to satisfy our restaurant opening and reinvestment commitments under the MFAs, our business, results of operations and financial condition would be materially and adversely affected.

McDonald’s has the right to acquire all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.

Pursuant to the MFAs, McDonald’s has the right to acquire our non-public shares or our interests in one or more Territories upon the occurrence of certain events, including the death or permanent incapacity of our controlling shareholder or a material breach of the MFAs. In the event McDonald’s were to exercise its right to acquire all of our non-public shares, McDonald’s would become our controlling shareholder.

McDonald’s has the option to acquire all, but not less than all, of our non-public shares at 100% of their fair market value during the twelve-month period following the eighteen-month anniversary of the death or permanent incapacity of Mr. Woods Staton, our Executive Chairman and controlling shareholder. In addition, if there is a material breach that relates to one or more Territories in which there are at least 100 restaurants in operation, McDonald’s has the right either to acquire all of our non-public shares or our interests in our subsidiaries in such Territory or Territories. By contrast, if the initial material breach of the MFAs affects or is attributable to any of the Territories in which there are less than 100 restaurants in operation, McDonald’s only has the right to acquire the equity interests of any of our subsidiaries in the relevant Territory. For example, since we have more than 100 restaurants in Mexico, if a Mexican subsidiary were to materially breach the MFA, McDonald’s would have the right either to acquire our entire business throughout Latin America and the Caribbean or just our Mexican operations, whereas upon a similar breach by our Ecuadorean subsidiary, which has less than 100 restaurants in operation, McDonald’s would only have the right to acquire our interests in our operations in Ecuador.

McDonald’s was granted a perfected security interest in the equity interests of LatAm, LLC, Arcos Dourados Comercio de Alimentos S.A. and certain of their subsidiaries to protect this right. In the event this right is exercised as a result of a material breach of the MFAs, the amount to be paid by McDonald’s would be equal to 80% of the fair market value of the acquired equity interests. If McDonald’s exercises its right to acquire our interests in one or more Territories as a result of a material breach, our business, results of operations and financial condition would be materially and adversely affected. See “Item 10. Additional Information—C. Material Contracts—The MFAs—Termination” in our annual report on Form 20-F filed with the SEC on April 29, 2021 for more details about fair market value calculation.

The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows

In March 2020, the COVID-19 virus began to spread in Latin America and the Caribbean, operations in all our markets were significantly disrupted. Governments at the local, state and/or federal level in all countries in which we operate implemented measures intended to stem the spread of COVID-19. In order to comply with these government measures, some of our markets closed all restaurants for a period of time, especially from the end of March through the middle of April 2020. During that period, the peak percentage of restaurants that were temporarily fully-closed reached approximately 50% of our entire restaurant footprint. Beginning in April 2020 and through the end of the year, we steadily began reopening restaurants and were able to resume operating at least one sales channel, such as drive-thru, delivery and/or take out, in nearly all of our restaurants, as well as the vast majority of our dessert centers.

In order to mitigate the impact on our business, results of operations, financial condition and outlook during 2020 and part of 2021, we implemented several cash preservation measures including, but not limited to, reducing costs and expenses, limiting capital expenditures and renegotiating terms and conditions with lessors and other suppliers of goods and services. We expect to maintain some of these cash preservation measures until the operating environment normalizes. For instance, in line with our commitment to provide different sources of return to shareholders while maintaining the above mentioned cash preservation measures, on June 30, 2021, the Board of Directors authorized a distribution of Class A shares for 2021 from the treasury shares held by the Company, which was distributed in July 2021. Furthermore, McDonald’s granted us a deferral of all royalty payments due, related to sales in March, April, May, June and July 2020 and extended the payment deadline until the first half of 2021. We paid all deferred royalties due by early May 2021. Also, in connection with the COVID-19 pandemic, we agreed with McDonald’s to reduce the advertising and promotion spending requirement from 5% to 4% of our gross sales for the full year 2020. Beginning on January 1, 2021, we resumed spending 5% of our gross sales on advertising and promotion. As part of the approved plan for 2021, McDonald’s agreed to provide us with growth support, which resulted in a consolidated effective royalty rate of 5.2% in 2021. Additionally, McDonald’s granted us limited waivers from June 30, 2020 through and including December 31, 2021 of the MFAs’ requirement to maintain a minimum fixed charge coverage ratio equal to or greater than 1.50 and a maximum leverage ratio of 4.25. We were not in compliance with these requirements from June 30, 2020 through June 30, 2021. As of September 30, 2021, however, we were once again in compliance with the fixed charge coverage ratio and, as of December 31, 2021, we were in compliance with both required ratios. Finally, in December 2020, we agreed with McDonald’s to withdraw the previously-approved 2020-2022 growth and investment plan and instead implement a plan for 2021 only. In January 2022, we reached an agreement with McDonald’s on a new growth and investment plan. To support our future growth, we plan to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support, which is expected to result in an effective royalty rate of about 5.6% of sales in 2022 and 6.0% of sales in 2023 and 2024. However, McDonald’s has no obligation to fund our operations. For more information on the McDonald’s MFA requirements, see “Item 10. Additional Information—C. Material Contracts—The MFAs” in our annual report on Form 20-F filed with the SEC on April 29, 2021.

We currently have certain letters of credit in place in favor of McDonald’s that guarantee our obligations under the MFAs. The letters of credit were issued by Credit Suisse amounting to $45 million, Itaú Unibanco S.A. (“Itaú”) amounting to $15 million and JPMorgan Chase Bank N.A. (“JPMorgan”) amounting to $20 million. These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio of 4.0 for Credit Suisse and 4.5 for Itaú and JPMorgan. We received waivers from our lenders for any event of default which may have occurred related to compliance with these financial ratio covenants in our letters of credit, which are measured at the end of each quarter, through and including the first quarter of 2021 for Itaú and JPMorgan and December 31, 2021 for Credit Suisse. Although we were in compliance with these ratios as of December 31, 2021 and we do not have any outstanding borrowings under these letters of credit at this time, certain of our lenders may terminate these letters of credit if we do not meet certain ratios thereunder in the future or if we are in default under our other indebtedness, among other reasons. If our lenders terminate our letters of credit, we would be in breach of our obligations under the MFAs, if we cannot replace the instrument or use cash as collateral.

Regarding our liquidity, at the beginning of the COVID-19 pandemic, we drew on our revolving credit facilities and short-term lines of credit to stabilize our cash flow and had to obtain waivers for our compliance with financial ratio covenants from our lenders for certain periods. As of December 31, 2021, we had zero balances drawn on our short-term credit lines and were in compliance with the financial ratio covenants under our current revolving credit facility. Should the COVID-19 pandemic worsen, we may need to draw on our available revolving credit facility and short-term credit lines in the future if we are unable to find alternative sources of funding.

Moreover, we benefited from some government measures enacted in Latin America and the Caribbean to help companies deal with the economic fallout of the COVID-19 pandemic, including modification of existing regulations to reduce workdays or tax costs, tax payment deferral or tax credit and subsidies related to labor costs, among others. All subsidies granted were recognized on a systematic basis over the periods in which the related expenses were recorded, within “payroll and employee benefits” or “General and administrative expenses” in our consolidated statement of income (loss). We meet all the terms and conditions required by the governments to maintain the benefits granted. Although as of December 31, 2021, some of the government measures remained in force, we cannot predict the extent or duration of current or forthcoming programs. The end of government support and a sustained growth of unemployment and under-employment will result in a decline in consumption that could negatively impact our sales.

In order to help our sub-franchisees mitigate the negative impacts of the COVID-19 pandemic, we deferred a portion of franchisee rent payments in the six markets in which we have franchised restaurants. In addition, our sub-franchisees also benefited from the deferral of royalty payments due, related to sales for March, April, May, June and July 2020, as well as the reduction of the marketing and promotion spending requirement from 5% to 4% of their gross sales for the full year 2020, granted by McDonald’s. As of December 31, 2021, substantially all deferred payments due from sub-franchisees were collected by the Company and/or paid directly to McDonald’s.

Although the global economy has begun to recover from the COVID-19 pandemic and many health and safety restrictions have been lifted and vaccine distribution has increased, certain adverse consequences of the pandemic, especially as a result of the emergence of the Omicron variant in late 2021, continue to impact the macroeconomic environment and may persist for some time. For instance, at different times in 2021, additional periods of government-imposed operating restrictions were implemented to curve new waves of infection that affected some of the markets in which we operate. Additionally, other adverse consequences of the ongoing COVID-19 pandemic include labor shortages and disruptions of global supply chains. While our supply chain has not been materially disrupted by the pandemic to date, should these ongoing effects of the COVID-19 pandemic continue for an extended period or worsen, it may lead to disruptions for our suppliers which would in turn disrupt our supply chain and operations. Additionally, should the COVID-19 pandemic worsen our business, financial results, conditions, outlook and ability to repay our financial obligations could be materially impacted. Moreover, if volatility in the financial markets continues, our cost of capital could increase and may make it more difficult for us to obtain additional financing if needed.

The extent to which the consequences of the COVID-19 pandemic affect our businesses, results of operations and cash flows, will depend on future developments that remain uncertain, including, for example, the rate of distribution and administration of vaccines in the regions in which we operate, the severity and duration of any new waves of COVID-19 variants, future actions taken by governmental authorities and other third parties in response to the pandemic, and the effects on our customers, employees and third-party service providers.

The failure to successfully manage our future growth may adversely affect our results of operations.

Our business has grown significantly since the Acquisition, largely due to the opening of new restaurants in existing and new markets within the Territories, and also from an increase in comparable store sales. Our total number of restaurant locations has increased from 1,569 at the date of the Acquisition to 2,261 restaurants as of December 31, 2021.

Our growth is, to a certain extent, dependent on new restaurant openings and therefore may not be constant from period to period; it may accelerate or decelerate in response to certain factors. There are many obstacles to opening new restaurants, including determining the availability of desirable locations, securing reliable suppliers, hiring and training new personnel and negotiating acceptable lease terms, and, in times of adverse economic conditions, sub-franchisees may be more reluctant to provide the investment required to open new restaurants. In addition, our growth in comparable store sales is dependent on continued economic growth in the countries in which we operate as well as our ability to continue to predict and satisfy changing consumer preferences and to manage through other external pressures, including global pandemics such as the coronavirus (COVID-19) pandemic. See “—The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows.”

We plan our capital expenditures on an annual basis, taking into account historical information, regional economic trends, restaurant opening and reimaging plans, site availability and the investment requirements of the MFAs in order to maximize our returns on invested capital. The success of our investment plan may, however, be harmed by factors outside our control, such as changes in macroeconomic conditions, including as a result of the COVID-19 outbreak, changes in demand and construction difficulties that could jeopardize our investment returns and our future results and financial condition.

From time to time, we depend on oral agreements with third-party suppliers and distributors for the provision of products and services that are necessary for our operations.

Supply chain management is an important element of our success and a crucial factor in optimizing our profitability. We use McDonald’s centralized supply chain management model, which relies on approved third-party suppliers and distributors for goods, and we generally use several suppliers to satisfy our needs for goods. This system encompasses selecting and developing suppliers of both core products (beef, chicken, buns, potatoes, produce, sauces, cheese, dairy mixes and beverages) and non-core products (dressings, pork, condiments, confectionery, and toppings) who are able to comply with McDonald’s high quality standards and establishing sustainable relationships with these suppliers.

McDonald’s standards include the highest expectations with respect to our suppliers’ food safety and quality management systems, product consistency and timeliness, as well as commitments to follow internationally recognized manufacturing and management schemes and practices to meet or exceed all local food regulations and to comply with our policies, procedures and guidelines.

The ability of McDonald’s suppliers to deliver safe and high quality products that consistently meet our requirements, as well as all applicable laws and regulations is of critical importance to the continued success of the McDonald’s system. McDonald’s is recognized as a leader in food safety by its suppliers and the public health community.

Our 35 largest suppliers account for approximately 75% of our purchases excluding Venezuela. Very few of our suppliers have entered into written contracts with us as we only have pricing protocols or agreements with a vast majority of them. Our supplier approval process is thorough and lengthy in order to ensure compliance with McDonald’s high quality standards. We therefore tend to develop strong relationships with approved suppliers and, given our importance to them, have found that pricing protocols with them are generally enough to ensure a reliable supply of quality products. While we source our goods from many approved suppliers in Latin America and the Caribbean, thereby reducing our dependence on any single supplier, the informal nature of the majority of our relationships with suppliers means that we may not be assured of long-term or reliable supplies of products from those suppliers.

In addition, certain goods, such as beef, dairy products, confectionery or produce, are often locally sourced due to restrictions on their importation. In light of these restrictions, as well as the MFAs’ requirement to purchase certain core supplies from approved suppliers, we may not be able to quickly find alternate or additional supplies in the event a supplier is unable to meet our orders.

If our suppliers fail to provide us with products in a timely manner due to unanticipated demand, production or distribution problems, financial distress or shortages, if our suppliers decide to terminate their relationship with us or if McDonald’s determines that any product or service offered by an approved supplier is not in compliance with its standards and we are obligated to terminate our relationship with such supplier, we may have difficulty finding appropriate or compliant replacement suppliers. As a result, we may face inventory shortages that could negatively affect our operations.

Our financial condition and results of operations depend, to a certain extent, on the financial condition of our sub-franchisees and their ability to fulfill their obligations under their franchise agreements.

As of December 31, 2021, 30.2% of our restaurants were franchised. Under our franchise agreements, we receive monthly payments which are, in most cases, the greater of a fixed rent or a certain percentage of the sub-franchisee’s gross sales. Sub-franchisees are independent operators with whom we have franchise agreements. We typically own or lease the real estate upon which sub-franchisees’ restaurants are located and sub-franchisees are required to follow our operating manual that specifies items such as menu choices, permitted advertising, equipment, food handling procedures, product quality and approved suppliers. Our operating results depend to a certain extent on the restaurant profitability and financial viability of our sub-franchisees. The concurrent failure by a significant number of sub-franchisees to meet their financial obligations to us could jeopardize our ability to meet our obligations. As a result of the COVID-19 pandemic, we expect some of our sub-franchisees to have difficulty meeting their financial obligations to us. As of the date hereof, sub-franchisees have already resumed making rent payments to us in almost all of the six markets where we have sub-franchisees. See “—The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows.”

We are liable for our sub-franchisees’ monthly payment of a continuing franchise fee to McDonald’s, which represents a percentage of those franchised restaurants’ gross sales. To the extent that our sub-franchisees fail to pay this fee in full, we are responsible for any shortfall under the MFAs. As such, the concurrent failure by a significant number of sub-franchisees to pay their continuing franchise fees could have a material adverse effect on our results of operations and financial condition.

We do not have full operational control over the businesses of our sub-franchisees.

We are dependent on sub-franchisees to maintain McDonald’s quality, service and cleanliness standards, and their failure to do so could materially affect the McDonald’s brand and harm our future growth. Although we exercise significant influence over sub-franchisees through the franchise agreements, sub-franchisees have some flexibility in their operations, including the ability to set prices for our products in their restaurants, hire employees and select certain service providers. In addition, it is possible that some sub-franchisees may not operate their restaurants in accordance with our quality, service, cleanliness, health or product standards. Although we take corrective measures if sub-franchisees fail to maintain McDonald’s quality, service and cleanliness standards, we may not be able to identify and rectify problems with sufficient speed and, as a result, our image and operating results may be negatively affected.

Ownership and leasing of a broad portfolio of real estate exposes us to potential losses and liabilities.

As of December 31, 2021, we owned the land for 490 of our 2,261 restaurants and the buildings for all but 8 of our restaurants. The value of these assets could decrease or rental costs could increase due to changes in local demographics, the investment climate and increases in taxes.

The majority of our restaurant locations, or those operated by our sub-franchisees, are subject to long-term leases. We may not be able to renew leases on acceptable terms or at all, in which case we would have to find new locations to lease or be forced to close the restaurants. If we are able to negotiate a new lease at an existing location, we may be subject to a rent increase. In addition, current restaurant locations may become unattractive due to changes in neighborhood demographics or economic conditions, which may result in reduced sales at these locations.

The success of our business is dependent on the effectiveness of our marketing strategy.

Market awareness is essential to our continued growth and financial success. Pursuant to the MFAs, we create, develop and coordinate marketing plans and promotional activities throughout the Territories, and sub-franchisees contribute a percentage of their gross sales to our marketing plan. In addition, we are required under the MFAs to spend at least 5% of our sales on advertising and promotional activities in the majority of our markets. In connection with the COVID-19 pandemic, we agreed with McDonald’s to reduce this spending requirement from 5% to 4% of our gross sales for the full year 2020. Beginning on January 1, 2021, we resumed spending 5% of our gross sales on advertising and promotion. Pursuant to the MFAs, McDonald’s has the right to review and approve our marketing plans in advance and may request that we cease using the materials or promotional activities at any time if McDonald’s determines that they are detrimental to its brand image. We also participate in global and regional marketing activities undertaken by McDonald’s and pay McDonald’s approximately 0.1% of our sales in order to fund such activities.

If our advertising programs are not effective, or if our competitors begin spending significantly more on advertising than we do, or if our competitors develop attractive new products or innovative advertising techniques, we may be unable to attract new customers or existing customers may not return to our restaurants and our operating results may be negatively affected.

The inability to attract and retain qualified personnel may affect our growth and results of operations.

We have a strong management team with broad experience in human resources, product development, supply chain management, operations, finance, environmental, social, and governance (“ESG”), marketing, real estate development, communications, information technology, legal and training. Our growth plans place substantial demands on our management team, and future growth could increase those demands. In addition, pursuant to the MFAs, McDonald’s is entitled to approve the appointment of our chief executive officer and chief operating officer. Our ability to manage future growth will depend on the adequacy of our resources and our ability to continue to identify, attract and retain qualified personnel. Failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Also, the success of our operations depends in part on our ability to attract and retain qualified regional and restaurant managers and general staff. If we are unable to recruit and retain our employees, or fail to motivate them to provide quality food and service, our image, operations and growth could be adversely affected.

The resignation, termination, permanent incapacity or death of our Executive Chairman could adversely affect our business, results of operations, financial condition and prospects.

Due to Mr. Woods Staton’s unique experience and leadership capabilities, it would be difficult to find a suitable successor for him if he were to cease serving as Executive Chairman for any reason. In the event of Mr. Woods Staton’s death or permanent incapacity, pursuant to the MFA, McDonald’s has the right to acquire all of our non-public shares during the twelve-month period beginning on the eighteen-month anniversary of his death or incapacity.

In addition, in the event that we need to appoint a new CEO, pursuant to the MFA, we must submit to McDonald’s the name of such proposed successor for approval. If we and McDonald’s have not agreed upon a successor CEO after six months, McDonald’s may designate a temporary CEO in its sole discretion pending our submission of information relating to a further candidate and McDonald’s approval of that candidate. A delay in finding a suitable successor CEO could adversely affect our business, results of operations, financial condition and prospects.

Labor shortages or increased labor costs could harm our results of operations.

Our operations depend in part on our ability to attract and retain qualified restaurant managers and crew. While the turnover rate varies significantly among categories of employees, due to the nature of our business, we traditionally experience a high rate of turnover among our crew and we may not be able to replace departing crew with equally qualified or motivated staff.

As of December 31, 2021, we had 81,256 employees in our Company-operated restaurants and staff. Controlling labor costs is critical to our results of operations, and we closely monitor those costs. Some of our employees are paid minimum wages; any increases in minimum wages or changes to labor regulations in the Territories could increase our labor costs. For example, during 2021, the government of Venezuela implemented two increases in the minimum wage in March and May 2021. In addition, in December 2019, the government of Argentina enacted a decree establishing that employees dismissed without cause were entitled to double indemnification from employers for the next six months following such dismissal, in an effort to mitigate the impact of economic difficulties facing the country at the time. Subsequently, the government of Argentina extended and amended the decree and its provisions to extend its protections until June 30, 2022 on a decreasing scale and with a cap of ARS$500,000. In Puerto Rico, new minimum wage regulations were adopted in 2021 and increases are expected to take effect in July 2023 and July 2024. These or similar regulations, if adopted, may have an adverse impact on our results of operations. Additionally, competition for employees could also result in additional incurred costs to pay for higher wages.

We are also impacted by the costs and other effects of compliance with regulations affecting our workforce. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, employee safety and other employee benefits and workplace practices. Claims of non-compliance with these regulations could result in liability and expense to us. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our sub-franchisees or suppliers, including those giving rise to claims of sexual harassment or discrimination (or perceptions thereof) could have a negative impact on consumer perceptions of us and our business. In 2019, two of our restaurant employees in Peru died in a workplace accident at one of our restaurants. This accident is under investigation by Peruvian authorities, and while we do not expect a material impact from this event, any future workplace accidents could have a material adverse effect on our business, financial condition and results of operations.

Some of our employees are represented by unions and are working under agreements that are subject to annual salary negotiations. We cannot guarantee the results of any such collective bargaining negotiations or whether any such negotiations will result in a work stoppage. In addition, employees may strike for reasons unrelated to our union arrangements. Any future work stoppage could, depending on the affected operations and the length of the work stoppage, have a material adverse effect on our financial position, results of operations or cash flows.

Additionally, the Company benefited from some government measures enacted in Latin America and the Caribbean to help companies deal with the economic fallout of the COVID-19 pandemic, including modification of existing regulations to reduce workdays or tax costs, tax payment deferral or tax credits and subsidies related to labor costs, among others. All subsidies granted were recognized on a systematic basis over the periods in which the related expenses were recorded, within “payroll and employee benefits” or “General and administrative expenses” in the consolidated statement of income (loss). The Company meets all the terms and conditions required by the governments to maintain the benefits granted. It is unclear how the macroeconomic business environment or societal norms may be impacted by the COVID-19 pandemic. A post- or prolonged COVID-19 environment may undergo unexpected developments or changes, among them in fiscal, tax, labor and regulatory environments and customer behavior, which could have an adverse impact on our business.

A failure by McDonald’s to protect its intellectual property rights, including its brand image, could harm our results of operations.

The profitability of our business depends in part on consumers’ perception of the strength of the McDonald’s brand. Under the terms of the MFAs, we are required to assist McDonald’s with protecting its intellectual property rights in the Territories. Nevertheless, any failure by McDonald’s to protect its proprietary rights in the Territories or elsewhere could harm its brand image, which could affect our competitive position and our results of operations.

Under the MFAs, we may use, and grant rights to sub-franchisees to use, McDonald’s intellectual property in connection with the development, operation, promotion, marketing and management of our restaurants. McDonald’s has reserved the right to use, or grant licenses to use, its intellectual property in Latin America and the Caribbean for all other purposes, including to sell, promote or license the sale of products using its intellectual property. If we or McDonald’s fail to identify unauthorized filings of McDonald’s trademarks and imitations thereof, and we or McDonald’s do not adequately protect McDonald’s trademarks and copyrights, the infringement of McDonald’s intellectual property rights by others may cause harm to McDonald’s brand image and decrease our sales.

Risks Related to Our Results of Operations and Financial Condition

We may use non-committed lines of credit to partially finance our working capital needs.

We may use non-committed lines of credit to partially finance our working capital needs. In response to the COVID-19 pandemic and related disruption in regional and global economic activity, in 2020 we drew on our available non-committed lines of credit as needed, although our cash flow had stabilized by the second quarter of 2020. As of December 31, 2021, we did not have any amounts outstanding under our credit lines. Given the nature of these lines of credit, they could be withdrawn and no longer be available to us, or their terms, including the interest rate, could change to make the terms no longer acceptable to us. The availability of these lines of credit depends on the level of liquidity in financial markets, which can vary based on events outside of our control, including financial or credit crises. Any inability to draw upon our non-committed lines of credit could have an adverse effect on our working capital, financial condition and results of operations.

Covenants and events of default in the agreements governing our outstanding indebtedness could limit our ability to undertake certain types of transactions and adversely affect our liquidity.

As of December 31, 2021, we had $657.9 million in total outstanding indebtedness (including interest payable), consisting of $755.3 million in long-term debt (including interest payable) net of $97.4 million related to the fair market value of our outstanding derivative instruments. The agreements governing our outstanding indebtedness contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on:

•	creating liens;

•	paying dividends;

•	maintaining certain leverage ratios;

•	entering into sale and lease-back transactions; and

•	consolidating, merging or transferring assets.

If we fail to satisfy the covenants set forth in these agreements or another event of default occurs under the agreements, our outstanding indebtedness under the agreements could become immediately due and payable. In addition, we are required to meet certain financial ratios under our lines of credit and revolving credit facilities. We were not in compliance with our financial ratios during certain periods in 2020 and 2021 and received waivers from our lenders. In 2020, we refinanced our revolving credit facility with JPMorgan, and, since June 2021, we have been and continue to be in compliance with our financial ratios under our existing agreements. However, if we are unable to comply with such ratios or obtain waivers for non-compliance in the future, we will be in default under our line of credit and revolving credit facility. In the case of our revolving credit facility, any amounts drawn under such facility may be declared to be immediately due and payable by the relevant lender, who may also terminate its obligation to provide loans under such agreement if we are not in compliance with our ratios under the agreement. In the case of our non-committed lines of credit, if we have previously drawn any amount, then such amounts may be immediately due and payable to the relevant lender, subject to the terms of each non-committed line of credit. If our outstanding indebtedness becomes immediately due and payable and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.

Fluctuation in market interest rates could affect our ability to refinance our indebtedness or results of operations.

We are exposed to market risk related to changes in interest rates that could affect our results of operations or ability to refinance our existing indebtedness. Volatility or increases in interest rates could affect our ability to refinance our existing indebtedness or to obtain incremental debt financing. We cannot guarantee that we will be able to refinance our revolving credit facility in full or on similar or more favorable terms, as it becomes due in 2022. Volatility or increases in interest rates could increase our interest expense or borrowing costs and may adversely affect our results of operations. Our future ability to refinance our existing indebtedness will depend on certain financial, business and market trends, many of which are beyond our control.

Inflation and government measures to curb inflation may adversely affect the economies in the countries where we operate, our business and results of operations.

Many of the countries in which we operate, have experienced, or are currently experiencing, high rates of inflation. For example, since July 1, 2018, Argentina has been considered highly inflationary under U.S. GAAP. In addition, Venezuela has been considered highly inflationary under U.S. GAAP since 2010. Although inflation rates in many of the other countries in which we operate have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our core products and decreased sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our customers or offset with other efficiencies, which could adversely affect our operating margins and operating income.

Exchange rate fluctuations against the U.S. dollar in the countries in which we operate have negatively affected, and could continue to negatively affect, our results of operations.

We are exposed to exchange rate risk in relation to the U.S. dollar. While substantially all of our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports, as well as some of our capital expenditures and a significant portion of our long-term debt, are denominated in U.S. dollars. As a result, the decrease in the value of the local currencies of the countries in which we operate as compared to the U.S. dollar has increased our costs, and any further decrease in the value of such currencies will further increase our costs. Although we maintain a hedging strategy to attempt to mitigate some of our exchange rate risk, our hedging strategy may not be successful or may not fully offset our losses relating to exchange rate fluctuations.

As a result, fluctuations in the value of the U.S. dollar with respect to the various currencies of the countries in which we operate or in U.S. dollar interest rates could adversely impact our net income, results of operations and financial condition.

Price controls and other similar regulations in certain countries have affected, and may in the future affect, our results of operations.

Certain countries in which we conduct operations have imposed, and may continue to impose, price controls that restrict our ability, and the ability of our sub-franchisees, to adjust the prices of our products. For example, there are currently certain price control regulations in force in Argentina. Although the industry in which we operate is not yet subject to these regulations, it is not clear whether the current administration will apply or enforce price controls in the future on the industry in which we operate.

Moreover, the Venezuelan market is subject to a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although we managed to navigate the negative impact of the price controls on our operations from 2013 through 2021, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment. See “Item 4. Information on the Company—B. Business Overview—Regulation” in our annual report on Form 20-F filed with the SEC on April 29, 2021.

The imposition and enforcement of these and similar restrictions in the future may place downward pressure on the prices at which our products are sold and may limit the growth of our revenue. We cannot assure you that existing price controls will not be enforced or become more stringent, or that new price controls will not be imposed in the future, or that any such controls may not have an adverse effect on our business. Our inability to control the prices of our products could have an adverse effect on our results of operations.

We are subject to significant foreign currency exchange controls and currency devaluation in certain countries in which we operate.

Certain Latin American economies have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may increase our costs and limit our ability to convert local currency into U.S. dollars and transfer funds out of certain countries, including for the purchase of dollar-denominated inputs, the payment of dividends or the payment of interest or principal on our outstanding debt. In the event that any of our subsidiaries are unable to transfer funds to us due to currency restrictions, we are responsible for any resulting shortfall.

For example, in 2021, our subsidiaries in Argentina represented 13.2% of our total revenues. Since September 2019, the Argentine government has tightened restrictions on capital flows and imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, the Central Bank of Argentina implemented regulations requiring its prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as certain imports of goods. As a consequence of these exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain securities transactions (usually effected to obtain U.S. dollars) has broadened significantly, reaching a value of approximately 69% above the official exchange rate as of April 13, 2022. The implementation of the above-mentioned measures could impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiaries are required to make outside Argentina. As a result, if we are prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected.

In addition, the continuing devaluation of the Argentine peso since the end of 2015 and the Venezuelan bolívar since 2010 has led to higher inflation levels, has significantly reduced competitiveness, real wages and consumption and has had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency.

Further currency devaluations in any of the countries in which we operate could have a material adverse effect on our results of operations and financial condition. See “Item 1. Key Information—B. Selected Financial Data—Exchange Rates and Exchange Controls.”

Risks Related to Government Regulation

If we fail to comply with, or if we become subject to, more onerous government regulations, our business could be adversely affected.

We are subject to various federal, state, provincial and municipal laws and regulations in the countries in which we operate, including those related to the food services industry, health and safety standards, importation of goods and services, marketing and promotional activities, nutritional labeling, zoning and land use, environmental standards and consumer protection. We strive to abide by and maintain compliance with these laws and regulations. The imposition of new laws or regulations, including potential trade barriers, may increase our operating costs or impose restrictions on our operations, which could have an adverse impact on our financial condition.

For example, Argentine regulations require us to seek permission from the Argentine authorities prior to importing certain goods or make payments in foreign currency for the import of such goods. Although these regulations do not currently affect us, they may in the future prevent or delay the receipt of goods that we require for our operations, or increase the costs associated with obtaining those goods, and therefore have an adverse impact on our business, results of operations or financial condition. Additionally, in 2017, Venezuela enacted the Productive Foreign Investments Constitutional Act, which replaced the Foreign Investment Act of 2014. This law establishes the requirements and limitations for the transfer of dividends and repatriation of foreign investments. It also establishes a minimum investment sum to be registered with the Ministry of Popular Power with Foreign Investment, limits access to internal financing, modifies the criteria of foreign investments and creates a new penalty system for those who do not comply with the law.

Regulations governing the food services industry have become more restrictive. We cannot assure you that new and stricter standards will not be adopted or become applicable to us, or that stricter interpretations of existing laws and regulations will not occur. Any of these events may require us to spend additional funds to gain compliance with the new rules, if possible, and therefore increase our cost of operation.

We could be subject to expropriation or nationalization of our assets and government interference with our business in certain countries in which we operate.

We face a risk of expropriation or nationalization of our assets and government interference with our business in some of the countries in which we do business. These risks are particularly acute in Venezuela. The current Venezuelan government has promoted a model of increased state participation in the economy through welfare programs, exchange and price controls and the promotion of state-owned companies. We can provide no assurance that Company-operated or franchised restaurants will not be threatened with expropriation and that our operations will not be transformed into state-owned enterprises. In addition, the Venezuelan government may pass laws, rules or regulations which may directly or indirectly interfere with our ability to operate our business in Venezuela which could result in a material breach of the MFAs, in particular if we are unable to comply with McDonald’s operations system and standards. A material breach of the MFAs would trigger McDonald’s option to acquire our non-public shares or our interests in Venezuela. See “—Risks Related to Our Business and Operations—McDonald’s has the right to acquire all or portions of our business upon the occurrence of certain events and, in the case of a material breach of the MFAs, may acquire our non-public shares or our interests in one or more Territories at 80% of their fair market value.”

Non-compliance with anti-terrorism and anti-corruption regulations could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

A material breach under the MFAs would occur if we, or our subsidiaries that are a party to the MFAs, materially breached any of the representations or warranties or obligations under the MFAs (not cured within 30 days after receipt of notice thereof from McDonald’s) relating to or otherwise in connection with any aspect of the master franchise business, the franchised restaurants or any other matter in or affecting any one or more Territories, including by failing to comply with anti-terrorism or anti-corruption policies and procedures required by applicable law.

We maintain policies and procedures that require our employees to comply with anti-corruption laws, including the Foreign Corrupt Practices Act of 1977 (the “FCPA”), and our corporate standards of ethical conduct. Our employees, including part-time employees, are eligible to participate in training on ethical and anti-corruption standards, and we utilize our online campus to provide such training. However, we cannot ensure that these policies and procedures will always protect us from intentional, reckless or negligent acts committed by our employees or agents. If we are not in compliance with the FCPA and other applicable anti-corruption laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or other governmental authorities could adversely impact our reputation, cause us to lose or become disqualified from bids, and lead to other adverse impacts on our business, financial condition and results of operations.

Any tax increase or change in tax legislation may adversely affect our results of operations.

Since we conduct our business in many countries in Latin America and the Caribbean, we are subject to the application of multiple tax laws and multinational tax conventions. Our effective tax rate therefore depends on these tax laws and multinational tax conventions, as well as on the effectiveness of our tax planning abilities. Our income tax position and effective tax rate are subject to uncertainty as our income tax position for each year depends on the profitability of Company-operated restaurants and on the profitability of franchised restaurants operated by our sub-franchisees in tax jurisdictions that levy income tax at a broad range of rates. It is also dependent on changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules, changes to these rules and tax laws and examinations by various tax authorities. If our actual tax rate differs significantly from our estimated tax rate, this could have a material impact on our financial condition. In addition, any increase in the rates of taxes, such as income taxes, excise taxes, value added taxes, import and export duties, and tariff barriers or enhanced economic protectionism could negatively affect our business. Fiscal measures that target either quick-service restaurants (“QSRs”) or any of our products could also be taken.

We cannot assure you that any governmental authority in any country in which we operate will not increase taxes or impose new taxes on our operations or products in the future.

Tax, customs or other inspections and investigations in any of the jurisdictions in which we operate may negatively affect our business and results of operations.

From time to time, we are subject to inspections or other investigations by federal, municipal and state tax and customs authorities in Latin America. These inspections and investigations may generate tax or other assessments, including fines, and could lead to other civil or criminal investigations which, depending on their results, may have a material adverse effect on our reputation, business, operations and financial results. See “Item 3. Legal Proceedings.”

Litigation and other pressure tactics could expose our business to financial and reputational risk.

Given that we conduct our business in many countries, we may be subject to multi-jurisdictional private and governmental lawsuits, including but not limited to lawsuits relating to labor and employment practices, taxes, trade and business practices, franchising, intellectual property, consumer, real property, landlord/tenant, environmental, advertising, nutrition and antitrust matters. In the past, QSR chains have been subject to class-action lawsuits claiming that their food products and promotional strategies have contributed to the obesity of some customers. We cannot guarantee that we will not be subject to these or similar types of lawsuits in the future. We may also be the target of pressure tactics such as strikes, boycotts and negative publicity from government officials, suppliers, distributors, employees, unions, special interest groups and customers that may negatively affect our reputation.

Information technology system failures or interruptions or breaches of our network security may interrupt our operations, exposing us to increased operating costs and to litigation.

We rely heavily on our computer systems and network infrastructure across our operations including, but not limited to, point-of-sale processing at our restaurants. We implement security measures and controls that we believe provide reasonable assurance regarding our security posture. However, there remains the risk that our technology systems are vulnerable to damage, disability or failures due to physical theft, fire, power loss, telecommunications failure or other catastrophic events. If those systems were to fail or otherwise be unavailable, and we were unable to recover in a timely way, we could experience an interruption in our operations. Moreover, security breaches, data breaches and cyberattacks involving our systems may occur from time to time. Although we have procedures and controls in place to protect our systems and safeguard confidential information, including personal information, and financial data, we have been and continue to be subject to a range of internal and external security breaches, denial of service attacks, malware, phishing attacks, viruses, worms and other disruptive problems caused by hackers. Data breaches, security incidents and cyberattacks can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, or external events or actors that interrupt normal business operations. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers, our employees and other third parties, as well as financial, proprietary and other confidential information related to our business. The proper and secure functioning of our technology, financial and processing systems is critical to our business and to our ability to compete effectively.

Furthermore, we have experienced a rise in transactions through online digital channels for which we rely on third-party operators or trusted certified payment gateways to handle sensitive financial transactions and other sensitive customer information. Our increasing reliance on third-party systems also presents the risks faced by the third party’s business, including the operational, security and credit risks of those parties. Moreover, due to our digital strategy, there has also been an increase in the number of registered customers, now in the dozens of millions, for whom we store and process personal information to strengthen our relationship with customers. Although we work with our customers, third-party service providers and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of confidential information, including personal information, to prevent against information security risk, we, our third-party service providers or other third parties with whom we do business have been and continue to be the target of cyberattacks or subject to other information security incidents or breaches. An actual or alleged security breach of our or their systems has resulted and could result in additional disruptions, shutdowns, theft or unauthorized disclosure of personal, financial, proprietary or other confidential information. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, fines, increased costs of regulatory compliance or enhanced measures against such security or data breaches, complications in executing our growth initiatives and regulatory and legal risk.

Our insurance may not be sufficient to cover certain losses.

We face the risk of loss or damage to our properties, machinery and inventories due to fire, theft, climate change and natural disasters such as earthquakes and floods. While our insurance policies cover some losses with respect to damage or loss of our properties, machinery and inventories, our insurance may not be sufficient to cover all such potential losses. For example, we suffered losses in connection with a truck drivers’ strike in Brazil in 2018, which disrupted our supply chain that were not covered by our insurance policies. Our losses due to lower sales as a result of the COVID-19 pandemic were also not covered.

In addition, even if any such losses are fully covered by our insurance policies, such fire, theft, climate change or natural disasters may cause disruptions or cessations in our operations that would adversely affect our financial condition and results of operations.

Risks Related to Our Industry

The food services industry is intensely competitive and we may not be able to continue to compete successfully.

Although competitive conditions in the QSR industry vary in each of the countries in which we conduct our operations, in general, we compete with many well-established restaurant companies on price, brand image, quality, sales promotions, new product development and restaurant locations. Since the restaurant industry has few barriers to entry, our competitors are diverse and range from national and international restaurant chains to individual, local restaurant operators. Our largest sources of competition include Restaurant Brands International (which franchises Burger King, Popeyes and Tim Hortons), Yum! Brands (which franchises KFC restaurants, Taco Bell and Pizza Hut and Pizza Hut Express restaurants), Carl’s Junior and Subway. In Brazil, we also compete with Habib’s, a Brazilian QSR chain that focuses on Middle Eastern food, and Bob’s, a primarily-Brazilian QSR chain that focuses on hamburger product offerings. We also face strong competition from new businesses targeting the same clients we serve, as well as from street vendors of limited product offerings, including hamburgers, hot dogs, pizzas and other local food items. We expect competition to increase as our competitors continue to expand their operations, introduce new products and market their brands.

If any of our competitors offers products that are better priced or more appealing to the tastes of consumers, increases its number of restaurants, obtains more desirable restaurant locations, provides more attractive financial incentives to management personnel, franchisees or hourly employees or has more effective marketing initiatives than we do in any of the markets in which we operate, this could have a material adverse effect on our results of operations.

Increases in commodity prices, logistic or other operating costs could harm our operating results.

Food and paper costs represented 35.3% of our total sales by Company-operated restaurants in 2021, and 22.2% of our food and paper raw materials cost is exposed to fluctuations in foreign exchange rates. We source, among other commodities, beef, chicken, potatoes, produce, sauces, dairy mixes, dairy cheeses, grains, sugar, fiber and coffee. The cost of food and supplies depends on several factors, including global supply and demand, new product offerings, weather conditions, fluctuations in energy costs and tax incentives, all of which makes us susceptible to substantial price and currency fluctuations and other increased operating costs. Our hedging strategies on the imported portion of our food and paper raw materials may not be successful in fully offsetting cost increases due to currency nor commodities fluctuations. Furthermore, due to the competitive nature of the restaurant industry, we may be unable to pass increased operating costs on to our customers, which could have an adverse effect on our results of operations.

Demand for our products may decrease due to changes in consumer preferences or other factors.

Our competitive position depends on our continued ability to offer items that have a strong appeal to consumers. If consumer dining preferences change due to shifts in consumer demographics, dietary inclinations, for example those who are looking for vegan products, trends in food sourcing or food preparation and our consumers begin to seek out alternative restaurant options, our financial results might be adversely affected. In addition, negative publicity surrounding our products could also materially affect our business and results of operations.

Our success in responding to consumer demands depends in part on our ability to anticipate consumer preferences and introduce new items to address these preferences in a timely fashion.

Our investments to enhance the customer experience, including through technology, may not generate the expected returns.

We are engaged in various efforts to improve our customers’ experience in our restaurants. In particular, in partnership with McDonald’s, we have invested in Experience of the Future (“EOTF”), which focuses on restaurant modernization and technology and digital engagement in order to transform the restaurant experience. As we convert restaurants to EOTF, we are placing renewed emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives and payment systems.

We have also started a digital transformation with the goal of increasing our engagement with our customers and using data in order to improve our decision-making. As a result of the COVID-19 pandemic, we have accelerated our digital transformation plans to better serve our customers. In order to accomplish this goal, we made structural changes in our IT, including creating a “digital factory,” which we call ADvance, to facilitate collaboration across groups within Arcos Dorados and adopting agile methodologies and principles to aid different groups in transforming products and services and the customer experience, or in otherwise achieving a specific business objective. We may not fully realize the intended benefits of these significant investments, or we might not find or retain the right talent to operate the new digital tools, or these initiatives may not be well executed, and therefore our business results may suffer.

Our business activity may be negatively affected by disruptions, catastrophic events, climate change or health pandemics.

Unpredictable events beyond our control, including war, terrorist activities, political and social unrest, climate change and natural disasters (or expectations about them), could disrupt our operations and those of our sub-franchisees, suppliers or customers, have a negative effect on consumer spending or result in political or economic instability. These events could reduce demand for our products or make it difficult to ensure the regular supply of products through our distribution chain. Climate change and other environmental issues may also increase the frequency and severity of weather-related events and natural disasters or affect customer behavior or preferences.

In addition, incidents of health pandemics, food-borne illnesses or food tampering could reduce sales in our restaurants. Widespread illnesses such as avian influenza, the H1N1 influenza virus, e-coli, bovine spongiform encephalopathy (or “mad cow” disease), hepatitis A or salmonella could cause customers to avoid meat or fish products. Furthermore, our reliance on third-party food suppliers and distributors increases the risk of food-borne illness incidents being caused by third-party food suppliers and distributors who operate outside of our control and/or multiple locations being affected rather than a single restaurant. In addition, recurrent events in our region related to Dengue, Yellow Fever and Zika viruses, as well as the COVID-19 outbreak in 2020, have resulted in heightened health concerns in the region, which could reduce the visits to our restaurants if these cases are not controlled.

Food safety events involving McDonald’s outside of Latin America or other well-known QSR chains could negatively impact our business industry. Another extended issue in our region is the use of social media to post complaints against the QSR segment and the use of mobile phones to capture any deviation in our processes, products or facilities. Media reports of health pandemics, such as the COVID-19 outbreak, or food-borne illnesses found in the general public or in any QSR could dramatically affect restaurant sales in one or several countries in which we operate, or could force us to temporarily close an undetermined number of restaurants. As a restaurant company, we depend on consumer confidence in the quality and safety of our food. Any illness or death related to food that we serve could substantially harm our operations. While we maintain extremely high standards for the quality of our food products and dedicate substantial resources to ensure that these standards are met and well communicated publicly the spread of these illnesses is often beyond our control and we cannot assure you that new illnesses resistant to any precautions we may take will not develop in the future.

In addition, our industry has long been subject to the threat of food tampering by suppliers, employees or customers, such as the addition of foreign objects to the food that we sell. Furthermore, the increase in sales through our delivery channel also represents an increased risk of food tampering because we do not have control of the food once it leaves our restaurants. Reports, whether true or not, of injuries caused by food tampering have in the past negatively affected the reputations of QSR chains and could affect us in the future. While we require that suppliers maintain procedures and practices to ensure food safety and quality requirements, we cannot guarantee that suppliers will not breach their requirement to uphold our safety measures and standards or timely detection. Instances of food tampering, even those occurring solely at competitor restaurants, could, by causing negative publicity about the restaurant industry, adversely affect our sales on a local, regional, national or systemwide basis. A decrease in customer traffic as a result of public health concerns or negative publicity could materially affect our business, results of operations and financial condition.

Restrictions on promotions and advertisements directed at families with children and regulations regarding the nutritional content of children’s meals may harm McDonald’s brand image and our results of operations.

A significant portion of our business depends on our ability to make our product offerings appealing to families with children. Argentina, Brazil, Chile, Colombia, Mexico, Uruguay and Peru are considering imposing, or have already imposed, restrictions that impact the ways in which we market our products, including proposals that would have the effect of restricting our ability to advertise directly to children through the use of toys and to sell toys in conjunction with food.

For instance, in June 2012, Chile passed a law banning the inclusion of toys in children’s meals with certain nutritional characteristics (Law Nº 20,606). This law came into effect on June 26, 2016. The ban in Chile also restricts advertisements to children under the age of 14. As a result of these laws, we modified our children’s meals in order to continue offering toys in them. However, we were subject to several audits by the Chilean authorities. Chilean Law Nº 20,869, which also came into effect on June 26, 2016, restricts advertisements on television and in movie theaters between 6:00 a.m. and 10:00 p.m. This law affects food products that exceed certain standards of nutritional quality set by the Chilean authorities. These restrictions on advertisements did not affect or have any impact on our sales. On June 26, 2019, strict standards of nutritional quality set by the Chilean authorities came into effect. As a result of modifications that we made to the contents of some of our products in adherence with these stricter standards, we were able to continue offering toys in children’s meals and Happy Meals in Chile grew proportionally in line with the rest of the business in the country and the rest of the Company.

In 2013, Peru approved Law No. 30021, which, together with the corresponding Regulatory Decree approved in June 2017, restricts the advertising of processed food products and non-alcoholic beverages intended for children under 16. In addition, regulations establish that advertisements of food products and non-alcoholic beverages containing trans-fat and high levels of sodium, sugar and saturated fat must contain a warning stating that excessive consumption should be avoided. These regulations do not include food prepared on the spot at the request of a customer.

Since 2014, the Mexican Ministry of Health empowered the Federal Commission for Prevention of Sanitary Risks (Comisión Federal para la Protección contra Riesgos Sanitarios or COFEPRIS) to regulate advertising directed at families with children. On April 15, 2014, COFEPRIS issued certain regulations which establish the maximum contents of fat, sodium and sugars that every meal advertised to children on television and in cinemas may contain. In February of 2015, COFEPRIS ordered us to stop advertising Happy Meals on television until we disclosed all the nutritional information for Happy Meals to COFEPRIS. We provided this information to COFEPRIS, but we have not yet received any legal authorization to advertise Happy Meals either during the general times when children may be watching television or during any programming geared towards children.

In Brazil, the Federal Prosecutor’s Office filed suit in 2009 seeking to enjoin various QSRs, including us, from including toys in our children’s meals. The Lower Federal Court in São Paulo ruled that the lawsuit was without merit. The Prosecutor’s Office filed an appeal against this decision, which will be adjudicated by the Regional Federal Court in São Paulo. As of the date of this report on Form 6-K, this appeal is still pending and the outcome remains uncertain. In addition, the number of proposed laws seeking to restrict the sale of toys with meals increased significantly in Brazil at the federal, state and municipal levels. In April 2013, a consumer protection agency in Brazil fined us $1.6 million for a 2010 advertising campaign relating to our offering of meals with toys from the motion picture Avatar. We filed a lawsuit seeking to annul the fine. The lower court ruled there was no basis for the penalty, which was upheld by the appellate court. The consumer protection agency filed a special appeal against this decision, which is pending final decision. Although similar fines relating to our current and previous advertising campaigns involving the sale of toys may be possible in the future, as of the date of this report on Form 6-K, we are unaware of any other such fines, and in 2018, our subsidiaries in Brazil and Mexico joined the International Food and Beverage Alliance that regulates advertising for kids to help ensure our ongoing compliance with advertising restrictions.

On July 28, 2014, Colombia enacted Decree 975 of 2014, which sets forth certain directives regarding advertising directed at children. These directives include, (i) limiting any insinuation that the food and beverage being advertised is a substitute for any of the principal daily meals; (ii) any advertising directed at children or adolescents, during certain times of the day when children and adolescents are more likely to be consuming such advertising, must include disclosure that the advertisement is not part of the actual program; and (iii) requiring parental approval for any advertisement through a child/adolescent digital platform that requests any download or purchase.

Although we have introduced changes in our Happy Meals in order to offer more balanced and healthier options to our customers and in many cases been able to mitigate the impact of these types of laws and regulations on our sales, we may not be able to do so in the future and the imposition of similar or stricter laws and regulations in the future in the Territories may have a negative impact on our results of operations. In general, regulatory developments that adversely impact our ability to promote and advertise our business and communicate effectively with our target customers, including restrictions on the use of licensed characters, may have a negative impact on our results of operations.

We are subject to increasingly strict data protection laws, which could increase our costs and adversely affect our business.

We are subject to increasingly strict data protection laws in the markets in which we operate and these laws are subject to frequent change. For example, we are subject to the Brazilian General Data Protection Law (“Lei Geral de Proteção de Dados” or “LGPD”), federal law 13,709/2018, which became effective in September 2020. The LGPD significantly improves Brazil’s existing legal framework by regulating the use of personal data by the private and public sectors. The concept of “data processing” is broad and includes the collection, storage, transfer, deletion and other activities related to personal data. All companies that offer services or have operations involving personal data handling in Brazil are required to comply with the LGPD rules and adopt administrative and technical security measures to protect personal data. Starting in August 1, 2021, administrative sanctions under the LGPD are being applied by the National Data Protection Authority (“ANPD”). Additionally, the ANPD has entered into cooperation agreements with the consumer protection agencies and other public agencies to more efficiently oversee and regulate matters related to data protection. Furthermore, in February 2022 Brazil’s national congress approved a constitutional amendment making the protection of personal data, including on digital media, a fundamental right protected under its constitution. The LGDP is very similar to the European Union General Data Protection Regulation (“GDPR”), which we are subject to in certain French territories where we operate in the Caribbean.

Similarly, Argentina, Uruguay, Peru, Ecuador, Colombia and Chile have established data protection laws that largely follow the same framework. In Argentina, Law No. 25,326 (the “Data Protection Law”) is also very similar to the GDPR and requires companies that process personal data to register with Agency of Access to Public Information (“AAPI”), prescribes the instances in which data may be processed based on the law, requires that individuals be notified prior to their personal data being processed, among other security measures. Under the Data Protection Law, the AAPI has the power to impose pecuniary and non-pecuniary sanctions on companies that fail to comply with the law. Like Argentina and Brazil, Uruguay also has in place data protection laws similar to the GDPR, like Decree No. 64/020, that it has been strengthening in recent years. Among its recent developments, data protection laws in Uruguay have extended the scope of data protection regulation to data collected and treated abroad, when it is related to the offering of products and services in Uruguay, and requiring appointment of a compliance office for data protection and preparation of a data protection impact assessment when more than 35,000 data subjects are being processed. In Ecuador, the Personal Data Protection Law became effective on May 26, 2021, which adopts international standards and measures on data protection. In Colombia, Law 1581 also requires companies to have in place data protection measures and yearly disclosure of such measures and a database of providers, clients and employees with the superintendency of industry and commerce. In Chile, there is currently a draft bill under review by congress to amend the Personal Data Protection Law No. 19,628, which largely follows the same framework of the GDPR.

In Peru, companies are required to comply with the Personal Data Protection Law No. 29733, which similarly regulates the use of personal data. Failure to comply is punishable with economic fines by the Personal Data Protection Authority. In November 2019, Peru approved the Directorial Resolution No. 80-2019-JUS/DGTAIPD, Practical Guide to Comply with the “Obligation to Inform,” which obligates companies to inform the various owners of personal data of the processing of their personal data and provides information about the obligation and various exceptions to it. Furthermore, in January 2020, Peru approved the Directorial Resolution N° 02-2020-JUS/DGTAIPD, Directive of the Personal Data Processing through Video Surveillance System, which establishes new obligations and prohibitions in any place where video surveillance is conducted.

Failure to comply with these laws or other data protection laws enacted in the markets in which we operate, could result in legal proceedings and substantial penalties. Furthermore, the current regulatory environment in the markets in which we operate and the focus on stricter data protection frameworks may result in material operational and compliance costs that could adversely affect our business.

Environmental laws and regulations may affect our business.

We are subject to various environmental laws and regulations. These laws and regulations govern, among other things, discharges of pollutants into the air and water and the presence, handling, release and disposal of, and exposure to, hazardous substances and waste, such as common or non-hazardous waste and used vegetable oils, among others, in addition to requiring us to obtain permits and authorizations for various activities. These laws and regulations provide for significant fines and penalties for noncompliance. Third parties may also assert personal injury, property damage or other claims against owners or operators of properties associated with release of, or actual or alleged exposure to, hazardous substances at, on or from our properties.

Liability from environmental conditions relating to prior, existing or future restaurants or restaurant sites, including franchised restaurant sites, may have a material adverse effect on us. Moreover, the adoption of new or more stringent environmental laws or regulations could result in a material environmental liability to us.

In addition, beginning in 2018, Latin America experienced a wave of regulatory attempts to eliminate plastic bags and single use plastic products in the region. In many countries, new laws and regulations, especially in relation to the use of plastic bags, plastic straws and plastics in general have already been approved and in many cases will carry stiff penalties for violations. We have addressed this issue in our business by removing the plastic straws in nearly all of our markets and instead using alternative products. Additionally, in most of the markets in which we operate, we removed plastic lids from products used in our business and changed the salad containers in Argentina and other markets to cardboard containers, which led to a significant reduction in single use plastic in our operation within the last three years. We will need to find suitable alternatives before these new laws and regulations become effective. Regulations tend to be replicated across countries, and we are seeing an increase in related activity, both nationally and locally, in Brazil, Mexico, Colombia, Argentina, Ecuador, Chile, Uruguay, Peru, Guadeloupe, Martinique and French Guiana among other territories.

We may need to quickly replace other plastic products that we continue to use should additional laws and regulations be put in place, like draft bills establishing a minimum environmental protection standard regarding single-use plastics. For instance, Peru approved provisions to reduce the use of single-use plastic and prohibit its manufacture and purchase. Implementation of this new regulation was completed in December 2021. Similarly, in August 2021, Chile passed Law No. 21,368 that regulates single-use packaging and containers, which was defined to mean glasses, cups, bowls, cutlery, chopsticks, cups, straws, plates, glasses, boxes or containers for packaged food, trays, envelopes, placemats and lids, provided that they are not reusable. The law prohibits the delivery of any single-use containers for customers dining in and only allows the delivery of disposable products made of recyclable materials, other than plastic, for customers ordering to go. The law prohibits all plastic straws, stirrers, cutlery and chopsticks. Some of the provisions of the Chilean law become effective on February 13, 2022 and it is expected to be implemented in full force as of August 13, 2024. A similar law is currently being contemplated and likely to come into effect in Martinique and Guadeloupe next year. The enactment of additional laws and regulations to limit or eliminate the use of plastic products could increase our costs and have a material adverse effect on our business and results of operations, as these alternative products may be more expensive than the plastic products we currently use or may be difficult to find.

Our business is subject to an increasing focus on ESG matters.

In recent years, there has been an increasing focus on ESG matters by stakeholders, including employees, franchisees, customers, suppliers, governmental and non-governmental organizations and investors. A failure, whether real or perceived, to address ESG matters or to achieve progress on our ESG initiatives could adversely affect our business, including by heightening other risks disclosed in this report on Form 6-K, such as those related to consumer behavior, consumer perceptions of our brand, labor costs and shortages, supply chain interruptions, commodity costs, and legal and regulatory complexity.

As a result of this heightened focus, including from governmental and nongovernmental authorities, and our commitment to social and environmental sustainability matters, we may provide expanded disclosure, establish or expand goals, commitments or targets, and take actions to meet such goals, commitments and targets. The goal, commitments or targets we set for ourselves regarding ESG, public policy or other matters, and our ability to meet such standards, is subject to risks and uncertainties, many of which are outside our control and may impact our business. Moreover, addressing ESG matters requires systemwide coordination and alignment, and the standards by which certain ESG matters are measured are evolving and subject to assumptions that could change over time. Furthermore, if we are not effective, or are not perceived to be effective, in addressing social and environmental sustainability matters or meeting such goals, commitments and targets, it may impact perceptions of our brand or expose us to market, operational, reputational and execution costs or risks.

We may be adversely affected by legal actions with respect to our business.

We could be adversely affected by legal actions and claims brought by consumers or regulatory authorities in relation to the quality of our products and eventual health problems or other consequences caused by our products or by any of their ingredients. We could also be affected by legal actions and claims brought against us for products made in a jurisdiction outside the jurisdictions where we are operating. An array of legal actions, claims or damaging publicity may affect our reputation as well as have a material adverse effect on our revenues and businesses.

Unfavorable publicity or a failure to respond effectively to adverse publicity, particularly on social media platforms, could harm our reputation and adversely impact our business and financial performance.

The good reputation of our brand is a key factor in the success of our business. Actual or alleged incidents at any of our restaurants could result in harmful publicity. Moreover, we have seen a significant increase in the use of our delivery options as a result of the COVID-19 pandemic. Any actual or perceived issue with the delivery of orders could also result in harmful publicity. Even incidents occurring at restaurants operated by our competitors or in the supply chain generally could result in negative publicity that could harm the restaurant industry and thus, indirectly, our brand. In particular, in recent years, there has been a marked increase in the use of social media platforms and similar devices which give individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their participants’ posts, often without filters or checks on accuracy of the content posted. A variety of risks are associated with the dissemination of this information online, including the improper disclosure of proprietary information, negative comments about our company, exposure of personally identifiable information, fraud or outdated information. The inappropriate use of social media platforms by our customers, employees or other individuals could increase our costs, lead to litigation or result in negative publicity that could damage our reputation. In addition, we are often affected by negative news about McDonald’s Corporation published in the media and picked up by Latin America outlets, as it can lead to the incorrect assumption by the public that it relates to Arcos Dorados or McDonald’s brand in our region. If we are unable to quickly and effectively respond to negative reports, comments or posts in the media and social media platforms, we may suffer damage to our reputation or loss of consumer confidence in our products, which could adversely affect our business, results of operations, cash flows and financial condition, as well as require resources to rebuild our reputation.

Risks Related to Our Business and Operations in Latin America and the Caribbean

Our business is subject to the risks generally associated with international business operations.

We engage in business activities throughout Latin America and the Caribbean. In 2021, 68% of our revenues were derived from Brazil, Argentina, Puerto Rico and Mexico. As a result, our business is and will continue to be subject to the risks generally associated with international business operations, including:

•	governmental regulations applicable to food services operations;

•	changes in social, political and economic conditions;

•	transportation delays and other supply chain disruptions;

•	power, water and other utility shutdowns or shortages;

•	limitations on foreign investment;

•	restrictions on currency convertibility and volatility of foreign exchange markets;

•	inflation;

•	import-export quotas and restrictions on importation;

•	changes in local labor conditions;

•	changes in tax and other laws and regulations;

•	expropriation and nationalization of our assets in a particular jurisdiction; and

•	restrictions on repatriation of dividends or profits.

Some of the Territories have been subject to social and political instability in the past, and interruptions in operations could occur in the future. See also “—Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect business, results, financial conditions and prospects.”

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect business, results, financial conditions and prospects.

Arcos Dorados’ growth and profitability depend on political stability and economic activity in Latin America and the Caribbean, especially in emerging market countries. Recent political unrest and social strife could affect developments and perception of risk in this region. For example, in 2020, several countries saw protests relating to the handling of the COVID-19 pandemic by their respective governments. Moreover, in 2021, political and social unrest in Colombia sparked widespread political demonstrations, which lasted a few months, and resulted in significant obstruction of transportation of supplies and goods for businesses and Colombian households. These demonstrations affected our operations and forced us to look to alternative supply chains. In addition, in 2021, political and social unrest in Latin American countries, including as a result of presidential elections held in Chile and Peru, sparked political demonstrations and, in some instances, violence. In Chile, for instance, polarizing candidates and a runoff election led to some violent protests and clashes with security forces. In Guadeloupe and Martinique, at the end of 2021, a call for an indefinite general strike was made by a group of trade unions and citizens’ organizations to protest against imposition of a health pass and the compulsory vaccination of health workers against COVID-19. The strike took place for almost one month impacting the operation of our restaurants.

Changes in governmental policies in the Territories could adversely affect our business, results of operations, financial condition and prospects.

Governments throughout Latin America and the Caribbean have exercised, and continue to exercise, significant influence over the economies of their respective countries. Accordingly, the governmental actions, political developments, regulatory and legal changes or administrative practices in the Territories concerning the economy in general and the food services industry in particular could have a significant impact on us. We cannot assure you that changes in the governmental policies of the Territories will not adversely affect our business, results of operations, financial condition and prospects.

Latin America has experienced, and may continue to experience, adverse economic conditions that have impacted, and may continue to impact, our business, financial condition and results of operations.

The success of our business is dependent on discretionary consumer spending, which is influenced by general economic conditions, consumer confidence and the availability of discretionary income in the countries in which we operate. Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. In 2019, economic growth in many Latin American countries slowed, with some entering recessions. Economic conditions remained challenging in 2021 as a result of COVID-19, although most economies rebounded from the economic contractions of 2020. Any prolonged economic downturn in the future could result in a decline in discretionary consumer spending. This may reduce the number of consumers who are willing and able to dine in our restaurants, or consumers may make more value-driven and price-sensitive purchasing choices, eschewing our core menu items for our entry-level food options. We may also be unable to sufficiently increase prices of our menu items to offset cost pressures, which may negatively affect our financial condition.

In addition, a prolonged economic downturn may lead to higher interest rates, significant changes in the rate of inflation or an inability to access capital on acceptable terms. Our suppliers and service providers could experience cash flow problems, credit defaults or other financial hardships. If our sub-franchisees cannot adequately access the financial resources required to open new restaurants, this could have a material effect on our growth strategy.

Risks Related to Our Class A Shares

Mr. Woods Staton, our Executive Chairman, controls all matters submitted to a shareholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our class A shares.

Mr. Woods Staton, our Executive Chairman, owns or controls common stock representing 38.0% and 75.4%, respectively, of our economic and voting interests. As a result, Mr. Woods Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Woods Staton at all times hold at least 51% of our voting interests and 30% of our economic interest likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Woods Staton and the trading price of our class A shares could be adversely affected. See “Item 7. Major Shareholders and Related Party Transactions―A. Major Shareholders” in our annual report on Form 20-F filed with the SEC on April 29, 2021 for a more detailed description of our share ownership.

Furthermore, the MFAs contemplate instances where McDonald’s could be entitled to purchase the shares of Arcos Dorados Holdings Inc. held by Mr. Woods Staton. However, our publicly held class A shares will not be similarly subject to acquisition by McDonald’s.

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline.

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 132,787,384 class A shares were outstanding as of December 31, 2021 and 2,309,062 class A shares were held in treasury. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A shares.

Section 303A of the New York Stock Exchange, or “NYSE,” Listed Company Manual requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. British Virgin Islands law, the law of our country of incorporation, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee, and our board thus may not include, or may include fewer, independent directors than would be required if we were subject to these NYSE requirements. Since a majority of our board of directors may not consist of independent directors as long as we rely on the foreign private issuer exemption to these NYSE requirements, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to these NYSE requirements.

Risks Related to Investing in a British Virgin Islands Company

We are a British Virgin Islands company and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are incorporated under the laws of the British Virgin Islands. Most of our assets are located outside the United States. Furthermore, most of our directors and officers reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action against us or these persons in a British Virgin Islands court predicated upon the civil liability provisions of the U.S. federal securities laws.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the British Virgin Islands, courts in the British Virgin Islands will not automatically recognize and enforce a final judgment rendered by a U.S. court.

Any final and conclusive monetary judgment obtained against us in U.S. courts, for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issue would be necessary, provided that in respect of the U.S. judgment:

•	the U.S. court issuing the judgment had jurisdiction in the matter and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of ours;

•	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

•	the proceedings pursuant to which judgment was obtained were not contrary to public policy.

Under our articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions.

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law. The rights of our shareholders and the responsibilities of our directors and officers under the British Virgin Islands law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the British Virgin Islands regulations governing the securities of British Virgin Islands companies may not be as extensive as those in effect in the United States, and the British Virgin Islands law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

You may not be able to participate in future equity offerings, and you may not receive any value for rights that we may grant.

Under our memorandum and articles of association, existing shareholders are entitled to preemptive subscription rights in the event of capital increases. However, our articles of association also provide that such preemptive subscription rights do not apply to certain issuances of securities by us, including (i) pursuant to any employee compensation plans; (ii) as consideration for (a) any merger, consolidation or purchase of assets or (b) recapitalization or reorganization; (iii) in connection with a pro rata division of shares or dividend in specie or distribution; or (iv) in a bona fide public offering that has been registered with the SEC.

F.	Capital Expenditures and Divestitures

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period or such other commitment or period that McDonald’s may approve during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period or such other commitment or period that McDonald’s may approve, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants in the Territories during the applicable three-year period or such other commitment or period that McDonald’s may approve. Prior to the expiration of the then-applicable three-year period we must agree with McDonald’s on a subsequent restaurant opening plan and reinvestment plan. In the event that we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing reinvestment plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan or such other commitment or period that McDonald’s may approve. We may also propose, subject to McDonald’s prior written consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions.

As a result of the business disruptions caused by the COVID-19 pandemic, we agreed with McDonald’s to withdraw our previously-approved 2020-2022 growth and investment plan and on December 18, 2020, we reached an agreement with McDonald’s on a growth and investment plan for 2021 only. In January 2022, we reached an agreement with McDonald’s on a new growth and investment plan. To support our future growth, we plan to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. In addition, McDonald’s Corporation agreed to continue providing growth support, which is expected to result in an effective royalty rate of about 5.6% of sales in 2022 and 6.0% of sales in 2023 and 2024. If we are unable to meet our commitments under this new plan or are otherwise unable to obtain a waiver from McDonald’s, we will be in default under the terms of the MFAs. See “Item 1. Key Information—E. Risk Factors—Risks Related to Our Business and Operations—The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows.”

As a result of our previous restaurant opening plan and reinvestment plan, property and equipment expenditures were $115 million, $86.3 million and $265.2 million in 2021, 2020 and 2019 respectively. In 2021, we opened 46 restaurants, reimaged 34 existing restaurants, and opened 27 McCafé and 107 Dessert Centers. In 2020, we opened 9 restaurants, reimaged 37 existing restaurants, and opened 118 Dessert Centers. In 2019, we opened 90 restaurants, reimaged 267 existing restaurants, opened 6 McCafé locations and 296 Dessert Centers. In 2021, 2020 and 2019, we closed 21, 66 and 20 restaurants, respectively.

In addition, outflows related to purchases of restaurant businesses paid at acquisition date totaled $0.2 million in 2021, $3.8 million in 2020 and $2.7 million in 2019.

Proceeds from the sale of property and equipment and sales of restaurant businesses, including related advances, totaled $2 million, $0.8 million and $8.2 million in 2021, 2020 and 2019, respectively.

ITEM 2.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, and the notes thereto, included in our report on Form 6-K/A furnished to the SEC on April 14, 2022, as well as the information presented under “Presentation of Financial and Other Information” and “Item 1. Key Information—B. Selected Financial Data” included elsewhere in this report on Form 6-K.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 1. Key Information—E. Risk Factors.”

Segment Presentation

Prior to October 1, 2021, our operating segments had been comprised of four geographic divisions: (i) Brazil; (ii) the Caribbean division, consisting of Aruba, Colombia, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; (iii) NOLAD, consisting of Costa Rica, Mexico and Panama; and (iv) SLAD, consisting of Argentina, Chile, Ecuador, Peru and Uruguay.

Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a result, the Company reorganized its operation from four geographic divisions to three geographic divisions, as follows: (i) Brazil; (ii) NOLAD, which now consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas; and (iii) SLAD, which now consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. In accordance with ASC 280 Segment Reporting, the Company began providing information with the revised structure of geographic divisions in the annual period ended December 31, 2021 and has restated its comparative segment information as of and for the years ended December 31, 2020 and 2019 based on the structure prevailing since October 1, 2021.

As of December 31, 2021, 46.5% of our restaurants were located in Brazil, 27.6% in NOLAD and 25.9% in SLAD. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

We are required to report information about operating segments in our financial statements in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are those that are based on our method of internal reporting, and we manage our business and operations through our three geographic divisions (Brazil, NOLAD and SLAD). The accounting policies of the segments are the same as those for the Company on a consolidated basis.

Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2021, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.6% and 4.4% of our total revenues, respectively. In 2020 and 2019, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.5% and 4.5% and 95.0% and 5.0% of our total revenues, respectively.

Operating Costs & Expenses

Our sales are heavily influenced by brand advertising, menu selection and initiatives to improve restaurant operations. Sales are also affected by the timing of restaurant openings and closures. We do not record sales from our sub-franchised restaurants as revenues.

Company-operated restaurants incur four types of operating costs and expenses:

•	food and paper costs, which represent the costs of the products that we sell to customers in Company-operated restaurants;

•	payroll and employee benefit costs, which represent the wages paid to Company-operated restaurant managers and crew, as well as the costs of benefits and training, and which tend to increase as we increase sales;

•	occupancy and other operating expenses, which represent all other direct costs of our Company-operated restaurants, including advertising and promotional expenses, the costs of outside rent, which are generally tied to sales and therefore increase as we increase our sales, outside services, such as security and cash collection, building and leasehold improvement depreciation, depreciation on equipment, repairs and maintenance, insurance, restaurant operating supplies and utilities; and

•	royalty fees, representing the continuing franchise fees we pay to McDonald’s pursuant to the MFAs, which are determined as a percentage of gross product sales.

Franchised restaurant occupancy expenses include, mainly, as applicable, the costs of depreciating and maintaining the land and buildings upon which franchised restaurants are situated or the cost of leasing that property. A significant portion of our leases establish that rent payments are based on the greater of a flat fee or a specified percentage of the restaurant’s sales.

We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend at least 5% of our gross sales on advertisement and promotion activities annually. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our sub-franchisees are generally required to pay us a certain percentage of their gross sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated statement of income (loss). The only exception to this policy is in Mexico, where both we and our sub-franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.

General and administrative expenses include the cost of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.

Other operating income (expenses), net, include gains and losses on asset acquisitions and dispositions, gains related to sales of restaurant businesses, gains on contribution of businesses in equity method investments, write-offs of property and equipment, insurance recovery, impairment charges, rental income and depreciation expenses of excess properties, accrual for contingencies, write-offs and write-downs of inventory, recovery of taxes and other miscellaneous items.

Other Line Items

Net interest expense primarily includes interest expense on our short-term and long-term debt as well as the amortization of deferred financing costs.

(Loss) gain from derivative instruments relates primarily to the results of derivatives that are not designated for hedge accounting.

Gain from securities relates to transactions with certain securities.

Foreign currency exchange results relate to the impact of remeasuring monetary assets and liabilities denominated in currencies other than our functional currencies. See “—Foreign Currency Translation.”

Other non-operating income (expenses), net, primarily include certain results related to tax credits, asset taxes that we are required to pay in certain countries and other non-operating charges.

Income tax expense includes both current and deferred income taxes. Current income taxes represent the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.

Net income attributable to non-controlling interests relates to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 15 restaurants at December 31, 2021 (15 restaurants at December 31, 2020).

Impact of Inflation and Changing Prices

Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In general, we believe that, over time, we have demonstrated the ability to manage inflationary environments effectively. During 2021 and 2020, our revenues were favorably impacted by our pricing strategy in many of these inflationary environments, as we were able to increase average check to keep pace with inflation.

The Venezuelan market is also subject to price controls, which limit our ability to increase prices to offset the impact of continuing high inflation on our operating costs. Although we managed to navigate the negative impact of the price controls on our operations from 2015 through 2021, the existence of such laws and regulations continues to present a risk to our business. We continue to closely monitor developments in this dynamic environment.

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth in constant currency.

In analyzing business trends, management considers a variety of performance and financial measures which are considered to be non-GAAP including: Adjusted EBITDA, comparable sales growth, systemwide data, constant currency measures and average restaurant sales.

Comparable Sales and comparable sales growth

Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction, natural disasters and/or other circumstances such as the COVID-19 pandemic. With respect to restaurants where there are changes in ownership, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period for the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift/trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal.

We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means that sales in local currencies, including the Argentine peso and Venezuelan bolívar, are converted to U.S. dollar using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures, which are considered to be non-GAAP measures, provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations.

Company-operated comparable sales growth refers to comparable sales growth for Company-operated restaurants and franchised comparable sales growth refers to comparable sales growth for franchised restaurants. We believe comparable sales growth is a key indicator of our performance, as influenced by our strategic initiatives and those of our competitors.

Average Restaurant Sales

Average restaurant sales, or “ARS,” is an important measure of the financial performance of our systemwide restaurants and changes in the overall direction and trends of sales. ARS is calculated by dividing the sales for the relevant period by the arithmetic mean of the number of restaurants at the beginning and end of such period. ARS is influenced mostly by comparable sales performance and restaurant openings and closures. As ARS is provided in nominal terms, it is affected by movements in foreign currency exchange rates.

Sales Growth and sales growth in constant currency

Sales growth refers to the change in sales by all restaurants, whether operated by us or by sub-franchisees, from one period to another. We present sales growth both in nominal terms and on a constant currency basis, which means the latter is calculated by converting sales in local currencies, including the Argentine peso and Venezuelan bolívar, to U.S. dollar using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from the analysis.

Adjusted EBITDA

We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income (loss) plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sales, insurance recovery and contribution in equity method investments of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill and reorganization and optimization plan expenses. See “Item 1. Key Information—B. Selected Financial Data.”

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. In addition, we exclude gains from sales, insurance recovery and contribution in equity method investments of property and equipment not related to our core business; write-offs of property and equipment, impairment of long-lived assets and goodwill that do not result in cash payments and reorganization and optimization plan expenses. While a GAAP measure for purposes of our segment reporting, Adjusted EBITDA is a non-GAAP measure for reporting our total Company performance. Our management believes, however, that disclosure of Adjusted EBITDA provides useful information to investors, financial analysts and the public in their evaluation of our operating performance.

Systemwide data

Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by sub-franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Systemwide results are driven primarily by our Company-operated restaurants, as 69.8% of our systemwide restaurants are Company-operated as of December 31, 2021.

Foreign Currency Translation

The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC 830, Foreign Currency Matters. Except for our Venezuelan and Argentine operations, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than our functional currencies in our consolidated statement of income (loss).

Under U.S. GAAP, an economy is considered to be highly inflationary when its three-year cumulative rate of inflation meets or exceeds 100%. Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of each of these subsidiaries are remeasured as if its functional currency was the reporting currency of the relevant subsidiary’s immediate parent company (U.S. dollars for Venezuelan operations and Brazilian reais for Argentine operations from July 2018 to June 2020 and U.S. dollars since July 2020, as a result of a change in the subsidiary’s immediate parent company). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment component of “Accumulated other comprehensive income” within shareholders’ equity. See “Item 1. Key Information—B. Selected Financial Data—Exchange Rates and Exchange Controls” for information regarding exchange rates for the Argentine currencies.

Venezuela

The Company conducts business in Venezuela where currency restrictions have been in place for several years under different currency exchange regulations. Although during 2019, the Central Bank of Venezuela loosened those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited.

Revenues and operating loss of the Venezuelan operations were $8.337 million and $(4.239) million, respectively, for fiscal year 2021; $4.494 million and $(7.712) million, respectively, for fiscal year 2020; and $10.184 million and $(8.240) million, respectively, for fiscal year 2019.

As of December 31, 2021, the Company did not have a material monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate. In addition, Venezuela’s non-monetary assets were $10.1 million (mainly fixed assets).

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services.

During August 2021, the Government announced the removal of six zeros from the Sovereign Bolivar (VES), effective October 1, 2021.

The Company’s Venezuelan operations, continue to be impacted by the country’s macroeconomic volatility, including the ongoing highly inflationary environment. Additionally, the operations could be further affected by more stringent controls on foreign currency exchange, pricing, payments, profits or imports, the continued migration or the high level of unemployment. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

Critical Accounting Estimates

This management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, included in our report on Form 6-K/A furnished to the SEC on April 14, 2022, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions.

We consider an accounting estimate to be critical if:

•	the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on our financial condition or operating performance is material.

We believe that of our significant accounting policies, the following encompass a higher degree of judgment and/or complexity.

Depreciation of Property and Equipment

Accounting for property and equipment involves the use of estimates for determining the useful lives of the assets over which they are to be depreciated. We believe that the estimates we make to determine an asset’s useful life are critical accounting estimates because they require our management to make estimates about technological evolution and competitive uses of assets. We depreciate property and equipment on a straight-line basis over their useful lives based on management’s estimates of the period over which these assets will generate revenue (not to exceed the lease term plus renewal options for leased property). The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. We periodically review these lives relative to physical factors, economic considerations and industry trends. If there are changes in the planned use of property and equipment, or if technological changes occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense or write-offs in future periods. No significant changes to useful lives have been recorded in the past. A significant change in the facts and circumstances that we relied upon in making our estimates may have a material impact on our operating results and financial condition.

Impairment of Long-Lived Assets and Goodwill

We review long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use assets, net) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We review goodwill for impairment annually, primarily during the fourth quarter, or when an impairment indicator exists. In assessing the recoverability of our long-lived assets and goodwill, we consider changes in economic conditions and make assumptions regarding, among other factors, estimated future cash flows by market and by restaurant, discount rates by country and the fair value of the assets. Estimates of future cash flows are highly subjective judgments based on our experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales.

See Note 3 to our consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022 for a detail of markets for which we performed impairment tests of our long-lived assets and goodwill, as well as impairment charges recorded.

If our estimates or underlying assumptions change in the future, we may be required to record additional impairment charges.

Accounting for Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2021, 2020 and 2019 amounted to $186.2 million, $235.2 million and $194.4 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as the expiration date for tax loss carryforwards. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates project, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. In 2021, we recognized net gain amounting to $36.6 million as compared to net loss amounting to $46.2 million in 2020 and net gain of $23.9 million in 2019. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The Company assesses the likelihood of any adverse judgments or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position.

As of December 31, 2021, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $176.7 million, related to assessments for the fiscal years 2009 to 2016. No formal claim has been made for fiscal years within the statute of limitation by tax authorities in any of the mentioned matters; however, those years are still subject to audit and claims may be asserted in the future.

It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess its tax positions because the outcome of tax audits cannot be predicted with certainty. While the Company cannot estimate the impact that new information may have on its unrecognized tax benefit balance, it believes that the liabilities recorded are appropriate and adequate as determined under ASC 740.

Provision for Contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. Accounting for contingencies involves the use of estimates for determining the probability of each contingency and the estimated amount to settle the obligation, including related costs. We accrue liabilities when it is probable that future costs will be incurred and the costs can be reasonably estimated. The accruals are based on all the information available at the issuance date of the financial statements, including our estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling similar matters. If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to our consolidated financial statements. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized. See “Item 3. Legal Proceedings” for a description of significant claims, lawsuits and other proceedings.

See Note 18 to our consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022.

Results of Operations

We have based the following discussion on our consolidated financial statements, which were included in our report on Form 6-K/A furnished to the SEC on April 14, 2022. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

In a number of places in this report on Form 6-K, in order to analyze changes in our business from period to period, we present our results of operations and financial condition on a constant currency basis, which is considered to be a non-GAAP measure. Constant currency results isolate the effects of foreign exchange rates on our results of operations and financial condition. In particular, we have isolated the effects of appreciation and depreciation of local currencies in the Territories against the U.S. dollar because we believe that doing so is useful in understanding the development of our business. For these purposes, we eliminate the effect of movements in the exchange rates by converting the balances in local currency for both periods being compared from their local currencies to the U.S. dollar using the same exchange rate.

Key Business Measures

The following tables present sales, sales growth, sales growth on a constant currency basis, comparable sales growth and average restaurant sales increases/(decreases):

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth(1)
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2021	2020	2019	2021(2)	2020(4)	2021(2)	2020(4)	2021(3)	2020(5)
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants	2,543,907	1,894,618	2,812,287	34.3%	(32.6)%	47.3%	(16.3)%	45.6%	(19.1)%
Franchised sales(6)	938,243	740,044	1,189,533	26.8%	(37.8)%	45.8%	(14.0)%	46.7%	(13.2)%
Systemwide sales	3,482,150	2,634,662	4,001,820	32.2%	(34.2)%	46.9	(15.6)%	45.9%	(17.4)%

(1)	Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. With respect to restaurants where there are changes in ownership, all previous months' sales are reclassified according to the new ownership category when reporting comparable sales.
(2)	In nominal terms, sales increased during 2021 due to comparable sales growth of 45.9%, as a result of the increase in average check and the recovery in traffic in all divisions, due to the increase in mobility and the reduction of restrictions to our operations related to the COVID-19 pandemic. We had 1,579 Company-operated restaurants and 682 franchised restaurants as of December 31, 2021, compared to 1,576 Company-operated restaurants and 660 franchised restaurants as of December 31, 2020.

(3)	Our comparable sales increase on a systemwide basis in 2021 was driven by the increase of average check in all markets other than Panama, together with the increase in traffic recovery in all divisions, which resulted mainly from lower operational restrictions at our restaurants related to the COVID-19 pandemic, and higher mobility.

(4)	In nominal terms, sales decreased during 2020 due to the negative impact of the depreciation of currencies mainly in Brazil, Venezuela and Argentina against the U.S. dollar and due to a 17.4% decrease in comparable sales, mainly as a result of the COVID-19 pandemic, which affected traffic in all divisions. We had 1,576 Company-operated restaurants and 660 franchised restaurants as of December 31, 2020, compared to 1,580 Company-operated restaurants and 713 franchised restaurants as of December 31, 2019.

(5)	Our comparable sales decrease on a systemwide basis in 2020 was driven by the decline in traffic due to the COVID-19 pandemic in the Territories. Venezuela was the only market that ended the period with positive comparable sales, which resulted mainly from price increases driven by the hyperinflation.

(6)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily consist of rental income.

By division

	Sales			Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,			For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2021	2020	2019	2021	2020	2021	2020	2021	2020
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants:
Brazil	$921,821	$795,228	$1,283,005	15.9%	(38.0)%	21.5%	(20.6)%	19.2%	(22.4)%
NOLAD	759,030	570,063	648,315	33.1%	(12.1)%	31.9%	(10.7)%	30.5%	(17.6)%
SLAD	863,056	529,327	880,967	63.0%	(39.9)%	102.5%	(14.1)%	101.5%	(15.4)%
Total Sales by Company-operated restaurants	2,543,907	1,894,618	2,812,287	34.3%	(32.6)%	47.3%	(16.3)%	45.6%	(19.1)%
Franchised-sales:(3)
Brazil	641,038	540,974	834,653	18.5%	(35.2)%	24.3%	(17.0)%	22.1%	(20.7)%
NOLAD	168,652	121,350	227,418	39.0%	(46.6)%	34%	(43.6)%	45.6%	(29.1)%
SLAD	128,553	77,720	127,462	65.4%	(39.0)%	213.8%	57.7%	228.4%	65.2%
Total Franchised sales	938,243	740,044	1,189,533	26.8%	(37.8)%	45.8%	(14.0)%	46.7%	(13.2)%
Systemwide sales:
Brazil	1,562,859	1,336,202	2,117,658	17.0%	(36.9)%	22.6%	(19.2)%	20.4%	(21.8)%
NOLAD	927,682	691,413	875,733	34.2%	(21.0)%	32.3%	(19.3)%	33.2%	(19.8)%
SLAD	991,609	607,047	1,008,429	63.3%	(39.8)%	116.7%	(5)%	117.1%	(6)%
Total Systemwide sales	3,482,150	2,634,662	4,001,820	32.2%	(34.2)%	46.9%	(15.6)%	45.9%	(17.4)%

	Sales				Number of restaurants		Average restaurant sales
	For the Years Ended December 31,				For the Years Ended December 31,		For the Years Ended December 31,
	2021	2020	2019	2021	2020	2019	2021(1)	2020(2)
	(in thousands of U.S. dollars, except for number of restaurants)
Sales by Company-operated restaurants	$2,543,907	$1,894,618	$2,812,287	1,579	1,576	1,580	$1,611	$1,202
Franchised sales(3)	938,243	740,044	1,189,533	682	660	713	1,376	1,121
Systemwide sales	3,482,150	2,634,662	4,001,820	2,261	2,236	2,293	1,540	1,178

(1)	Our average restaurant sales (“ARS”) increased in 2021 due to an increase in traffic as a result of lower lockdowns and more permissive measures regarding capacity due to the COVID-19 pandemic in all divisions compared to 2020 and an average check growth of 23.6% mainly driven by Venezuela’s hyperinflation and high inflation in Argentina. This was partially offset by the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil.

(2)	Our ARS decreased in 2020 due to a decrease in traffic as a result of the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil, against the U.S. dollar and lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic in all divisions. This was partially offset by an average check growth of 42.5%, mainly driven by Venezuela’s hyperinflation and high inflation in Argentina.

(3)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily derive from rental income.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Set forth below are our results of operations for the years ended December 31, 2021 and 2020.

	For the Years Ended December 31,
	2021	2020	% Change
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$2,543,907	$1,894,618	34.3%
Revenues from franchised restaurants	116,034	89,601	29.5%
Total revenues	2,659,941	1,984,219	34.1%
Company-operated restaurant expenses:
Food and paper	(899,077)	(677,087)	32.8%
Payroll and employee benefits	(482,608)	(413,074)	16.8%
Occupancy and other operating expenses	(772,169)	(624,154)	23.7%
Royalty fees	(131,401)	(110,957)	18.4%
Franchised restaurants – occupancy expenses	(50,627)	(43,512)	16.4%
General and administrative expenses	(210,909)	(171,382)	23.1%
Other operating income (expenses), net	26,369	(10,807)	344.0%
Total operating costs and expenses	(2,520,422)	(2,050,973)	22.9%
Operating income (loss)	139,519	(66,754)	309.0%
Net interest expense	(49,546)	(59,068)	(16.1)%
Loss from derivative instruments	(5,183)	(2,297)	125.6%
Gain from securities	—	25,676	(100.0)%
Foreign currency exchange results	(9,189)	(31,707)	(71.0)%
Other non-operating income, net	2,185	2,296	(4.8)%
Income (Loss) before income taxes	77,786	(131,854)	159.0%
Income tax expense	(31,933)	(17,532)	82.1%
Net income (loss)	45,853	(149,386)	130.7%
Less: Net income attributable to non-controlling interests	(367)	(65)	464.6%
Net income (loss) attributable to Arcos Dorados Holdings Inc.	45,486	(149,451)	130.4%

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2021 and 2020.

Systemwide Restaurants	For the Years Ended December 31,
	2021	2020
Systemwide restaurants at beginning of period	2,236	2,293
Restaurant openings	46	9
Restaurant closings	(21)	(66)
Systemwide restaurants at end of period	2,261	2,236

Company-Operated Restaurants	For the Years Ended December 31,
	2021	2020
Company-operated restaurants at beginning of period	1,576	1,580
Restaurant openings	32	3
Restaurant closings	(12)	(56)
Net conversions of franchised restaurants to Company-operated restaurants	(17)	49
Company-operated restaurants at end of period	1,579	1,576

Franchised Restaurants	For the Years Ended December 31,
	2021	2020
Franchised restaurants at beginning of period	660	713
Restaurant openings	14	6
Restaurant closings	(9)	(10)
Net conversions of franchised restaurants to Company-operated restaurants	17	(49)
Franchised restaurants at end of period	682	660

Revenues

	For the Years Ended December 31,
	2021	2020	% Change
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants
Brazil	$921,821	$795,228	15.9%
NOLAD	759,030	570,063	33.1%
SLAD	863,056	529,327	63.0%
Total	2,543,907	1,894,618	34.3%
Revenues from franchised restaurants
Brazil	80,960	67,520	19.9%
NOLAD	21,836	14,583	49.7%
SLAD	13,238	7,498	76.6%
Total	116,034	89,601	29.5%
Total revenues
Brazil	1,002,781	862,748	16.2%
NOLAD	780,866	584,646	33.6%
SLAD	876,294	536,825	63.2%
Total	2,659,941	1,984,219	34.1%

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants increased by $649.3 million, or 34.3%, from $1,894.6 million in 2020 to $2,543.9 million in 2021. This increase was mainly driven by the increase in traffic in the Territories, as a result of higher mobility and more permissive measures regarding capacity due to the COVID-19 pandemic compared to 2020, together with the increase in average check in all divisions, both of which led to an increase in comparable sales by Company-operated restaurants of $856.6 million. In addition, the conversion of 32 franchised restaurants into Company-operated restaurants, the opening of 35 Company-operated restaurants and the closure of 68 Company-operated restaurants since January 1, 2020, contributed $38.8 million to sales. This was partially offset by the depreciation of currencies against the U.S. dollar, which resulted in a $246.1 million sales decline, mainly in Argentina, Venezuela and Brazil.

In Brazil, sales by Company-operated restaurants increased by $126.6 million, or 15.9%, to $921.8 million. This was primarily due to an increase of comparable sales of 19.2%, as a result of the increase in average check, mainly related to price increases and product mix, together with higher traffic explained by higher mobility and fewer restrictions on our operations at our restaurants due to the COVID-19 pandemic compared to 2020, which resulted in a sales increase of $152.3 million. In addition, 19 net restaurants openings since January 1, 2020 resulted in a $18.7 million increase in sales. This was partially offset by the depreciation of the Brazilian real against the U.S. dollar, which resulted in a sales decrease of $44.4 million.

In NOLAD, sales by Company-operated restaurants increased by $189.0 million, or 33.1%, to $759.0 million. This was a due to an increase of comparable sales of 30.5%, driven by the increase in traffic as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which resulted in a sales increase of $171.6 million. The conversion of 25 franchised restaurants into Company-operated restaurants, the opening of 1 Company-operated restaurant and the closing of 29 Company-operated restaurants since January 1, 2020, contributed $10.4 million to sales. In addition, the appreciation of local currencies had a positive impact of $7.0 million in sales.

In SLAD, sales by Company-operated restaurants increased by $333.7 million, or 63.0%, to $863.1 million. This was the result of both an increase in the average check and higher traffic in the SLAD division that led to an increase in comparable sales of $532.7 million. Average check increase was related to price increases in all Territories, but particularly in Argentina and Venezuela where it was driven by the hyperinflation. Traffic increased as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020. In addition, the conversion of 7 franchised restaurants into Company-operated restaurants, the opening of 8 Company-operated restaurants and closure of 32 Company-operated restaurants since January 1, 2020 contributed $9.7 million to the increase in sales. This was partially offset by the depreciation of currencies against the U.S. dollar, in particular the Argentine peso and the Venezuelan bolívar, which caused sales to decrease by $208.7 million.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants increased by $26.4 million, or 29.5%, from $89.6 million in 2020 to $116.0 million in 2021. The increase in revenues was mainly driven by an increase in comparable sales due to higher average check and higher traffic in the Territories as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which caused revenues to increase by $41.3 million. In addition, the increase in rent income improves revenues from franchised restaurants of $2.4 million. This was partially offset by the depreciation of currencies against the U.S. dollar, which caused revenues to decrease by $16.9 million, coupled with the conversion of 32 franchised restaurants into Company-operated restaurants, partially offset by the net opening of 1 franchised restaurant since January 1, 2020, which decreased revenues by $0.3 million.

In Brazil, revenues from franchised restaurants increased by $13.4 million, or 19.9%, to $81.0 million, was mainly driven by an increase in comparable sales of 22.1% due to an increase in traffic and average check as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which increased revenues by $15.0 million. Additionally, the net opening of 9 franchised restaurants, since January 1, 2020, caused revenues from franchised restaurants to increase by $1.6 million. The increase in rental income as a percentage of sales contributed $0.8 million to revenues. This was partially offset by the depreciation of the real against the U.S. dollar, which decreased revenues by $4.0 million.

In NOLAD, revenues from franchised restaurants increased by $7.3 million, or 49.7%, to $21.8 million. This increase was driven by an increase in comparable sales of 45.6% related to the recovery of traffic in the Territories as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which resulted in a $7.2 million increase in revenues. This was coupled with an increase in rental income as percentage of sales that contributed $1.0 million to sales. In addition, the appreciation of local currencies had a positive impact of $0.8 million. This was partially offset by the conversion of 25 franchised restaurants into Company-operated restaurants, the opening of 2 franchised restaurants and the closing of 4 franchised restaurants since January 1, 2020 that caused revenues to decrease by $1.8 million.

In SLAD, revenues from franchised restaurants increased by $5.7 million, or 76.6%, to $13.2 million. This increase was driven by an increase in comparable sales of 228.4% due to an increase in average check, highly driven by hyperinflation in Venezuela and Argentina, and due to a recovery in traffic as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which resulted in a $19.0 million increase in revenues. This was coupled with an increase in rental income as a percentage of sales, which contributed $0.5 million to revenues. In addition, the depreciation of currencies against the U.S. dollar in the division represented a decrease in revenues of $13.8 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs increased by $222.0 million, or 32.8%, to $899.1 million in 2021, as compared to 2020. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased 0.4 percentage points to 35.3%. This improvement in gross margin is explained by improvements in product mix both in NOLAD and SLAD, together with higher price increases than costs increases in those divisions.

In Brazil, food and paper costs increased by $47.2 million, or 16.8%, to $327.7 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 0.3 percentage points to 35.6%, primarily as a result of important cost increases that could not be fully transferred to prices in the division.

In NOLAD, food and paper costs increased by $61.5 million, or 30.3%, to $264.3 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 0.8 percentage points to 34.8%. The decline in food and paper costs in NOLAD were primarily driven by higher price increases than cost increases in Mexico and Puerto Rico, a favorable product mix in Puerto Rico, Costa Rica and Panama and improved inventory and waste management in Mexico and Panama.

In SLAD, food and paper costs increased by $113.3 million, or 58.5%, to $307.1 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.0 percentage points to 35.6%, mainly due to higher price increases than cost increases particularly in Colombia, where the temporary VAT elimination from June 2020 to December 2021 had a positive impact in sales while some costs are permanently exempt from VAT, and Uruguay. Additionally, the division improved its inventory and waste management, that coupled with a favorable product mix could decrease the food and paper cost over sales.

Payroll and Employee Benefits

Our total payroll and employee benefits costs increased by $69.5 million, or 16.8%, to $482.6 million in 2021, as compared to 2020. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs decreased 2.8 percentage points to 19.0%. The decrease was mostly attributable to lower management payroll as a percentage of sales in every division, lower crew payroll due to an average check increase above regular crew hour rates in most markets. This was partly offset by lower productivity in main markets.

In Brazil, payroll and employee benefits costs decreased by $1.3 million, or 0.7%, to $182.4 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 3.3 percentage points to 19.8%, mainly as a result of a decrease in management payroll cost as a percentage of sales due to the increase in sales, coupled with operational efficiencies. In addition, crew payroll decrease as a percentage of sales due to an average check increase above regular crew hour rates. This was partly offset by lower productivity.

In NOLAD, payroll and employee benefits costs increased by $31.2 million, or 25.8%, to $152.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased by 1.2 percentage points to 20.1%, mainly due to a decrease in management payroll cost as a percentage of sales due to the increase in sales mainly in Mexico and Puerto Rico. In addition, slight decreases in crew payroll as percentage of sales were due to an average check increase above regular crew hour rates in Mexico and Costa Rica and higher productivity in Panama. This was partly offset by lower productivity in Mexico and Costa Rica and regular crew hour rates increase above average check in Puerto Rico.

In SLAD, payroll and employee benefits costs increased by $39.6 million, or 36.6%, to $147.9 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits decreased by 3.3 percentage points to 17.1%. This is mainly explained by a decrease in management payroll cost as a percentage of sales due to the increase in sales mainly in Chile and Argentina. In addition, decreases in crew payroll as percentage of sales were due to an average check increase above regular crew hour rates in Chile and Uruguay.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses increased by $148.0 million, or 23.7%, to $772.2 million in 2021, as compared to 2020. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses decreased 2.6 percentage points to 30.4%, mainly as a consequence of the increase in sales due to higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which led to higher absorption of fixed costs. Depreciation and amortization expenses decreased as a percentage of sales, and there were lower utilities and IT expenses in all divisions. This was partially offset by an increase in advertising and promotion expenses by 1.0 percentage point of sales in every market compared to 2020 due to an agreement with McDonald’s to reduce our advertising and promotion spending from 5% to 4% of our gross sales for the year 2020, coupled with higher maintenance and repair expenses in Brazil and NOLAD.

In Brazil, occupancy and other operating expenses increased by $24.4 million, or 9.4%, to $282.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 1.8 percentage points to 30.7%, due to higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which led to higher sales that had a positive impact on the absorption of fixed costs, mainly utilities, IT and maintenance and repair expenses and depreciation and amortization.

In NOLAD, occupancy and other operating expenses increased by $43.5 million, or 23.8%, to $226.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 2.3 percentage points to 29.8% due to higher absorption of fixed costs, such as utilities expenses and IT expenses due to the increase in sales related to higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, coupled with lower depreciation and amortization expenses in the division. This was partially offset by higher maintenance and repair expenses in Mexico and Puerto Rico.

In SLAD, occupancy and other operating expenses increased by $79.8 million, or 43.5%, to $263.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased by 4.2 to 30.5%, due to an increase in sales as a result of higher mobility and more permissive measures regarding capacity at our restaurants due to the COVID-19 pandemic compared to 2020, which had a positive impact on fixed costs absorption such as utilities, IT services, insurance, maintenance and repair expenses. Additionally, delivery expenses decreased as a percentage of division’s sales as other sales channels, such as front counter and dessert centers, increased their participation in 2021. Also, there were lower depreciation and amortization.

Royalty Fees

Our total royalty fees increased by $20.4 million, or 18.4%, to $131.4 million in 2021, as compared to 2020. As a percentage of sales, royalty fees decreased by 0.7 percentage points to 5.2%. mainly due to the growth support funding from McDonald’s Corporation provided in 2021.

In Brazil, royalty fees decreased by $11.2 million, or 24.2%, to $35.1 million in 2021. As a percentage of sales, royalty fees decreased 2.0 percentage points to 3.8% due to the growth support funding that McDonald’s Corporation provided in 2021.

In NOLAD, royalty fees increased by $11.1 million, or 32.8%, to $44.8 million in 2021, as compared to 2020. As a percentage of sales, royalty fees remained flat.

In SLAD, royalty fees increased by $20.6 million, or 66.6%, to $51.6 million in 2021, as compared to 2020. As a percentage of sales, royalty fees increased by 0.1 percentage points to 6.0%, due to the temporary elimination of VAT in Colombia from June 2020 to December 2021 that implied recording the tax credit as an expense.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants increased by $7.1 million or 16.4%, to $50.6 million in 2021, as compared to 2020, mainly due to the gain recorded in 2020 related to the settlement agreement with the remaining Puerto Rican franchisees in the market and the subsequent conversion of all restaurants in this market to Company-operated restaurants, and higher outside rent expenses. This was partially offset by depreciation of currencies, especially in Venezuela, Brazil and Argentina against the U.S. dollar.

In Brazil, occupancy expenses from franchised restaurants decreased by $0.8 million, or 2.2%, to $35.9 million in 2021, as compared to 2020, primarily due to the depreciation of the Brazilian real against the U.S. dollar. This was partially offset by an increase in outside rent and other franchise expenses.

In NOLAD, occupancy expenses from franchised restaurants increased by $5.9 million, or 193.7%, to $9.0 million in 2021, as compared to 2020, mainly due to the gain recorded in 2020 related to the settlement agreement with the remaining Puerto Rican franchisees in the market and the subsequent conversion of all restaurants in this market to Company-operated restaurants and higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants in Mexico and Panama. In addition, appreciation of currencies against the U.S. dollar increased expenses from franchised restaurants.

In SLAD, occupancy expenses from franchised restaurants increased by $2.0 million, or 52.2%, to $5.7 million in 2021, as compared to 2020, mainly due to higher rent expenses for leased properties, as a consequence of the increase in comparable sales from franchised restaurants and higher allowances for bad debt. This was partially offset by the depreciation of the Argentinean peso and Venezuelan bolívar against the U.S. dollar.

Set forth below are the margins for our franchised restaurants in 2021, as compared to 2020. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

Franchised Restaurants—Occupancy Expenses

	For the Years Ended December 31,
	2021	2020
Brazil	55.7%	45.7%
NOLAD	58.7%	79.0%
SLAD	56.8%	49.9%
Total	56.4%	51.4%

General and Administrative Expenses

General and administrative expenses increased by $39.5 million, or 23.1%, to $210.9 million in 2021. This is explained by the increase of expenses in Venezuela of $0.2 million and higher expenses in Brazil, NOLAD and the other markets of SLAD division of $57.2 million, mainly related to higher variable compensation, severance payment and payroll expenses, together with an increase in outside service expenses. This was partially offset by the depreciation of currencies, especially the Argentine peso and the Brazilian real, that contributed $17.9 million to the reduction in general and administrative expenses.

In Brazil, general and administrative expenses increased by $3.3 million, or 6.7%, to $52.0 million in 2021, as compared to 2020. The increase resulted mainly from severances and bonuses and other variable compensation amounting to $2.5 million and $2.4 million, respectively. In addition, higher outside services for $0.9 million, together with higher payroll expenses for $0.5 million and other expenses for $0.1 million. This was partially offset by lower occupancy expenses for an amount of $0.4 million and travel expenses for $0.1 million. Additionally, the depreciation of the Brazilian real against the U.S. dollar reduced general and administrative expenses in $2.6 million.

In NOLAD, general and administrative expenses increased by $6.2 million, or 18.1%, to $40.6 million in 2021, as compared to 2020. This increase is a result of higher bonuses and other variable compensation amounting to $2.8 million and higher severance expenses of $2.1 million, and to a lesser extent due to the increase in payroll expenses amounting to $0.1 million. NOLAD division also showed higher travel and outside service expenses of $0.4 million and $0.3 million, respectively. These effects were partially offset by lower occupancy expenses for an amount of $0.2 million. The appreciation of the Mexican peso and the Euro, and the depreciation of the Costa Rican colon against the U.S. dollar increased general and administrative expenses in $0.8 million.

In SLAD, general and administrative expenses increased by $7.3 million, or 22.2%, to $40.6 million in 2021, as compared to 2020. Despite the sharp currency depreciation of the Venezuelan bolívar, Venezuela experienced an increase of general and administrative expenses of $0.2 million, mainly related to higher payroll expenses. Moreover, in the other markets of SLAD division, general and administrative expenses increased by $7.1 million in 2021, as compared to 2020. This increase is mainly explained by bonuses and other variable compensation amounting to $3.8 million, together with higher payroll amounting to $2.9 million, mainly in Argentina due to its inflationary environment, and higher outside services amounting to $2.3 million. In addition, there were higher severance expenses amounting to $1.9 million and travel and other expenses amounting to $0.8 million. This was partially offset by the depreciation of various currencies against the U.S. dollar, mainly the Argentine peso, amounting to $4.7 million.

General and administrative expenses for corporate and others increased by $22.7 million, or 41.2%, to $77.8 million in 2021, as compared to 2020. This increase is mainly related to Argentina’s inflation, as a portion of our corporate expenses are nominated in Argentine pesos. There were higher bonuses and other variable compensations for an amount of $9.8 million, higher outside services for $7.2 million and higher payroll expenses of $6.7 million, together with severance expenses of $5.7 million. In addition, there were higher other expenses and travel expenses for $4.4 million and $0.6 million, respectively. This was partially offset by lower occupancy expenses of $0.4 million and the depreciation of currencies against the U.S. dollar, especially the Argentine peso and the Brazilian real, amounting to $11.4 million.

Other Operating Income (Expenses), net

Other operating income (expense), net increased by $37.2 million, to a gain of $26.4 million in 2021 from a loss of $10.8 million in 2020. This increase was primarily attributable to gains on tax credits recognized in Brazil amounting to $18.5 million and to gains on contribution of businesses to an equity method investment amounting to $8.5 million, a decrease, in comparison to 2020, of about $6.1 million in impairment of long-lived assets charges and of about $3.8 million in inventory write-off due to lower food waste caused by the closing of our restaurant at the beginning of the COVID-19 pandemic in the region.

Operating Income (Loss)

	For the Years Ended December 31,
	2021	2020	% Change
	(in thousands of U.S. dollars)
Brazil	$117,887	$16,121	631.3%
NOLAD	48,785	30	162,516.7%
SLAD	48,614	(28,842)	268.6%
Corporate and other and purchase price allocation	(75,767)	(54,063)	(40.1)%
Total	139,519	(66,754)	309.0%

Operating income (loss) increased by $206.3 million, or 309%, to a gain of $139.5 million in 2021 from a loss of $66.8 million in 2020, as a result of the foregoing.

Net Interest Expense

Net interest expense decreased by $9.5 million, or 16.1%, to $49.5 million in 2021, as compared to 2020. The decrease was primarily explained by higher interest income due to short term investment in markets of about $15.7 million, partially offset by higher interest expense due to the aggregate principal amount of 2027 notes issued during September 2020, amounting to $12 million. Additionally, there was a reduction in 2023 notes interest expense of $5.7 million due to the exchange of 2023 Notes for 2027 Notes in 2020.

Loss from Derivative Instruments

Loss from derivative instruments increased by $2.9 million to a loss of $5.2 million in 2021, from a loss of $2.3 million in 2020, attributable to the results of derivatives instruments not designated as hedge accounting.

Gain from Securities

Gain from securities was zero in the full year ended December 31, 2021.

Foreign Currency Exchange Results

Foreign currency exchange loss decreased by $22.5 million, from a loss of $31.7 million in 2020 to a loss of $9.2 million in 2021. The variation was primarily attributable to the impact of a lower depreciation of the Brazilian reais of 7% in comparison with 29% in 2020.

Other Non-operating Income (Expenses), Net

Other non-operating income (expenses), net decreased by $0.1 million to a $2.2 million gain in 2021, as compared to a $2.3 million gain in 2020.

Income Tax Expense

Income tax expense increased by $14.4 million, from $17.5 million in 2020 to $31.9 million in 2021, mainly related to changes in pre-tax in 2021. The consolidated effective tax rate was 41.1% in 2021, as compared to (13.3)% in 2020, primarily explained by the change in the weighted-average statutory income tax rate (which amounted to 41.4% in 2021 as compared to 22.9% in 2020) related to the weighting of the results of certain markets over the total result; changes in valuation allowance of deferred tax assets, a result of net operating losses, which decreased income tax by $26.8 million in 2021 compared to an increase by $3.0 million in 2020, mainly related to use of tax loss carryforwards. In addition, there were almost no expiration of tax loss carryforwards in 2021, compared to $13.8 million in 2020.

See Note 16 to our consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022 for additional information

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was $0.4 million in the full year ended December 31, 2021.

Net Income (loss) Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income (loss) attributable to Arcos Dorados Holdings Inc. increased by $195 million from a loss of $149.5 million in 2020, to a gain of $45.5 million in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a result, the Company reorganized its operation from four geographic divisions to three geographic divisions, as follows: (i) Brazil; (ii) NOLAD, which now consists of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas; and (iii) SLAD, which now consists of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. In accordance with ASC 280 Segment Reporting, the Company began providing information with the revised structure of geographic divisions in the annual period ended December 31, 2021 and has restated its comparative segment information as of and for the years ended December 31, 2020 and 2019 based on the structure prevailing since October 1, 2021. This comparative financial information section reflects the changes as a result of the operational structure reorganization.

Sales by division

	Sales		Sales growth		Sales growth in constant currency		Comparable sales growth
	For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2020	2019	2020	2019	2020	2019	2020
	(in thousands of U.S. dollars, except percentages)
Sales by Company-operated restaurants:
Brazil	$795,228	$1,283,005	(38.0)%	2.5%	(20.6)%	11.1%	(22.4)%
NOLAD	570,063	648,315	(12.1)%	3.4%	(10.7)%	4.5%	(17.6)%
SLAD	529,327	880,967	(39.9)%	(16.4)%	(14.1)%	7,234.9%	(15.4)%
Total Sales by Company-operated restaurants	1,894,618	2,812,287	(32.6)%	(4.1)%	(16.3)%	2,606.9%	(19.1)%
Franchised-sales:
Brazil	540,974	834,653	(35.2)%	7.8%	(17.0)%	16.8%	(20.7)%
NOLAD	121,350	227,418	(46.6)%	5.1%	(43.6)%	5.2%	(29.1)%
SLAD	77,720	127,462	(39.0)%	(39.3)%	57.7%	34,921.9%	65.2%
Total Franchised sales	740,044	1,189,533	(37.8)%	(0.9)%	(14.0)%	6,118.5%	(13.2)%
Systemwide sales:
Brazil	1,336,202	2,117,658	(36.9)%	4.6%	(19.2)%	13.3%	(21.8)%
NOLAD	691,413	875,733	(21.0)%	3.9%	(19.3)%	4.7%	(19.8)%
SLAD	607,047	1,008,429	(39.8)%	(20.2)%	(5)%	11,830.9%	(6.0)%
Total Systemwide sales	2,634,662	4,001,820	(34.2)%	(3.2)%	(15.6)%	3,626.7%	(17.4)%

	Sales		Number of restaurants		Average restaurant sales
	For the Years Ended December 31,		For the Years Ended December 31,		For the Years Ended December 31,
	2020	2019	2020	2019	2020(1)	2019(2)
	(in thousands of U.S. dollars, except for number of restaurants)
Sales by Company-operated restaurants	$1,894,618	$2,812,287	1,576	1,580	$1,202	$1,780
Franchised sales(3)	740,044	1,189,533	600	713	1,121	1,688
Systemwide sales	2,634,662	4,001,820	2,236	2,293	1,178	1,745

(1)	Our ARS decreased in 2020 due to a decrease in traffic as a result of the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil, against the U.S. dollar and lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic in all divisions. This was partially offset by an average check growth of 42.5%, mainly driven by Venezuela’s hyperinflation and high inflation in Argentina.

(2)	Our ARS decreased in 2019 due to the negative impact of the depreciation of currencies, mainly in Venezuela, Argentina and Brazil, against the U.S. dollar. This was partially offset by comparable sales growth of 3,654.4%, mainly driven by Venezuela´s hyperinflation.

(3)	Franchised sales correspond to sales generated by franchised restaurants, which we do not collect. Revenues from franchised restaurants primarily derive from rental income.

Results of operations for the years ended December 31, 2020 and 2019.

Set forth below are our results of operations for the years ended December 31, 2020 and 2019.

	For the Years Ended December 31,
	2020	2019	% Change
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$1,894,618	$2,812,287	(32.6)%
Revenues from franchised restaurants	89,601	146,790	(39.0)%
Total revenues	1,984,219	2,959,077	(32.9)%
Company-operated restaurant expenses:
Food and paper	(677,087)	(1,007,584)	(32.8)%
Payroll and employee benefits	(413,074)	(567,653)	(27.2)%
Occupancy and other operating expenses	(624,154)	(799,633)	(21.9)%
Royalty fees	(110,957)	(155,388)	(28.6)%
Franchised restaurants – occupancy expenses	(43,512)	(61,278)	(29.0)%
General and administrative expenses	(171,382)	(212,515)	(19.4)%
Other operating (expenses) income, net	(10,807)	4,910	(320.1)%
Total operating costs and expenses	(2,050,973)	(2,799,141)	(26.7)%
Operating income (loss) income	(66,754)	159,936	(141.7)%
Net interest expense	(59,068)	(52,079)	(13.4)%
(Loss) Gain from derivative instruments	(2,297)	439	(623.2)%
Gain from securities	25,676	—	100.0%
Foreign currency exchange results	(31,707)	12,754	(348.6)%
Other non-operating income (expenses), net	2,296	(2,097)	209.5%
(Loss) income before income taxes	(131,854)	118,953	(210.8)%
Income tax expense	(17,532)	(38,837)	54.9%
Net (loss) income	(149,386)	80,116	(286.5)%
Less: Net income attributable to non-controlling interests	(65)	(220)	(70.5)%
Net (loss) income attributable to Arcos Dorados Holdings Inc.	(149,451)	79,896	(287.1)%

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2020 and 2019.

Systemwide Restaurants	For the Years Ended December 31,
	2020	2019
Systemwide restaurants at beginning of period	2,293	2,223
Restaurant openings	9	90
Restaurant closings	(66)	(20)
Systemwide restaurants at end of period	2,236	2,293

Company-Operated Restaurants	For the Years Ended December 31,
	2020	2019
Company-operated restaurants at beginning of period	1,580	1,540
Restaurant openings	3	65
Restaurant closings	(56)	(17)
Net conversions of franchised restaurants to Company-operated restaurants	49	(8)
Company-operated restaurants at end of period	1,576	1,580

Franchised Restaurants	For the Years Ended December 31,
	2020	2019
Franchised restaurants at beginning of period	713	683
Restaurant openings	6	25
Restaurant closings	(10)	(3)
Net conversions of franchised restaurants to Company-operated restaurants	(49)	8
Franchised restaurants at end of period	660	713

Revenues

	For the Years Ended December 31,
	2020	2019	% Change
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants
Brazil	$795,228	$1,283,005	(38.0)%
NOLAD	570,063	648,315	(12.1)%
SLAD	529,327	880,967	(39.9)%
Total	1,894,618	2,812,287	(32.6)%
Revenues from franchised restaurants
Brazil	67,520	102,561	(34.2)%
NOLAD	14,583	28,068	(48.0)%
SLAD	7,498	16,161	(53.6)%
Total	89,601	146,790	(39.0)%
Total revenues
Brazil	862,748	1,385,566	(37.7)%
NOLAD	584,646	676,383	(13.6)%
SLAD	536,825	897,128	(40.2)%
Total	1,984,219	2,959,077	(32.9)%

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants decreased by $917.7 million, or 32.6%, from $2,812.3 million in 2019 to $1,894.6 million in 2020. This decrease was mainly driven by a decrease in traffic in the Territories as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which led to a decrease in comparable sales by Company-operated restaurants of $540.9 million. In addition, the depreciation of currencies against the U.S. dollar caused sales to decline by $459.2 million, mainly in Brazil, Argentina and Venezuela. This was partially offset by the conversion of 41 franchised restaurants into Company-operated restaurants, the opening of 68 Company-operated restaurants and the closing of 73 Company-operated restaurants since January 1, 2019, which contributed $82.4 million to sales.

In Brazil, sales by Company-operated restaurants decreased by $487.8 million, or 38.0%, to $795.2 million. This was primarily a consequence of comparable sales decline of 22.4%, mainly driven by the decrease in traffic as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which caused sales to decrease by $285.3 million. In addition, the depreciation of the Brazilian real against the U.S. dollar, caused sales to decrease by $223.1 million. This was partially offset by 33 net restaurants openings, partly offset by the conversion of 7 Company-operated restaurants into franchised restaurants since January 1, 2019, that caused sales to increase by $20.6 million.

In NOLAD, sales by Company-operated restaurants decreased by $78.3 million, or 12.1%, to $570.1 million. This was a consequence of comparable sales decline of 17.6%, driven by the traffic decrease as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which caused sales to decrease by $122.3 million and the depreciation of local currencies, which had a negative impact of $8.6 million in sales. This was partially offset by the conversion of 41 franchised restaurants into Company-operated restaurant, the opening of 19 Company-operated restaurant and closure of 39 Company-operated restaurants since January 1, 2019, which contributed in $52.6 million to sales.

In SLAD, sales by Company-operated restaurants decreased by $351.6 million, or 39.9%, to $529.3 million. The hyperinflationary environment in Venezuela caused a $5.0 million net negative impact on sales by Company-operated restaurants in 2020 compared to 2019. In the other markets of the SLAD division, sales by Company operated restaurants decreased by $346.7 million as a consequence of decline in traffic as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which led to a decrease in comparable sales of $228.6 million, coupled with the depreciation of currencies against the U.S. dollar, in particular the Argentine peso, which caused sales to decrease by $125.4 million. This was partially offset by the conversion of 7 franchised restaurants into Company-operated restaurants, the opening of 12 Company-operated restaurants and closure of 30 Company-operated restaurants since January 1, 2019, which contributed $7.3 million to the increase in sales.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants decreased by $57.2 million, or 39.0%, from $146.8 million in 2019 to $89.6 million in 2020. The decrease in revenues was mainly driven by the depreciation of currencies against U.S. dollar, which caused revenues to decrease by $34.8 million, coupled with a decrease in traffic in the Territories as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which caused revenues to decrease by $16.1 million. In addition, the decrease in rent income to support sub-franchisees during the COVID-19 pandemic had a $4.2 million negative effect, together with the conversion of 41 franchised restaurants into Company-operated, partially offset by the net opening of 18 franchised restaurants, which decreased revenues by $2.1 million.

In Brazil, revenues from franchised restaurants decreased by $35.0 million, or 34.2%, to $67.5 million primarily due to comparable sales decrease of 20.7% due to a decline in traffic in Brazil as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which decreased revenues by $21.7 million as well as the depreciation of the real against the U.S. dollar, which decreased revenues by $19.0 million. This was partially offset by the net opening of 19 franchised restaurants and the conversion of 7 Company-operated restaurants into franchised restaurants, since January 1, 2019, which caused revenues from franchised restaurants to increase by $4.0 million. In addition, an increase in rental income as a percentage of sales contributed $1.7 million to revenues.

In NOLAD, revenues from franchised restaurants decreased by $13.5 million, or 48.0%, to $14.6 million. The conversion of all 33 franchised restaurants into Company operated restaurants in Puerto Rico and the conversion of 8 franchised restaurants into Company operated restaurants in Mexico, caused revenues to decrease by $6.2 million. Additionally, the decrease in comparable sales of 19.8% resulted in a $5.7 million decreased in revenues. The depreciation of local currencies, had a negative impact of $0.8 million in revenues The decline in rental income as a percentage of sales had a negative impact of $0.8 million.

In SLAD, revenues from franchised restaurants decreased by $8.7 million, or 53.6%, to $7.5 million. The sharp currency depreciation in Venezuela more than offset the hyperinflationary environment, causing a $0.7 million net negative impact on revenues from franchised restaurants. In the other markets of SLAD Division, the decrease in revenues from franchised restaurants of $8.0 million is mainly explained by the support given to sub-franchisees during the COVID-19 pandemic, which caused rental income to decrease as a percentage of sales in the division, and reduced revenues by $5.0 million. In addition, the depreciation of currencies against the U.S. dollar in the division, excluding Venezuela, represented a decrease in revenues of $1.7 million, and the comparable sales decline due to a decrease in traffic in the SLAD division as a result of lockdowns and capacity limits at our restaurants due to the COVID-19 pandemic caused revenues to decrease by $1.4 million. The conversion of 7 franchised restaurants into Company-operated restaurants, partially offset by 3 franchised restaurants net openings, since January 1, 2019, also caused revenues from franchised restaurants to decrease by $0.1 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs decreased by $330.5 million, or 32.8%, to $677.1 million in 2020, as compared to 2019. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased 0.1 percentage points to 35.7%.

In Brazil, food and paper costs decreased by $158.9 million, or 36.2%, to $280.5 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased by 1.0 percentage points to 35.3%, primarily as a result of important cost increases that could not be fully transferred to prices in the division.

In NOLAD, food and paper costs decreased by $34.1 million, or 14.4%, to $202.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.0 percentage points to 35.6%. The decline in food and paper costs in NOLAD were primarily driven by a favorable product mix in Mexico and Puerto Rico, and improved inventory and waste management in Mexico and Panama.

In SLAD, food and paper costs decreased by $137.5 million, or 41.5%, to $193.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased by 1.0 percentage points to 36.6%, mainly due to higher price increases than cost increases particularly in Argentina, but also in Chile and Uruguay that coupled with a favorable product mix could decrease the food and paper cost over sales.

Payroll and Employee Benefits

Our total payroll and employee benefits costs decreased by $154.6 million, or 27.2%, to $413.1 million in 2020, as compared to 2019. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 1.6 percentage points to 21.8%. The increase was mostly attributable to lower productivity of our employees, especially during the months that our stores were fully or partially closed as a result of the COVID-19 pandemic, as there is a minimum number of hours the Company must guarantee to its employees, that varies among markets, as well as higher management payroll as a percentage of sales in every division, explained by a decrease in traffic in the Territories. This was partly offset by subsidies provided by governments in some markets.

The decrease in traffic in both cases was due to lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which led to lower absorption of fixed costs. This was partly offset by an average check increase above regular crew hour rates, which increased in most markets.

In Brazil, payroll and employee benefits costs decreased by $83.7 million, or 31.3%, to $183.8 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 2.3 percentage points to 23.1%, mainly as a result of lower productivity due to the decrease in traffic in the division as a result of lockdowns and capacity limits at our restaurants due to the COVID-19 pandemic. In addition, management payroll costs increased as a percentage of sales due to the decrease in sales, also driven by the COVID-19 pandemic.

In NOLAD, payroll and employee benefits costs decreased by $6.3 million, or 5.0%, to $121.0 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased by 1.6 percentage points to 21.2%, mainly due to a decrease in productivity, coupled with an increase in management payroll as a percentage of sales due to lower sales in the division, all related to a decrease in traffic as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, partially offset by an increase in the average check above the regular crew hour rate in Costa Rica.

In SLAD, payroll and employee benefits costs decreased by $64.6 million, or 37.4%, to $108.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased by 0.8 percentage points to 20.5% mainly as a result of a decrease in traffic in the division as a result of lockdowns and capacity limits at our restaurants as a result of the COVID-19 pandemic, which had a negative impact in sales, increasing management payroll and decreasing productivity.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses decreased by $175.5 million, or 21.9%, to $624.2 million in 2020, as compared to 2019. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 4.5 percentage points to 32.9%, mainly as a consequence of the decrease in sales due to the COVID-19 pandemic, which led to lower absorption of fixed costs. Additionally, there were higher depreciation and amortization expenses in Brazil and Uruguay, coupled with higher delivery costs in every division and utilities expenses in Brazil and Argentina. This was partially offset by a reduction of advertising and promotion expenses by 1.0 percentage point of sales in every market, according to an agreement with McDonald’s we entered into at the beginning of the pandemic to reduce our advertising and promotion spending from 5% to 4% of our gross sales for the year 2020.

In Brazil, occupancy and other operating expenses decreased by $94.6 million, or 26.8%, to $258.3 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 5.0 percentage points to 32.5%, due to the COVID-19 pandemic, which led to lower sales that had a negative impact on the absorption of fixed costs, mainly utilities and occupancy expenses. This increase was also caused by higher delivery costs due to a higher participation of delivery in sales driven by circulation restrictions. In addition, there was higher depreciation and amortization related to the reinvestment plan and to the opening of restaurants and Dessert Centers mainly in previous years.

In NOLAD, occupancy and other operating expenses decreased by $13.5 million, or 6.9%, to $182.9 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 1.8 percentage points to 32.1% due to lower absorption of fixed costs, such as utilities due to the COVID-19 pandemic, which had a negative impact on sales, coupled with higher depreciation and amortization expenses in the division. Also, delivery expenses increased driven by an increase in sales through our delivery channel in connection with the COVID-19 pandemic.

In SLAD, occupancy and other operating expenses decreased by $70.9 million, or 27.9%, to $183.6 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased by 5.8 to 34.7%, due to a decrease in sales as a result of the COVID-19 pandemic, which had a negative impact on fixed costs absorption such as IT services, utilities, maintenance and repair and insurance. Additionally, delivery expenses increased as this segment participation grew during the COVID-19 pandemic. Also, there was higher depreciation and amortization.

Royalty Fees

Our total royalty fees decreased by $44.4 million, or 28.6%, to $111.0 million in 2020, as compared to 2019. As a percentage of sales, royalty fees increased by 0.3 percentage points to 5.9% mainly due to the absence of growth support funding from McDonald’s Corporation in 2020 compared to 2019.

In Brazil, royalty fees decreased by $20.9 million, or 31.1%, to $46.3 million in 2020. As a percentage of sales, royalty fees increased 0.6 percentage points to 5.8% due to the absence of growth support funding from McDonald’s Corporation in 2020 compared to 2019.

In NOLAD, royalty fees decreased by $4.5 million, or 11.7%, to $33.7 million in 2020, as compared to 2019. As a percentage of sales, royalty fees remained flat.

In SLAD, royalty fees decreased by $19.1 million, or 38.2%, to $30.9 million in 2020, as compared to 2019. As a percentage of sales, royalty fees increased by 0.2 percentage points to 5.8%, as a result of absence of growth support funding from McDonald’s compared to the same period of 2019.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants decreased by $17.8 million or 29.0%, to $43.5 million in 2020, as compared to 2019, mainly due to the depreciation of currencies, especially in Venezuela, Brazil and Argentina against the U.S. dollar, together with lower allowances for doubtful accounts in Puerto Rico as all restaurants in this market have been Company-operated since May 31, 2020.

In Brazil, occupancy expenses from franchised restaurants decreased by $10.5 million, or 22.2%, to $36.7 million in 2020, as compared to 2019, primarily due to the depreciation of the Brazilian real against the U.S. dollar.

In NOLAD, occupancy expenses from franchised restaurants decreased by $6.3 million, or 67.4%, to $3.6 million in 2020, as compared to 2019, mainly due to lower rent expenses for leased properties, as a consequence of negotiations with lessors mainly in Mexico to provide financial support by deferring or reducing rental payments during the COVID-19 pandemic. Additionally, there was a reduction of the allowance for doubtful accounts, in Puerto Rico, due to a settlement agreement with the remaining Puerto Rican franchisees in the market and the subsequent conversion of all restaurants in this market to Company operated restaurants. Furthermore, depreciation of currencies against the U.S. dollar decreased expenses from franchised restaurants.

In SLAD, occupancy expenses from franchised restaurants decreased by $1.5 million, or 27.9%, to $3.8 million in 2020, as compared to 2019, mainly due to the depreciation of the Venezuelan bolívar and Argentinean peso against the U.S. dollar, coupled with lower rent expenses for leased properties that had a variable component over sales, as a consequence of the decrease in comparable sales from franchised restaurants, related to lockdowns and circulation restrictions in connection with the COVID-19 pandemic.

Set forth below are the margins for our franchised restaurants in 2020, as compared to 2019. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

Franchised Restaurants—Occupancy Expenses

	For the Years Ended December 31,
	2020	2019
Brazil	45.7%	54.0%
NOLAD	79.0%	66.5%
SLAD	49.9%	67.7%
Total	51.4%	58.3%

General and Administrative Expenses

General and administrative expenses decreased by $41.1 million, or 19.4%, to $171.4 million in 2020. This is explained primarily by the depreciation of currencies, especially the Argentine peso and the Brazilian real, that contributed $35.8 million to the reduction in general and administrative expenses, together with a net reduction of expenses in Venezuela of $1.2 million. In addition, there were efforts to reduce expenses in every division. Brazil and NOLAD decreased their general and administrative expenses by $6.1 million, primarily in bonuses and other variable compensation, travel and outside services expenses. These reductions were partially offset by an increase in general and administrative expenses in Corporate and SLAD territories other than Venezuela, amounting $2.0 million, mainly in payroll, related to the high inflation in Argentina.

In Brazil, general and administrative expenses decreased by $17.8 million, or 26.8%, to $48.8 million in 2020, as compared to 2019. The decrease resulted from the depreciation of the Brazilian real against the U.S. dollar amounting to $14.1 million, and lower bonuses and other variable compensation for $4.1 million. In addition, we had lower expenses related to travel amounting $1.1 million, coupled with lower other expenses for $0.9 million. This was partially offset by higher occupancy expenses for an amount of $2.4 million.

In NOLAD, general and administrative expenses decreased by $3.5 million, or 9.2%, to $34.4 million in 2020, as compared to 2019. This decrease is a result of lower outside services amounting to $1.3 million and lower bonuses and other variable compensations amounting to $1.1 million. In addition, there were lower travel expenses for $0.8 million together with a decrease in occupancy expenses for $0.3 million. The depreciation of currencies, mainly the Mexican peso against the U.S. dollar, reduced expenses in $1.1 million. These effects were partially offset by higher payroll and other expenses for an amount of $1.1 million.

In SLAD, general and administrative expenses decreased by $7.4 million, or 18.2%, to $33.1 million in 2020, as compared to 2019. The sharp currency depreciation in Venezuela caused a net decrease of general and administrative expenses of $1.2 million. In the other markets of the Division, general and administrative expenses decreased by $6.2 million. This decrease was mostly due to the depreciation of various currencies against the U.S. dollar, mainly the Argentine peso, amounting to $6.5 million, coupled with lower occupancy expenses for $1.0 million. In addition, there were lower travel expenses for $0.9 million, together with a decrease in bonuses and other variable compensation and other expenses, amounting to $0.8 million and $0.4 million respectively. This was partially offset by higher payroll expenses amounting to $2.9 million, mainly in Argentina amounting to $1.8 million due to Argentina’s inflationary environment, coupled with higher outside services amounting $0.5 million.

General and administrative expenses for Corporate and others decreased by $12.5 million, or 18.4%, to $55.1 million in 2020, as compared to 2019. This decrease was mostly due to the depreciation of currencies against the U.S. dollar, especially the Argentine peso and the Brazilian real, amounting to $14.2 million, coupled with lower bonuses and other variable compensations for an amount of $3.7 million. In addition, there were lower travel expenses for $3.1 million, together with lower outside services expenses and other expenses of $0.9 million and $0.2 million respectively. This was partially offset by higher payroll related to Argentina’s inflation, as a portion of our corporate expenses are nominated in Argentine pesos, amounting to $6.0 million, coupled with higher occupancy expenses amounting $3.6 million.

Other Operating (Expenses) Income, net

Other operating (expenses) income, net decreased by $15.7 million, to a loss of $10.8 million in 2020 from a gain of $4.9 million in 2019. This decrease was primarily attributable to positive results in 2019 related to the refranchising of some company-operated restaurants amounting to $5 million and the recovery in provision for contingencies in Brazil, as a result of a positive outcome in legal proceeding, amounting to $4.3 million. In addition, during 2020 there was an increase in inventory write-off of about $4.7 million mainly related to the food waste caused by the closing of our restaurant at the beginning of the COVID-19 outbreak in the region.

Operating (Loss)/Income

	For the Years Ended December 31,
	2020	2019	% Change
	(in thousands of U.S. dollars)
Brazil	$16,121	$164,342	(90.2)%
NOLAD	30	29,954	(99.9)%
SLAD	(28,842)	27,895	(203.4)%
Corporate and other and purchase price allocation	(54,063)	(62,255)	13.2%
Total	(66,754)	159,936	(141.7)%

Operating (loss) income decreased by $226.7 million, or 141.7%, to a loss of $66.8 million in 2020 from a gain of $159.9 million in 2019, as a result of the foregoing.

Net Interest Expense

Net interest expense increased by $7 million, or 13.4%, to $59.1 million in 2020, as compared to 2019. The increase was primarily explained by higher interest expense on new short-term debt drawn to maintain liquidity at the beginning of the COVID-19 pandemic amounting to $5.7 million. In addition, there was an increase in interest expenses due to the aggregate principal amount of 2027 Notes of $4.7 million, partially offset by a reduction in 2023 Notes interest expense of $2.2 million.

(Loss) gain from Derivative Instruments

(Loss) gain from derivative instruments decreased by $2.7 million to a loss of $2.3 million in 2020, from a gain of $0.4 million in 2019, attributable to the results of derivatives instruments not designated as hedge accounting.

Gain from Securities

Gain from securities was $25.7 million in the full year ended December 31, 2020.

Foreign Currency Exchange Results

Foreign currency exchange results decreased by $44.5 million, from a gain of $12.8 million in 2019 to a loss of $31.7 million in 2020. The variation was primarily attributable to the impact of a higher depreciation of the Brazilian reais of 29% in comparison with 4% in 2019.

Other Non-operating Income (Expenses), Net

Other non-operating income (expenses), net increased by $4.4 million to a $2.3 million gain in 2020, as compared to a $2.1 million loss in 2019, primarily related to an income tax credit generated by dividend distributions between subsidiaries.

Income Tax Expense

Income tax expense decreased by $21.3 million, from $38.8 million in 2019 to $17.5 million in 2020, mainly related to changes in pre-tax (loss) income. The consolidated effective tax rate was (13.3)% in 2020, as compared to 32.6% in 2019, primarily explained by the change in the weighted-average statutory income tax rate (which amounted to 22.9% in 2020 as compared to 37% in 2019 ) related to the weighting of the results of certain markets over the total result; changes in valuation allowance of deferred tax assets, a result of net operating losses, which increased income tax by $3.0 million in 2020 compared to a decrease by $24.9 million in 2019, the latter mainly related to expiration of tax loss carryforwards. In addition, non-deductible expenses, non-taxable income and withholding taxes from intercompany transactions increased income tax by $26.1 million in 2020 and $ 12.6 million in 2019, impacting negatively the effective rate.

See Note 16 to our consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022 for additional information

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests was $0.07 million in the full year ended December 31, 2020.

Net (loss) Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net (loss) income attributable to Arcos Dorados Holdings Inc. decreased by $229.3 million from a gain of $79.9 million in 2019, to a loss of $149.5 million in 2020.

B.	Liquidity and Capital Resources

We generate significant cash from operations and, consistent with prior years, we expect existing cash flows from operations, working capital and our ability to issue debt or incur additional indebtedness will continue to be sufficient to fund our operating, investing and financing activities. See “Item 1. Key Information—E. Risk Factors—Risks Related to Our Business and Operations—The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affected our business, results of operations and cash flows” and “—Risks Related to Our Results of Operations and Financial Condition—We may use non-committed lines of credit to partially finance our working capital needs.”

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest we pay on this indebtedness;

•	our dividend policy;

•	changes in exchange rates which will impact our generation of cash flows from operations when measured in U.S. dollars; and

•	our capital expenditure requirements.

Although we had a very comfortable cash balance, with no short-term debt drawn, as of December 31, 2021, our liquidity and capital resources could be negatively impacted if government restrictions on mobility to stem the spread of COVID-19 become as strict as in 2020. If needed, we can rely on short term funding from several uncommitted lines of credit. Any unavailability of such credit lines may also negatively impact our liquidity in 2022 and capital resources.

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period or such other commitment or period that McDonald’s may approve during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period or such other commitment or period that McDonald’s may approve, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants in the Territories during the applicable three-year period or such other commitment or period that McDonald’s may approve. Prior to the expiration of the then-applicable three-year period we must agree with McDonald’s on a subsequent restaurant opening plan and reinvestment plan. In the event that we are unable to reach an agreement on subsequent plans prior to the expiration of the then-existing plan, the MFAs provide for an automatic increase of 20% in the required amount of reinvestments as compared to the then-existing reinvestment plan and a number of new restaurants no less than 210 multiplied by a factor that increases each period during the subsequent three-year restaurant opening plan or such other commitment or period that McDonald’s may approve. We may also propose, subject to McDonald’s prior written consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions. For instance, as a result of the business disruptions caused by COVID-19 pandemic, we agreed with McDonald’s to withdraw our previously-approved 2020-2022 growth and investment plan and on December 18, 2020, we reached an agreement with McDonald’s on a growth and investment plan for 2021 only. In January 2022, we reached an agreement with McDonald’s on a new growth and investment plan. To support our future growth, we plan to open at least 200 new restaurants and to modernize at least 400 restaurants, with capital expenditures of approximately $650 million from 2022 to 2024. For more information, see “Item 1. Key Information—F. Capital Expenditures and Divestitures.”

Overview

Net cash provided by operations increased by $242 million, from $16.0 million in 2020 to $258 million in 2021. Cash used in our investing activities was $108.3 million in 2021, compared to $88.7 million in 2020. Cash used in financing activities was $17.9 million in 2021, compared to cash provided by financing activities of $126.0 million in 2020. In 2020, Cash provided by financing activities included $153.4 million from the issuance of 2027 notes, partially offset by net short-term borrowings of $10.6 million and dividend payments of $10.2 million.

Net cash provided by operations decreased by $207.5 million, from $223.5 million in 2019 to $16.0 million in 2020. Cash used in our investing activities was $88.7 million in 2020, compared to $261.0 million in 2019. Cash provided by financing activities was $126.0 million in 2020, compared to $29.6 million in 2019. Cash provided by financing activities included $153.4 million from the issuance of 2027 notes, partially offset by net short-term borrowings of $10.6 million and dividend payments of $10.2 million.

At December 31, 2021, our total financial debt was $657.9 million (including interest payable), consisting of $755.3 million in long-term debt (of which $201.3 million related to the 2023 notes, including the original issue discount, $532.6 million related to 2027 notes, including the original issue discount, $7.5 million in other long-term borrowings, and $6.1 million in finance lease obligations, partially offset by $3.7 million related to deferred financing costs) the amount of which was offset by $97.4 million related to the fair market value of our outstanding derivative instruments and $11.4 million in interest payable.

At December 31, 2020, our total financial debt was $673.3 million, consisting of $776.6 million in long-term debt (of which $215.9 million related to the 2023 notes, including the original issue discount, $549.2 million related to 2027 notes, including the original issue discount, $10.2 million in other long-term borrowings, and $5.9 million in finance lease obligations, partially offset by $4.6 million related to deferred financing costs) the amount of which was offset by $103.3 million related to the fair market value of our outstanding derivative instruments.

Cash and cash equivalents were $278.8 million at December 31, 2021 and $166.0 million at December 31, 2020.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$258,044	$15,966	$223,481
Net cash used in investing activities	(108,279)	(88,706)	(260,991)
Net cash (used in) provided by financing activities	(17,926)	126,009	(29,632)
Effect of exchange rate changes on cash and cash equivalents	(18,998)	(9,160)	(8,260)
Increase (Decrease) in cash and cash equivalents	112,841	44,109	(75,402)

Operating Activities

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$45,486	$(149,451)	$79,896
Non-cash charges and credits	119,993	172,201	117,498
Changes in assets and liabilities	92,565	(6,784)	26,087
Net cash provided by operating activities	258,044	15,966	223,481

For the year ended December 31, 2021, net cash provided by operating activities was $258.0 million, compared to $16.0 million in 2020. The $242 million increase is attributable to the increase in net income, mainly due to the recovery after the negative impact of the COVID-19 pandemic, which resulted in the disruption on our operations, the positive change in assets and liabilities of $99.3 million and a decrease of non-cash charges of $52.2 million.

For the year ended December 31, 2020, net cash provided by operating activities was $16.0 million, compared to $223.5 million in 2019. The $207.5 million decrease was mainly explained by the negative impact of the COVID-19 pandemic, which resulted in disruptions on our operations.

Investing Activities

Investments in new restaurants and the modernization of existing restaurants are primarily concentrated in markets with opportunities for long-term growth and returns on investment above a pre-defined threshold that is significantly above our cost of capital. Average development costs vary widely by market depending on the types of restaurants built and the real estate and construction costs within each market and are affected by foreign currency fluctuations. These costs, which include land, buildings and equipment, are managed through the use of optimally sized restaurants, construction and design efficiencies and the leveraging of best practices.

The following table presents our cash (used in) provided by investing activities by type:

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(114,999)	$(86,311)	$(265,235)
Purchases of restaurant businesses paid at acquisition date	(185)	(3,833)	(2,658)
Proceeds from sales of property and equipment and related advances	1,987	800	3,340
Proceeds from sales of restaurant businesses and related advances	—	—	4,818
Recovery of short-term investments	—	—	—
Others, net	4,918	638	(1,256)
Net cash used in investing activities	(108,279)	(88,706)	(260,991)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
New restaurants	$44,089	$19,345	$88,427
Existing restaurants	35,477	49,457	149,681
Other(1)	35,433	17,509	27,127
Total property and equipment expenditures	114,999	86,311	265,235

(1)	Primarily corporate equipment and other office expenditures.

In 2021, net cash used in investing activities was $108.3 million, compared to $88.7 million in 2020. This $19.6 million increase was primarily attributable to an increase in property and equipment expenditures of $28.7 million, a decrease in purchases of restaurant businesses paid at acquisition date of $3.6 million in comparison with 2020, partially offset by an increase of proceeds from franchised notes of $4.3 million and from sale of property and equipment and related prepayments of $1.2 million.

Property and equipment expenditures increased by $28.7 million, from $86.3 million in 2020 to $115 million in 2021. The increase in property and equipment expenditures is explained by an increase in investment in new restaurants of $24.7 million, as well as in corporate equipment and other office expenditures of $18 million and a decrease in existing restaurants of $14 million. In 2021, we opened 46 restaurants and closed 21 restaurants.

Other investing activities increased by $4.3 million in 2021, mainly due to proceeds from franchised notes.

In 2020, net cash used in investing activities was $88.7 million, compared to $261.0 million in 2019. This $172.3 million decrease was primarily attributable to a decrease in property and equipment expenditures of $178.9 million, due to our decision to reduce property and equipment expenditures after mid-March when the COVID-19 pandemic spread to Latin America and the Caribbean (in 2020, we opened 9 restaurants and closed 66 restaurants).

Proceeds from sales of restaurant businesses and related advances decreased by $4.8 million, mainly as a result of a lower rate of conversion of company-operated restaurants into franchised restaurants in 2020 compared with 2019. There were no proceeds from sales of restaurant businesses in 2020 and 2021.

Financing Activities

	For the Years Ended December 31,
	2021	2020	2019
	(in thousands of U.S. dollars)
Collection of derivative instruments	$23,240	$—	$—
Repurchase of 2027 Senior Notes	(18,364)	$—	$—
Repurchase of 2023 Senior Notes	(16,231)	$—	$—
Dividend payments to Arcos Dorados Holdings Inc. shareholders	$(21)	$(10,220)	$(22,425)
Issuance of 2027 Notes	—	153,375	—
Treasury stock purchases	—	—	(13,965)
Net short-term borrowings	—	(10,578)	13,159
Other financing activities	(6,550)	(6,568)	(6,401)
Net cash provided by (used in) financing activities	(17,926)	126,009	(29,632)

Net cash used in financing activities was $18 million in 2021, compared to net cash provided by financing activities of $126.0 million in 2020. The $108 million decrease in the amount of cash used in financing activities was primarily attributable to cash inflows of $153.4 million from the issuance of the 2027 notes in 2020, the repurchase of 2027 and 2023 senior notes for $18.4 million and $16.2 million respectively, partially offset by the collection of derivative instruments of $23.2 million in 2021, dividends paid in cash for $10.2 million in 2020 and the cancellation of short-term debt of $10.6 million in 2020.

Net cash provided by financing activities was $126.0 million in 2020, compared to net cash used in financing activities of $29.6 million in 2019. The $155.6 million decrease in the amount of cash used in financing activities was primarily attributable to cash inflows of $153.4 million from the issuance of the 2027 notes in 2020.

The company may opportunistically seek to incur new debt to refinance any of its existing debt or for other corporate purposes, including potential capital expenditure requirements, from time to time, if market conditions permit.

Revolving Credit Facilities

In 2011, we and Arcos Dorados B.V. entered into revolving credit facilities in order to borrow money from time to time to cover our working capital needs and for other lawful general corporate purposes.

On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million. We renewed this loan annually between 2015 and 2019, including most recently on August 2, 2019 for $25 million maturing on August 2, 2020, with an annual interest rate equal to LIBOR plus 2.40%. We repaid amounts due under this revolving credit facility in full upon maturity on August 2, 2020. This revolving credit facility was not renewed after its maturity.

On December 11, 2019, the Company entered into a revolving credit facility with JPMorgan. for up to $25 million maturing on December 11, 2020. On December 11, 2020 the Company entered into an amended and restated credit agreement with JPMorgan. Pursuant to this agreement, we were required to comply with a net indebtedness (including interest payable) to EBITDA ratio of 9.50 to 1 as of the last day of the fiscal quarter ended December 31, 2020, 15.25 to 1 as of the last day of the fiscal quarter ending on March 30, 2021, 5.25 to 1 as of the last day of the fiscal quarter ending on June 30, 2021 and 4.25 to 1 as of the last day of the fiscal quarter ending on September 30, 2021. In addition, we were required to comply with a liquidity covenant requiring the Company and its subsidiaries to maintain at all times at least $50 million in unrestricted cash, cash equivalents and/or marketable securities. Each loan made to the Company, under this amended and restated agreement bears interest at an annual rate equal to LIBOR plus 3.00%. On December 10, 2021, the Company entered into a further amendment to the revolving credit facility with JPMorgan. Pursuant to this amendment, the maturity date was extended to December 12, 2022. In addition, we are required to comply with a net indebtedness (including interest payable) to EBITDA ratio of less than 3.00 to 1 as of the last day of each fiscal quarter. Certain other amendments were made under the revolving credit facility in order to provide for interest to accrue at an annual rate equal to a term SOFR base rate plus 3.10% per annum.

The obligations of Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; and (vi) engage in transactions that violate certain anti-terrorism laws. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require JPMorgan to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of December 31, 2021, our net indebtedness (including interest payable) to EBITDA ratio was 1.39 and as such we were in compliance with such ratio.

2023 Notes

In September 2013, we issued senior notes for an aggregate principal amount of $473.8 million under an indenture dated September 27, 2013, which we refer to as the 2023 notes. The total aggregate principal amount of the 2023 notes consists of $375 million issued for cash and $98.8 million issued in exchange for the 7.5% senior notes due 2019 issued by Arcos Dorados B.V. in October 2009 (the “2019 notes”) that were properly tendered (and not validly withdrawn) pursuant to a tender offer, exchange offer and consent solicitation we launched in September 2013 (the “2013 Tender and Exchange Offer”). The 2023 notes mature on September 27, 2023 and bear interest of 6.625% per year. Interest is paid semiannually on March 27 and September 27. The proceeds from the issuance of the 2023 notes were used to pay the principal and premium on the 2019 notes in connection with the 2013 Tender and Exchange Offer, to repay certain of the short-term indebtedness we had with Banco Itaú BBA S.A., to unwind a cross-currency interest rate swap with Bank of America, N.A. and for general corporate purposes.

The 2023 notes are redeemable at our option at any time at the applicable redemption price set forth in the indenture.

The 2023 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2023 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

The indenture governing the 2023 notes limits our and our subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2023 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 notes to be due and payable immediately.

On June 1, 2016, we launched a cash tender offer to purchase up to $80 million of the outstanding 2023 Notes (the “2016 Tender Offer”) at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, 2016 received a redemption price equal to 101%. As a result of the 2016 Tender Offer, we redeemed 16.89% of the outstanding principal amount of the 2023 notes. The total payment was $80.8 million (including $0.8 million of early tender payment) plus accrued and unpaid interest. The results related to the 2016 Tender Offer and the accelerated amortization of the related deferred financing cost were recognized as interest expense in the income statement.

On March 16, 2017, we announced the commencement of a second tender offer to purchase for cash up to $80 million aggregate principal amount of the properly tendered (and not validly withdrawn) outstanding 2023 notes (the “2017 Tender Offer”). As a result of the early settlement of the 2017 Tender Offer, we repurchased $45.3 million of the 2023 notes on April 5, 2017. The 2017 Tender Offer expired on April 12, 2017. As a result of the final settlement of the 2017 Tender Offer, we repurchased an additional $0.4 million of the 2023 notes on April 19, 2017. As of December 31, 2019, $348.1 million aggregate principal amount of the 2023 notes was outstanding.

On September 15, 2020, we launched an offer to exchange any and all of our outstanding 2023 notes for an additional issuance of our 2027 notes (as defined below) (the “2020 Exchange Offer”) that expired on October 13, 2020 (the “expiration date”). The purpose of the exchange offer was to extend the maturity profile of the Company’s long-term debt. The settlement date was on October 15, 2020. Eligible holders who validly tendered their 2023 notes for exchange prior to September 28, 2020 (the “early participation date”), received $1,055 (expressed as whole number) of 2027 notes per $1,000 (expressed as whole number) of 2023 notes at the settlement date. Eligible holders who validly tendered their 2023 notes for exchange after the early participation date, but on or prior to the expiration date received $1,005 (expressed as whole number) of 2027 notes per $1,000 (expressed as whole number) of 2023 notes at the settlement date. In addition, any fractional portion of the 2027 notes less than $1,000 (expressed as whole number) and accrued and unpaid interest were paid in cash. As of September 28, 2020, the early participation date, the Company accepted to exchange $126.80 million 2023 notes, representing 36.43% of the outstanding principal amount of the 2023 notes. In addition, on October 13, 2020, the Company accepted to exchange $4.67 million, representing 1.34% of the outstanding principal amount of 2023 notes.

From June 2021 to November 2021, the Company repurchased through open market repurchases $14.8 million of the outstanding principal amount of 2023 notes at a price equal to 109.45% (equivalent to $16.2 million) plus accrued and unpaid interest. All repurchased notes were cancelled by November 8, 2021.

The 2023 notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

2027 Notes

In April 2017, we issued senior notes for an aggregate principal amount of $265.0 million under an indenture dated April 4, 2017, which we refer to as the 2027 notes. The 2027 notes mature on April 4, 2027 and bear interest of 5.875% per year. Interest is paid semiannually on April 4 and October 4, commencing on October 4, 2017. The proceeds from the issuance of the 2027 notes were used to repay the 2016 Secured Loan Agreement and unwind the related derivative instruments, to pay the principal and premium on the 2023 notes in connection with the 2017 Tender Offer and for general corporate purposes.

In September 2020, we announced a reopening of the 2027 notes and issued an additional $150.0 million in aggregate principal amount of the 2027 notes. The notes were issued at a price of 102.250% plus accrued interest from April 4, 2020 and will mature, along with the previously issued 2027 notes, on April 24, 2027. The proceeds from the issuance of the additional 2027 notes were used to repay short-term indebtedness and for general corporate purposes. In addition, on September 15, 2020, we announced the commencement of the 2020 Exchange Offer. In connection with the 2020 Exchange Offer, we issued an additional $138.4 million in aggregate principal amount of the 2027 notes.

From June 2021 to September 2021, the Company repurchased through open market repurchases and cancelled $17.3 million of the outstanding principal amount of 2027 notes at a price equal to 105.74% (equivalent to $18.3 million) plus accrued and unpaid interest.

The 2027 notes are redeemable at our option under certain circumstances as set forth in the indenture at the applicable redemption prices set forth therein.

The 2027 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2027 notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the ‘guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

The indenture governing the 2027 notes limits our and our subsidiaries’ ability to, among other things, (i) incur additional indebtedness; (ii) make certain restricted payments; (iii) create certain liens; (iv) enter into sale and lease-back transactions; and (v) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2027 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2027 notes to be due and payable immediately.

C.	Research and Development, Patents and Licenses, etc.

We have not had significant research and development activities for the past three years because we rely primarily on McDonald’s research and development. McDonald’s operates research and development facilities in the United States, Europe and Asia, and independent suppliers also conduct research activities that benefit McDonald’s and us. Within Arcos Dorados, we also have a “Menu Innovation Team” that develops new menu items at a divisional/local level.

D.	Trend Information

Our business and results of operations have been impacted by increasingly negative macroeconomic and consumer trends in some of our main markets, which caused us to temporarily close or reduce the operations of a significant percentage of our restaurants during 2020, led to a significant decline in sales and disrupted our supply chain. However, we saw some recovery in economic growth and consumer consumption rates towards the end of 2020 and significant recovery in economic growth and consumer consumption rates in the second half of 2021.

In response to the COVID-19 pandemic and related disruption in regional and global economic activity, we drew on our available revolving credit facilities and short-term lines of credit to stabilize our cash flow and had to obtain waivers for our compliance with financial ratio covenants from our lenders for certain periods in 2020.

Although we stabilized our cash flow in 2020 and successfully re-financed our short-term indebtedness, we may need to draw on our available revolving credit facility short-term credit lines in the future if our liquidity continues to be impacted by the COVID-19 pandemic and we are unable to find alternative sources of funding. In addition, we are required to remain compliant with certain financial ratios under our revolving credit facility. Any default under our lines of credit or revolving credit facility and any inability to draw upon our non-committed lines of credit and revolving credit facility in the future could have an adverse effect on our liquidity, working capital, financial condition and results of operations. See “Item 1. Key Information—E. Risk Factors—Risks Related to Our Business and Operations—The COVID-19 pandemic, including any new variants, and its impact in the regions in which we operate could materially and adversely affect our business, results of operations and cash flows.”

Our business and results of operations have also recently experienced the following material trends, which we expect will continue in the near term:

•	Social upward mobility in Latin America and the Caribbean: Historically, our sales have benefited, and we expect to continue to benefit, from our Territories’ population size, younger age profile and improving socio-economic conditions when compared to more developed markets. This has led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, leading to greater demand for our products. While consumer behavior will continue to be cyclical and dependent on macroeconomic activity, we expect to continue to benefit from this trend in the long term.

•	Nutrition & Healthier products: Growing interest for products that are perceived to be healthy. Consumers are looking for more information regarding nutritional facts and demanding healthier products.

•	Product offerings: Our beverages, core meals, desserts, breakfast, reduced calorie and sodium products, and value menu item offerings have been popular among customers and—combined with our revenue management—have helped us remain relevant with our customers.

•	Increased competition in some markets: The popularity of the QSR concept in Latin America has attracted new competitors. Even though we have been able to protect our market share in many of these markets, we have seen a reduction in pricing flexibility and have increased the focus of our marketing efforts on value offerings.

•	Inflationary environment: Over the last few years, we have been able through our revenue management strategy to partially mitigate cost increase tied to inflation. However, inflation has been, and will continue to be, an important factor affecting our results of operations, specifically impacting our labor costs, food and paper costs, occupancy and other operating expenses and general administrative expenses.

•	Increased volatility of foreign exchange rates and impact of currency controls: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories, particularly the significant devaluation of local currencies against the U.S. dollar. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive loss” component of shareholders’ equity and, consequently, our results of operations and financial condition.

•	Social unrest: Towards the end of 2019, there was a significant uptick in social unrest in several countries in which we operate. There were large social protests against inequality in many of these countries, and certain of our properties were damaged. Although social unrest had generally calmed down by the end of 2019 and during 2020, most of our losses were covered by our insurance, any continuation of or increase in social unrest in 2022 could lead to further damage to our properties, a decline in sales or otherwise negatively impact our results.

•	Environmental Consciousness: Over the last few years, our customers have demonstrated a growing interest in sustainable practices, including as it relates to limiting food waste and sourcing our ingredients and paper and packaging costs. In particular, movements such as the anti-plastic movement have gained momentum in recent years and caused us to make changes in the sourcing of our raw materials. We may need to make further changes in our supply chain and food and paper costs in the future in order to adequately respond to our customers’ focus on sustainability.

•	Changing Consumer Trends: In 2021, as a result of the COVID-19 pandemic, we saw a significant change in consumer trends whereby demand has focused on cleaner and more hygienic public places. There has also been a shift in consumer habits to eating at home, demanding healthier food options, choosing money-saving options and focusing on relaxing activities.

•	Diversity & Inclusion Consciousness: There has been a growing consciousness in society generally in living in a more respectful and tolerant environment. Activism on this matter has been growing, increasing the visibility and awareness of companies’ diversity and inclusion policies and activities. In particular, there has been a growing focus on activism in support of gender equality. We plan to make some changes in our operations, in line with our support of more gender equality, including, but not limited to, the implementation of gender neutral bathrooms in our restaurants.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table presents information relating to our contractual obligations as of December 31, 2021.

	Payment Due by Period
Contractual Obligations	Total	2022	2023	2024	2025	2026	Thereafter
	(in thousands of U.S. dollars)
Finance lease obligations(1)	$9,009	$1,177	$1,171	$1,163	$937	$374	$4,187
Operating lease obligations	$1,356,228	123,920	117,671	113,546	109,448	104,785	786,858
Contractual purchase obligations(2)	$133,079	65,544	21,847	11,520	11,105	6,302	16,761
2023 and 2027 notes(1) (3)	$937,679	44,862	246,619	31,489	31,489	31,489	551,731
Other long-term borrowings(1)	$8,375	4,467	2,255	1,653	—	—	—
Derivative instruments	$(97,445)	8,045	(71,555)	3,037	2,465	1,879	(41,316)
Total	$2,346,925	$248,015	$318,008	$162,408	$155,444	$144,829	$1,318,221

(1)	Includes interest payments.

(2)	Includes automatic annual renewals, which contains only enforceable and legally binding unconditional obligations corresponding to prevailing agreements without considering future undefined renewals when the agreement is cancellable by us. This type of purchase obligation represents $1.7 million of contractual obligations for 2022 only.

(3)	Does not include the impact of the deferred financing costs and the net discount related to the issue of the 2023 and 2027 notes.

The table set forth above excludes projected payments on our restaurant opening plans and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments. For a description of our restaurant opening and reinvestment plans, see “Item 1. Key Information—F. Capital Expenditures and Divestitures.”

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 3.	LEGAL PROCEEDINGS

Brazilian Labor Litigation

In August 2012, the Labor Prosecutor’s Office of the State of Pernambuco (Ministério Público do Trabalho do Estado de Pernambuco) in Brazil filed a civil complaint against us in the Labor Court of Pernambuco (Justiça do Trabalho de Pernambuco) in order to (i) compel us to change the variable work schedule applicable to our 14 restaurants in Pernambuco, a state in northeastern Brazil, to a fixed work schedule, (ii) seek fines of R$3,000 per employee per month for alleged noncompliance with labor laws related to, for example, overtime payment, breaks between workdays, night shift premiums, duration of breaks and weekly rest time, (iii) seek a penalty of R$20,000 related to the non-exhibition of documentation relating to audit labor inspections and (iv) seek collective damages of R$30,000,000 related to the variable work schedule practices in Pernambuco in recent years. In February 2013, the Labor Prosecutor’s Office of Pernambuco filed an additional petition seeking the extension of the original complaint throughout Brazil and increasing the amount of collective damages requested from R$30,000,000 to R$50,000,000. The Labor Prosecutor’s Office of the State of Pernambuco also added a demand that all employees should be allowed to bring their own meals for consumption during breaks in our restaurants.

We settled all of the pending claims with the Labor Prosecutor’s Office in March 2013, other than the claim to guarantee the payment of the minimum wage independently of working hours. In connection with the payment of the minimum wage, the Labor Court denied this plea.

In parallel with the judicial case, in December 2016, an administrative assessment of compliance with our 2013 settlement was initiated by a team composed of Labor Prosecutors. Additional audits of our compliance with the 2013 settlement were performed in relation to the period from March 2013 to March 2017, and we entered into a new settlement agreement in August 2018, which included paying a fine of R$7 million that was already paid. Subsequent to this, the Labor Prosecutor began a new investigation of our compliance with the 2018 settlement, in relation to the period of April 2017 to July 2018. The Labor Prosecutor concluded its investigation in 2019 and alleged that we were not in compliance with the 2018 settlement and owed an additional R$15.8 million in fines. We submitted a petition for review, including documentation defending our compliance with the settlement. In 2019, we entered into a new settlement with the Labor Prosecutor. As part of the settlement agreement, the additional fines previously imposed were waived and we agreed to use paper liners for one month on trays in our restaurants beginning in the second quarter of 2020 to further protect the health and safety of our employees. The Labor Prosecutors informed us in 2020 that they do not intend to start a new investigation of our compliance with the settlement at this time. Our agreement with the Labor Prosecutor’s Office remains in effect and we must continue to comply with the requirements thereunder.

Sinthoresp – Brasília

On February 23, 2015, a coalition of labor unions filed a lawsuit against us, alleging that we have defaulted on our obligations to our employees with a variety of inadequate working conditions such as an unhealthy working environment, failure to pay the legal minimum wage or wages established through collective bargaining agreements, time-card fraud, failure to grant legally-mandated meal and rest periods and failure to pay corresponding overtime, among other claims.

The plaintiffs have requested an order requiring: (i) immediate rectification of the alleged practices; (ii) an injunction against opening any new restaurants until compliance with the labor practices is demonstrated; (iii) damages for pain and suffering equal to an amount between 1% and 30% of gross income; (iv) that the Economic Defense Administrative Council (Conselho Administrativo de Defesa Econômica or “CADE”) be placed on notice of these conditions; and (v) service of process to the Labor Prosecutor to require it to follow up on the lawsuit.

The lawsuit is currently before the 22nd DF Labor Court in Brasilia. On March 27, 2017, the Labor Court entered a judgment rejecting all claims made by the coalition of labor unions and affirmed that the coalition was not able to prove its allegations. The coalition filed an appeal against it, and the Regional Labor Court determined to reopen the discovery phase for the parties to take depositions of witnesses, after which the 22nd DF Labor Court in Brasilia (first instance) will judge the claim again. We presented an appeal against this decision that was denied, and the discovery phase was reopened. A new discovery hearing was scheduled for May 4, 2020 but, due to the COVID-19 pandemic, the hearing was cancelled. The hearing occurred on August 2021, and on October 2021 we were notified of the decision that rejected all claims made by the coalition of labor unions. We are waiting for the coalition of labor unions to appeal the court’s decision.

Complaint 0528900-98.2006.5.02.0080

On December 13, 2006, a civil complaint was filed by the Labor Prosecutor’s Office in São Paulo, questioning our compliance with rules related to sanitary surveillance, workers’ health and safety, work ergonomics and working hours. After a preliminary injunction was granted for compliance with issues related to relevant rules cited in the complaint, an agreement (the “TAC”) was entered into between the Company and the Labor Prosecutor’s Office that provides for a daily fine of R$5,000 for non-compliance with the TAC provisions. The full contents of the TAC were ratified by the Labor Court on March 16, 2007.

On October 18, 2010, we entered into a new agreement with the Labor Prosecutor’s Office in São Paulo, which maintained the previous commitments assumed by us in the TAC, but also included an obligation to annually pay R$1,300,000 (as adjusted on a yearly basis from 2011 to 2019) towards the financing of campaigns against child labor and to make a one-time contribution in the amount of R$1,500,000 to the São Paulo’s Medical University’s Foundation. Furthermore, according to the agreement, the company was required to file a schedule for the compliance with the obligations set forth in the TAC. The company has been in compliance with this agreement, and the final payment of the annual R$1,300,000 obligatory contribution to help finance campaigns against child labor was made in 2019. While we have paid all fines due under the agreement, our agreement with the Labor Prosecutor’s Office remains in effect and we must continue to comply with the other requirements thereunder.

In parallel with the judicial lawsuit’s developments, the Labor Prosecutor’s Office initiated an administrative audit regarding the company’s compliance with the TAC. On November 2016, the Labor Prosecutor’s Office claimed that it had identified violations of the TAC and demanded R$13 million in connection with such violations. On April 3, 2017, we submitted a petition and documents as evidence that we have complied with the settlement, rejecting the Labor Prosecutor’s claims. We attended a series of hearings with the Labor Prosecutor’s Office to discuss TAC compliance, Arcos’ petition, and the possibility of entering into a new settlement in order to reduce the previous commitments and the fines assumed by us. A new hearing is expected to be scheduled soon.

Administrative Investigation under Labor Prosecutor’s Office

The Labor Prosecutor’s Office in Curitiba initiated an administrative procedure to investigate Arcos Dourados in May 2019, based on a complaint made by the General Union of Workers (“UGT”) that alleged systematic workplace harassment, moral and sexual harassment and racial discrimination. On July 2020, another administrative procedure was initiated by the Labor Prosecutor’s Office in São Paulo, based on a compliant made by UGT, the Central Workers Union (CUT) and other workers unions that also alleged systematic workplace harassment. The procedures have now been joined under the second administrative procedure. In response to the allegations, Arcos Dourados has presented evidence of its good practices related to the subject, which it believes disproves the allegations of systematic discrimination, moral and sexual harassment. The first hearing was held on January 25, 2021 and a second hearing was held on March 8, 2022. At the second hearing, parties discussed the possibility of settlement with an agreement to improve internal procedures and training to avoid sexual harassment, moral and racial discrimination in the restaurants, without any payment of damages. UGT is expected to present additional comments regarding the proposed settlement, after which Arcos will also have the opportunity to provide its own comments. We expect that additional hearings will be scheduled in 2022. Isolated cases alleging discrimination and/or moral and sexual harassment are also being discussed within minor administrative investigations and individual labor claims filed in Brazil.

Retained Lawsuits and Contingent Liabilities

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2021 we maintained a provision for contingencies amounting to $40.7 million ($35.1 million as of December 31, 2020) and judicial deposits amounting to $6.6 million ($8.1 million as of December 31, 2020) that we were required to make in connection with the proceedings. As of December 31, 2021, the net amount of $34.1 million included $31.9 million as a non-current liability. See Note 18 to our consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022 for more details.

Pursuant to the Acquisition, McDonald’s Corporation indemnifies us for certain Brazilian claims. As of December 31, 2021, the provision for contingencies included $1.2 million ($1.3 million as of December 31, 2020) related to a Brazilian claim that is covered by the indemnification agreement. As a result, we have recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in our consolidated balance sheet.

Several of these proceedings have already been resolved successfully, either by a judicial decision or a cash settlement. The cash settlements were made pursuant to the reopening of a 2009 amnesty granted by the Brazilian federal government, in which McDonald’s opted to participate. The amnesty was originally granted in 2009 as a way to reduce litigation with federal authorities and increase tax collection during the financial crisis. The amnesty allowed Brazilian taxpayers to settle federal tax debts under favorable conditions, including reduced penalties and interest and the ability to pay principal in up to 180 installments. In 2014, pursuant to an additional amnesty, such outstanding Brazilian federal tax debts were paid in full using mainly applicable tax loss carryforwards. The remaining retained proceedings are pending a final decision.

As of December 31, 2021, there are certain matters related to the interpretation of tax, labor and civil law for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $240 million and $271 million.

Brazilian Federal Customs Authorities Infraction Notices

In August 2021, Arcos Dourados Comércio de Alimentos S.A. (our Brazilian “Subsidiary”) became aware of two notices of infraction presented by Brazilian federal customs authorities (Alfândega da Receita Federal) alleging improprieties by a supplier of our Subsidiary, related to the importation of certain products in 2019. The notices of infraction, which named our Subsidiary as jointly liable, included a R$2.6 million fine as of August 2021. We believe these charges are improper and, together with our supplier, we have submitted the appropriate administrative defense of our position. This matter is ongoing and in a preliminary administrative phase and, as of the date of this annual report, a ruling by the administrative authorities is pending. We will defend ourselves vigorously in this and any related proceedings.

Other Proceedings

In addition to the matters described above, we are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on our business, financial condition, or results of operations. However, in light of the uncertainties involved in these claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us; as a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of our income for that period.

ITEM 4.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and the price of our primary supplies, and which may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. As a result of these market risks, we could suffer a loss due to adverse changes in foreign exchange rates and the price of commodities in the international markets. In addition, we are subject to equity price risk relating to our share-based compensation plans. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks. We do not enter into market risk sensitive instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

Foreign Currency Exchange Rate Risk in 2021

We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, such as the Brazilian real and the Mexican peso, among others. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. In order to partially mitigate the foreign exchange rate risk related to our long-term debt, we entered into certain derivative instruments. See Note 13 to our consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022 for more detail. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to foreign exchange risk.

While substantially all our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports are denominated in U.S. dollars. Therefore, we are exposed to foreign currency exchange risk related to imports. We have entered into various forward contracts to hedge a portion of the foreign exchange risk associated with the forecasted imports of certain countries. See Note 13 to our consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022 for more details.

We are also exposed to foreign exchange risk related to U.S. dollar-denominated intercompany balances held by certain of our operating subsidiaries with our holding companies, and to foreign currency-denominated intercompany balances held by our holding companies with certain operating subsidiaries. Although these intercompany balances are eliminated through consolidation, a fluctuation in exchange rates could have a significant impact on our results through the recognition of foreign currency exchange losses in our consolidated income (loss) statement. To help mitigate some of these foreign currency exchange rate risks, we have entered into certain derivative instruments. See Note 13 to our consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022 for more details.

A depreciation of 10% in the value of the Brazilian reais against the U.S. dollar would result in a net foreign exchange loss totaling $10.8 million over (i) U.S. dollar-denominated intercompany loans held by our Brazilian subsidiary partially offset by derivatives of $118.9 million, (ii) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$23.8 million including accrued interest), (iii) the Brazilian reais-denominated intercompany payable held by our subsidiaries, Arcos Dorados B.V. and LatAm LLC (R$7.0 million including accrued interest), (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $2.5 million as of December 31, 2021.

An appreciation of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $6.4 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $46.4 million as of December 31, 2021.

An appreciation of 10% in the value of the Costa Rican colones against the U.S. dollar would result in a foreign exchange loss of $4.5 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Costa Rica of $42.3 million as of December 31, 2021.

An appreciation of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $4 million mainly related to the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiaries in Uruguay of $36.8 million as of December 31, 2021.

An appreciation of 10% in the value of the Mexican peso against the U.S. dollar would result in a foreign exchange loss of $3.3 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiaries in Mexico of $29.9 million as of December 31, 2021.

A depreciation of 10% in the value of the Peruvian peso against the U.S. dollar would result in a foreign exchange loss of $2.4 million mainly related to the outstanding U.S. dollar-denominated intercompany payable held by our subsidiary in Peru of $26.6 million as of December 31, 2021.

Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2021 since there are no other significant intercompany balances exposed to foreign exchange risk.

We are also exposed to foreign currency exchange risk related to the currency translation of our Venezuelan operations. A devaluation of the Venezuelan bolívar against the U.S. dollar would result in a foreign currency exchange loss as a result of remeasuring monetary balances denominated in Venezuelan bolívares. See Note 22 to our consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022 for details about exchange controls affecting our operations in Venezuela.

Summary of Foreign Currency Exchange Rate Risk in 2020

We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, such as the Brazilian real and the Mexican peso, among others. We generate revenues and cash from our operations in local currencies while a significant portion of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars. In order to partially mitigate the foreign exchange rate risk related to our long-term debt, we entered into certain derivative instruments. See Note 13 to our consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022 for more detail. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be translated into and paid in U.S. dollars using the exchange rate of the last business day of the month, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to foreign exchange risk.

While substantially all our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports are denominated in U.S. dollars. Therefore, we are exposed to foreign currency exchange risk related to imports. We have entered into various forward contracts to hedge a portion of the foreign exchange risk associated with the forecasted imports of certain countries. See Note 13 to our consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022 for more details. In addition, we attempt to minimize this risk also by entering into annual and semi-annual pricing arrangements with our main suppliers.

We are also exposed to foreign exchange risk related to U.S. dollar-denominated intercompany balances held by certain of our operating subsidiaries with our holding companies, and to foreign currency-denominated intercompany balances held by our holding companies with certain operating subsidiaries. Although these intercompany balances are eliminated through consolidation, a fluctuation in exchange rates could have a significant impact on our results through the recognition of foreign currency exchange losses in our consolidated (loss) income statement. To help mitigate some of these foreign currency exchange rate risks, we have entered into certain derivative instruments. See Note 13 to our consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022 for more details.

A depreciation of 10% in the value of the Brazilian reais against the U.S. dollar would result in a net foreign exchange loss totaling $12.9 million over (i) U.S. dollar-denominated intercompany loans held by our Brazilian subsidiary partially offset by derivatives of $135.5, (ii) the cross-currency interest rate swap used to partially hedge the intercompany loan receivable of Arcos Dorados B.V. denominated in Brazilian reais (R$22.7 million including accrued interest), (iii) the Brazilian reais-denominated intercompany net receivable held by our subsidiaries, Arcos Dorados B.V. and LatAm LLC (R$45.0 million including accrued interest), (iv) the outstanding balance of the U.S. dollar-denominated intercompany net debt held by our Brazilian subsidiaries of $2.5 million as of December 31, 2020.

An appreciation of 10% in the value of the European euro against the U.S. dollar would result in a foreign exchange loss of $5.0 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Martinique of $46.4 million as of December 31, 2020.

An appreciation of 10% in the value of the Costa Rican colones against the U.S. dollar would result in a foreign exchange loss of $4.6 million mainly related to the outstanding U.S. dollar-denominated intercompany receivable held by our subsidiary in Costa Rica of $42.3 million as of December 31, 2020.

An appreciation of 10% in the value of the Uruguayan peso against the U.S. dollar would result in a foreign exchange loss of $4.1 million mainly related to the outstanding U.S. dollar-denominated intercompany net receivable held by our subsidiaries in Uruguay of $36.8 million as of December 31, 2020.

A depreciation of 10% in the value of the Peruvian peso against the U.S. dollar would result in a foreign exchange loss of $2.2 million mainly related to the outstanding U.S. dollar-denominated intercompany payable held by our subsidiary in Peru of $24.5 million as of December 31, 2020.

Fluctuations in the value of the other local currencies against the U.S. dollar would not result in material foreign exchange gains or losses as of December 31, 2020 since there are no other significant intercompany balances exposed to foreign exchange risk.

We are also exposed to foreign currency exchange risk related to the currency translation of our Venezuelan operations. A devaluation of the Venezuelan bolívar against the U.S. dollar would result in a foreign currency exchange loss as a result of remeasuring monetary balances denominated in Venezuelan bolívares. See Note 22 to our consolidated financial statements included in our report on Form 6-K/A furnished to the SEC on April 14, 2022 for details about exchange controls affecting our operations in Venezuela.

Commodity Price Risk

With respect to commodities exposure, given that we source beef, poultry, grains, shortening, dairy products, flours, cellulose, sugar, amongst other agricultural related products, we are exposed to commodities market risk due to changes in commodity prices that have a direct impact on our costs. We attempt to minimize this risk in a number of ways, including by: entering into commodity hedges through our suppliers (e.g., beef, grains and oil), entering into pricing agreements to lock in prices with key global suppliers for main cost drivers, and negotiating pricing protocol standards by working on open-book agreements with suppliers to have visibility and transparency on actual costs and adjust pricing accordingly. Arcos Dorados’ volume also provides leverage and helps to mitigate impact and gain purchasing power above our competitors. Finally, a dedicated team is continuously seeking cost saving initiatives, such as productivity efficiencies and lower logistics, ingredients and/or formulation costs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 18, 2022